Exhibit 99.1

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and Insurance Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000.

The Company is the largest life insurance company in China. Our distribution network, comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, is the most extensive one in China. The Company is one of the largest institutional investors in China, and through its controlling shareholding in China Life Asset Management Company Limited, the Company is the largest insurance asset management company in China. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 31 December 2013, the Company had approximately 177 million long-term individual and group life policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

China Life Insurance Company Limited     Annual Report 2013

Contents

Definitions and Material Risk Alert	2

Company Profile	3

Financial Summary	6

Chairman’s Statement	7

Management Discussion and Analysis	10

Report of the Board of Directors	28

Report of the Supervisory Committee	35

Significant Events	39

Changes in Share Capital and Shareholders Information	45

Directors, Supervisors, Senior Management and Employees	49

Corporate Governance	65

Internal Control	87

Honors and Awards	91

Independent Auditors’ Report	92

Consolidated Statement of Financial Position	93

Statement of Financial Position	95

Consolidated Statement of Comprehensive Income	97

Consolidated Statement of Changes in Equity	99

Consolidated Statement of Cash Flows	100

Notes to the Consolidated Financial Statements	102

Embedded Value	212

China Life Insurance Company Limited     Annual Report 2013

Definitions and Material Risk Alert

In this annual report, unless the context otherwise requires, the following expressions have the following meanings:

The Company [1]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company

AMC	China Life Asset Management Company Limited, a subsidiary of the Company

Pension Company	China Life Pension Company Limited, a subsidiary of the Company

CLP&C	China Life Property and Casualty Insurance Company Limited

CIRC	China Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China	for the purpose of this report, “China” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

RMB	Renminbi Yuan

Material Risk Alert:

The Company has stated the details of its existing risks including risks relating to macro trends, risks relating to business and risks relating to investments. Please refer to the analysis of the risks which the Company may face in its future development in the section headed “Management Discussion and Analysis”.

[1]	Except for “the Company” referred to in the Consolidated Financial Statements.

China Life Insurance Company Limited     Annual Report 2013

Company Profile

Registered Name in Chinese:

Registered Name in English:

China Life Insurance Company Limited (“China Life”)

Legal Representative: Yang Mingsheng

Board Secretary: Zheng Yong

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R.China 100033

Telephone: 86-10-63631191

Fax: 86-10-66575112

Email: ir@e-chinalife.com

Securities Representative: Lan Yuxi

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R.China 100033

Telephone: 86-10-63631068

Fax: 86-10-66575112

Email: lanyuxi@e-chinalife.com

*	Mr. Lan Yuxi, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company

Registered Office Address:

16 Financial Street, Xicheng District, Beijing, P.R.China 100033

Current Office Address:

16 Financial Street, Xicheng District, Beijing, P.R.China 100033

Telephone: 86-10-63633333

Fax: 86-10-66575722

Website: www.e-chinalife.com

Email: ir@e-chinalife.com

Hong Kong Office:

Office Address: 25th Floor, C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong

Telephone: 852-29192628

Fax: 852-29192638

Newspapers for the Company’s A Share Disclosure:

China Securities Journal

Shanghai Securities News

Securities Times

CSRC’s Designated Website for the Company’s Annual Report Disclosure:

www.sse.com.cn

China Life Insurance Company Limited     Annual Report 2013

Company Profile

The Company’s H Share Disclosure Websites:

HKExnews website at www.hkexnews.hk

The Company’s website at www.e-chinalife.com

The Company’s Annual Reports may be Obtained at:

12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R.China

Stock Information:

Stock Type	A Share	H Share	ADR
Exchanges on which the Stocks are Listed	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	New York Stock Exchange
Stock Short Name	China Life	China Life	—
Stock Code	601628	2628	LFC

H Share Registrar and Transfer Office:

Computershare Hong Kong Investor Services Limited

Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary:

Deutsche Bank

60 Wall Street, New York, NY 10005

Domestic Legal Adviser:

King & Wood Mallesons

International Legal Advisers:

Latham & Watkins

Debevoise & Plimpton LLP

Date of First Registration of the Company:

30 June 2003

Initial Registered Address of the Company:

16 Chaowai Avenue, Chaoyang District, Beijing, P.R.China 100020

Date of the Latest Change of Registration of the Company:

20 June 2012

Latest Change of the Registered Address of the Company:

16 Financial Street, Xicheng District, Beijing, P.R.China 100033

China Life Insurance Company Limited     Annual Report 2013

Company Profile

Corporate Business Licence Serial Number:

100000000037965

Tax Registration Certificate Number:

11010271092841X

Organization Code:

71092841-X

Auditors of the Company:

Domestic Auditor:	Ernst & Young Hua Ming LLP

	Address:	Level 16, Ernst & Young Tower, Oriental Plaza, No.1 East Changan Avenue, Dongcheng District, Beijing, P.R.China Name of the Signing Auditors: Zhang Xiaodong, Huang Yuedong

International Auditor:	Ernst & Young

	Address:	22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Changes in the Main Business of the Company since the Company’s Initial Public Offering:

None

Changes of the Controlling Shareholder of the Company since the Company’s Initial Public Offering:

None

China Life Insurance Company Limited     Annual Report 2013

Financial Summary

					RMB million
	Under International Financial Reporting Standards (IFRS)
Major Financial Data[1]	2013	2012	Change	2011	2010	2009
For the year ended
Total revenues	417,883	371,485	12.5%	370,899	385,838	339,290
Net premiums earned	324,813	322,126	0.8%	318,276	318,088	275,077
Benefits, claims and expenses	391,557	363,554	7.7%	352,599	346,601	298,249
Insurance benefits and claims expenses	312,288	300,562	3.9%	290,717	279,632	237,038
Profit before income tax	29,451	10,968	168.5%	20,513	41,008	41,745
Net profit attributable to equity holders of the Company	24,765	11,061	123.9%	18,331	33,626	32,881
Net cash inflow from operating activities	68,292	132,182	-48.3%	133,953	178,600	149,700
As at 31 December
Total assets	1,972,941	1,898,916	3.9%	1,583,907	1,410,579	1,226,257
Investment assets[2]	1,848,681	1,790,838	3.2%	1,494,969	1,336,245	1,172,145
Total liabilities	1,750,356	1,675,815	4.4%	1,390,519	1,200,104	1,013,481
Total equity holders’ equity	220,331	221,085	-0.3%	191,530	208,710	211,072
Per share (RMB)
Earnings per share (basic and diluted)	0.88	0.39	123.9%	0.65	1.19	1.16
Equity holders’ equity per share	7.80	7.82	-0.3%	6.78	7.38	7.47
Net cash inflow from operating activities per share	2.42	4.68	-48.3%	4.74	6.32	5.30
Major financial ratio
Weighted average ROE (%)	11.22	5.38	increase of 5.84 percentage points	9.16	16.02	17.13
Ratio of assets and liabilities[3] (%)	88.72	88.25	increase of 0.47 percentage points	87.79	85.08	82.65
Gross investment yield[4] (%)	4.86	2.79	increase of 2.07 percentage points	3.51	5.11	5.78

Notes:

1.	Net profit refers to net profit attributable to equity holders of the Company, while equity holders’ equity refers to equity attributable to equity holders of the Company.
2.	Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits + Investment properties
3.	Ratio of assets and liabilities = Total liabilities/Total assets
4.	Gross investment yield = (Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Total income from investment properties – Business tax and extra charges for investment)/ ((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)

China Life Insurance Company Limited     Annual Report 2013

Chairman’s Statement

2013 was an extraordinary year. The world economy recovery experienced difficulties, and the Chinese economy faced increased difficulties and challenges. The insurance industry, in particular the life insurance industry, has entered a stage of relatively mild growth. Under this very complicated business situation, all employees of the Company have contributed to accomplishing our major goals of the year satisfactorily by closely working together and tackling difficulties in light of the cornerstone of “making steady progress”, achieved preliminary results in terms of innovation in all fields and continually enhanced the Company’s development momentum by conscientiously implementing the “innovation-driven development strategy”, prospectively taken advantage of market changes and trends, and steadily improved the investment yield by positively adjusting asset allocation strategy and optimizing asset allocation structure, ensured stability for the development of the Company through active prevention and mitigation of various risks and maintained the healthy and steady growth of business.

During the Reporting Period, the Company’s total revenue was RMB417,883 million, an increase of 12.5% from 2012; net profit attributable to equity holders of the Company was RMB24,765 million, an increase of 123.9% from 2012; earnings per share (basic and diluted) were RMB0.88, an increase of 123.9% from 2012; and one-year new business value was RMB21,300 million, an increase of 2.2% from 2012. The Company’s market share2 in 2013 was approximately 30.4%, maintaining the leading position in life

[2]	Calculated according to the premium data of life insurance companies in 2013 released by the CIRC.

China Life Insurance Company Limited     Annual Report 2013

Chairman’s Statement

insurance market. As at the end of the Reporting Period, the Company’s total assets reached RMB1,972,941 million, an increase of 3.9% from the end of 2012. The Company’s embedded value was RMB342,224 million, an increase of 1.4% from 2012. As at 31 December 2013, the Company’s solvency ratio was 226.22%.

The Board of Directors of the Company proposes the payment of a final dividend of RMB0.30 per share (inclusive of tax), subject to the shareholders’ approval at the Annual General Meeting to be held on Thursday, 29 May 2014.

In June 2013, the Company completed the procedures for the change of the Board Secretary. Ms. Liu Yingqi resigned as the Board Secretary due to work adjustment, and has been superseded by Mr. Zheng Yong. During her tenure as the Board Secretary, Ms. Liu Yingqi worked diligently and thoroughly fulfilled her duties and obligations, and made substantial and outstanding achievements in the promotion of the development of corporate governance, regularization of the operation of the Board of Directors, enhancement of information disclosure standards, and the strengthening of the management of investor relations. The Board of Directors would like to express its gratitude to Ms. Liu Yingqi for her significant contributions.

During the Reporting Period, the total amount of insurance benefits and claims paid by the Company reached RMB138,710 million, which further highlighted the Company’s role in providing economic compensation and insurance protection to the society. While fulfilling its obligations under insurance policies, the Company continued to actively maintain its devotion to corporate social responsibility. Relying on its competitive advantages in professionalism and business scale, the Company continued to develop policy businesses including New Village Cooperative Medical Insurance, New Rural Pension Insurance, Basic Medical Insurance Program for Urban and Township Residents, Rural Medical Assistance Insurance, as well as Rural Micro-insurance business. The Company has won the bid for 76 projects of Supplementary Major Medical Insurance Business for Urban and Rural Residents (the “Supplementary Major Medical Insurance Business”) in provinces and cities such as Liaoning and Jilin. In addition, the Company provided insurance coverage for the astronauts of Shenzhou-10 and over 200,000 college-graduate village officials. The Company actively participated in public welfare and charitable undertakings. During the Reporting Period, the Company donated RMB10 million through the China Life Foundation to Sichuan Charity Federation to provide funding for reconstruction in the aftermath of Ya’an earthquake, and continued to provide support for Wenchuan earthquake orphans, Yushu earthquake orphans and Zhouqu mudslide orphans through the China Life Foundation, embarked on the charity event of “Relay for Love, Sailing for Dream – Dreams of Earthquake Orphans Come True”, and organized the fifth session of the “China Life Summer Camp” to provide orphans from these disaster-stricken areas with long-term, continuous physical help and emotional support. The Company donated nearly RMB20 million to relevant foundations to provide subsidies for families bereft of their only child and particularly poor police families, for students and teachers in less developed regions, and to provide relief to poverty-stricken patients with serious diseases. The Company also donated over RMB3 million to severely flood stricken regions such as Liaoning and Heilongjiang provinces for flood fighting and disaster relief purposes.

China Life Insurance Company Limited     Annual Report 2013

Chairman’s Statement

2014 is an important year for advancing the “innovation-driven development strategy”, and also a critical year for fully implementing the “Twelfth Five-Year Plan”. Recovery of the world economy is instable and uncertain, and the Chinese economy faces increased difficulties and challenges. With the continued expansion of China’s marketization reforms, the competition landscape in the financial industry is changing significantly, and as the marketization process of the insurance industry accelerates, market competition and risk factors are increasingly complex. The Company will adhere to the cornerstone of “making steady progress”, implementing “innovation-driven development strategy”, continually carrying out reform and innovation, striving to promote transformation and upgrade, and further reinforcing the Company’s sustainability. After having maintained a basically stable business size, the Company will put great efforts in enhancing first-year regular premium businesses, actively developing short-term insurance businesses and improving business value; strengthening innovation in products, services, technology, systems and mechanisms and other key areas, enhancing construction of sales teams, and further optimizing its operation and management system, thus continuously enhancing its vitality. The Company will actively perform social responsibilities, and expand the policy- based commercial insurance businesses. Furthermore, the Company will solidly enhance risk prevention and improve risk management in order to ensure its robust development.

2013 marks the tenth anniversary of the listing of the Company. In the past ten years, we have implemented reforms, made innovations, and built up a modern enterprise system. We actively explored and pursued a life insurance development path with our own features. We strived to open up and greatly reinforced the Company’s development capabilities. Being people-oriented, we embarked on building a reliable team. We have made every effort to comprehensively upgrade the operation management system. Constantly seeking innovation, we established a modern information system. Being aggressive and productive, we significantly improved customer services. After enhancing controls, the Company effectively prevented operational risks. We are never reluctant to take responsibilities and the Company’s social influences are continually enhanced. In the next ten years, we will firmly seize strategic opportunities, carry forward our pioneering spirit, deepen reform and innovation, push forward transformation and upgrade, and deliver another brilliant decade as we continue toward our goal of being the strongest company we can be.

In the past decade, we encountered trials and hardships, but we never compromised. In the past ten years since the listing of the Company, all employees have been working together with complete dedication and making innovations to the best extent, which has helped China Life grow into an insurer with significant influences both at home and abroad. Today, as the Company is at a critical period of striving for transformation, upgrade and innovation and all of us at China Life continue to consistently work together with confidence to tackle difficulties without hesitation, and to take the opportunity of the 10th anniversary of the listing to realize our new ambitions in our continued efforts and make new achievements in our pursuit of development and excellence.

By Order of the Board Yang Mingsheng Chairman

Beijing, China 25 March 2014

China Life Insurance Company Limited     Annual Report 2013

Management Discussion and Analysis

I	OVERVIEW OF OPERATIONS IN 2013

In 2013, the Company achieved a steady growth of its business and maintained its leading position in the market, with the structure of its business further optimized and the operating results significantly improved. During the Reporting Period, net profit attributable to equity holders of the Company was RMB24,765 million, an increase of 123.9% from 2012; and one-year new business value was RMB21,300 million, an increase of 2.2% from 2012. As at the end of the Reporting Period, the Company’s embedded value was RMB342,224 million, an increase of 1.4% from 2012. During the Reporting Period, the Company’s net premiums earned was RMB324,813 million, an increase of 0.8% from 2012; first-year premiums decreased by 8.8% from 2012, first-year regular premiums decreased by 11.5% from 2012, and the percentage of first-year regular premiums in first-year premiums decreased to 35.05% in 2013 from 36.11% in 2012; first-year regular premiums with 10 years or longer payment duration increased by 12.2% from 2012, and the percentage of first-year regular premiums with 10 years or longer payment duration in first-year regular premiums increased to 52.40% in 2013 from 41.35% in 2012; renewal premiums increased by 5.8% from 2012, and the percentage of renewal premiums in gross written premiums increased to 58.45% in 2013 from 55.83% in 2012; short-term accident insurance premiums increased by 11.5% from 2012, and the percentage of short-term accident insurance premiums in short-term insurance premiums increased to 58.83% in 2013 from 57.98% in 2012. As at 31 December 2013, the number of in-force policies increased by 18.8% from the end of 2012; the Policy Persistency Rate (14 months and 26 months)3 reached 89.00% and 88.00%, respectively; and the Surrender Rate4 was 3.86%, a 1.14 percentage point increase from 2012.

[3]	The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.
[4]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premium of long-term insurance contracts)

China Life Insurance Company Limited     Annual Report 2013

Management Discussion and Analysis

With respect to the exclusive individual agent channel, the Company achieved a steady growth in its business volume, maintained a stable business scale and continued to optimize its business structure. During the Reporting Period, gross written premiums from the exclusive individual agent channel increased by 10.0% year-on-year; first- year premiums decreased by 1.2% year-on-year; first-year regular premiums decreased by 1.2% year-on-year; first- year regular premiums with 10 years or longer payment duration increased significantly; and renewal premiums increased by 12.9% year-on-year. With further development of the “effective expansion” strategy for team building, the overall quality of the personnel continued to improve. The Company made progress in developing professionalism of this distribution channel with effective product strategy and sales planning, and the new E-China Life mobile marketing tool was further integrated into the daily sales activities of the exclusive individual agents with a penetration rate of 84.6%, which significantly improved the average policy issuance timeliness and further reduced operating costs. As at the end of the Reporting Period, the Company had a total of 653,000 exclusive individual agents.

With respect to the group insurance channel, the Company achieved a steady growth in premiums, further optimized its business structure, improved its operating results and maintained its leading position in the market. During the Reporting Period, gross written premiums, first-year premiums and short-term insurance premiums from the group insurance channel increased by 30.2%, 118.0% and 14.5% year-on-year, respectively. The group insurance channel actively provided services to economic and social development, and participated in the building of the social security system, continuing its provision of insurance for college-graduate village officials, planned birth insurance, as well as life insurance for the astronauts of Shenzhou-10. The Company actively explored international operations, took cooperation initiatives such as multinational pooling of insurance, and focused on the development of sales team in the group insurance channel. As at the end of the Reporting Period, the Company had a total of 17,000 direct sales representatives in the group insurance channel and maintained a proper growth. Sales capabilities were further enhanced. Progress was made in the professional operation of the channel.

With respect to the bancassurance channel, the Company actively implemented the transformation strategy and adjusted the business structure, by reducing the volume of single premium business and short-term regular premium business and making more efforts on the development of business with long-term regular premium. Gross written premiums, first-year premiums and first-year regular premiums from the bancassurance channel decreased by 16.5%, 14.6% and 36.6% year-on-year, respectively. Meanwhile, the Company consolidated its market leading position in bancassurance business by actively exploring product transformation, deepening in channel cooperation, innovating sales methods, enhancing construction of the sales team and solidifying fundamental management. As at the end of the Reporting Period, the number of intermediary bancassurance outlets was 88,000, with a total of 54,000 sales representatives.

In 2013, domestic and international economic situations were complicated, greater efforts were put on the reforms and innovations of China’s financial market, progress in marketization of the interest rate was accelerated, and seasonal tensions were seen in the monetary market; bond market yields increased significantly; and structures of the stock market differentiated obviously. The Company flexibly responded to changes in the capital market, actively diversified investment types and channels, strengthened its investment capabilities and professional management, and constantly improved its portfolio allocations. In terms of fixed income investment, new negotiated deposits with higher fixed interest rates were made, increasing the income level of inventory assets; the Company increased its allocation in high grade credit debt securities, which further

China Life Insurance Company Limited     Annual Report 2013

Management Discussion and Analysis

optimized the bond investment structure. In terms of equity investment, the Company took advantage of market opportunities and realized investments when the price was high, thus controlled its risk exposure. In terms of real estate investment, the Company steadily pushed forward commercial real estate investment with a negotiated investment amount of RMB4,075 million; actively involved in infrastructure and real estate investment schemes, with an accumulated investment amount of approximately RMB59,900 million. In terms of other financial assets, the Company steadily promoted investment in financial products such as trust schemes and wealth management products, with a total investment amount of approximately RMB5,900 million. As at the end of the Reporting Period, the Company’s investment assets reached RMB1,848,681 million, an increase of 3.2% from the end of 2012. Among the major types of investment, the percentages of term deposits and bonds increased to 35.93% and 47.25% from 35.80% and 46.24% respectively as compared to the end of 2012, and the percentages of shares and funds decreased to 7.50% from 9.01% as compared to the end of 2012. During the Reporting Period, the interest income increased stably with a net investment yield5 of 4.54%; spread income increased significantly and impairment losses of assets reduced notably, as a result of which the gross investment yield was 4.86%, gross investment yield including share of profit of associates6 was 4.95%. Due to the upward slope of the yield curve in the bond market, the comprehensive investment yield taking account of current net fair value changes of available-for-sale securities recognized in other comprehensive income7 was 3.17%.

In 2013, the Company implemented the “innovation-driven development strategy” with great efforts. Progress was made in product innovation, effectively pushing the business development through innovation of product packages such as Ruixin (2013) Insurance Package Plan and Golden Account Annuity Insurance (Universal) Package Plan. The Company made new achievements in sales innovation, effectively utilized customer relation management results, and carried out customized marketing, promoting fast development of the business of first-year regular premiums with 10 years or longer payment duration; and explored direct sales over the counter to support business development. Efficiency of claim settlement was significantly improved by taking new steps in service innovation and comprehensively implementing a centralized platform for claim settlement. The Company actively expanded the E-service for insurance policies in order to continuously improve the quality of insurance policy service; optimized its policy loan service and embarked on a pilot program of integrated customer service system, with a view to improve its customer experience. With the data center officially put into production, the Company took a new step in technological innovation; the Company received Insurance Innovation Award for its Supplementary Major Medical Insurance Business system; the internet sales system for e-insurance intermediaries was widely used; and E-China Life functions were constantly improved. Breakthroughs were achieved in innovation of systems and mechanisms, actively exploring marketization reforms for investment and management mechanisms; and progress was made in promoting professionalism of operations and sales channels.

[5]	Net investment yield = (Investment income + Net income from investment properties—Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)
[6]	Gross investment yield including share of profit of associates = (Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Total income from investment properties - Business tax and extra charges for investment + Share of profit of associates) / ((Investment assets at the beginning of the period + Investments in associates at the beginning of the period + Investment assets at the end of the period + Investments in associates at the end of the period) / 2)
[7]	Comprehensive investment yield = (Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Current net fair value changes of available-for-sale securities recognized in other comprehensive income + Total income from investment properties - Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)

China Life Insurance Company Limited    Annual Report 2013

Management Discussion and Analysis

The Company complied with Section 404 of the U.S. Sarbanes-Oxley Act continuously. Meanwhile, it implemented procedures for the compliance with standard systems of corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by five PRC ministries including the Ministry of Finance and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC, and increased the independence of internal control assessment by further improving its internal control self assessment system. The Company continuously complied with the Guidelines for the Implementation of Comprehensive Risk Management of Personal Insurance Companies issued by the CIRC, taking the lead in implementing a risk preference system within the industry, and realizing transition of risk monitoring from ex post reporting to concurrent monitoring. Based on its long standing commitment to integrity, the Company has built up the core value of the corporate culture with emphasis on “honesty, integrity, gratitude and achievement”, and conducted activities titled “Integrity-I Do First” within the organization for six consecutive years.

II	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(1)	Total Revenues

		RMB million
For the year ended 31 December	2013	2012
Net premiums earned	324,813	322,126
Individual life insurance business	303,431	305,732
Group life insurance business	2,055	465
Short-term insurance business	16,952	15,929
Supplementary major medical insurance business	2,375	—
Investment income	82,816	73,243
Net realised gains and impairment on financial assets	5,793	(26,876)
Net fair value gains/(losses) through profit or loss	137	(313)
Other income	4,324	3,305

Total	417,883	371,485

Net Premiums Earned

1.	Individual Life Insurance Business

During the Reporting Period, net premiums earned from individual life insurance business decreased by 0.8% from 2012. This was primarily due to the adjustment of the bancassurance business structure.

2	Group Life Insurance Business

During the Reporting Period, net premiums earned from group life insurance business increased by 341.9% from 2012. This was primarily due to an increase in premiums earned from the group annuity insurance business.

China Life Insurance Company Limited    Annual Report 2013

Management Discussion and Analysis

3	Short-term Insurance Business

During the Reporting Period, net premiums earned from short-term insurance business increased by 6.4% from 2012. This was primarily due to the Company’s efforts on making adjustment to the business structure and motivating local branches in acquiring new business.

4	Supplementary Major Medical Insurance Business

The Company started supplementary major medical insurance business as some provinces and cities launched supplementary major medical insurance pilot programs in 2013.

Gross written premiums categorized by business:

		RMB million
For the year ended 31 December	2013	2012
Individual Life Insurance Business	303,660	305,841
First-year business	112,929	125,649
Single	72,658	80,118
First-year regular	40,271	45,531
Renewal business	190,731	180,192
Group Life Insurance Business	2,060	469
First-year business	2,064	462
Single	2,029	458
First-year regular	35	4
Renewal business	(4)	7
Short-term Insurance Business	18,056	16,432
Short-term accident insurance business	10,623	9,527
Short-term health insurance business	7,433	6,905
Supplementary Major Medical Insurance Business	2,514	—

Total	326,290	322,742

China Life Insurance Company Limited    Annual Report 2013

Management Discussion and Analysis

Gross written premiums categorized by channel:

For the year ended 31 December	2013	RMB million 2012
Exclusive Individual Agent Channel	197,698	179,761
First-year business of long-term insurance	31,815	32,197
Single	413	415
First-year regular	31,402	31,782
Renewal business	160,302	141,999
Short-term insurance business	5,581	5,565
Group Insurance Channel	17,658	13,562
First-year business of long-term insurance	4,720	2,165
Single	4,561	2,002
First-year regular	159	163
Renewal business	563	593
Short-term insurance business	12,375	10,804
Bancassurance Channel	107,658	128,863
First-year business of long-term insurance	78,178	91,524
Single	69,695	78,151
First-year regular	8,483	13,373
Renewal business	29,387	37,283
Short-term insurance business	93	56
Other Channels[1]	3,276	556
First-year business of long-term insurance	280	225
Single	18	8
First-year regular	262	217
Renewal business	475	324
Short-term insurance business	7	7
Supplementary major medical insurance business	2,514	—

Total	326,290	322,742

Notes:

1.	Other channels mainly include supplementary major medical insurance business, telephone sales, etc.
2.	The Company’s channel premium breakdown was presented based on the groups of sales personnels including exclusive individual agent team, direct sales representatives, bancassurance sales team and other distribution channels.

China Life Insurance Company Limited    Annual Report 2013

Management Discussion and Analysis

Investment Income

For the year ended 31 December	2013	RMB million 2012
Investment income from securities at fair value through profit or loss	1,542	1,567
Investment income from available-for-sale securities	19,596	20,992
Investment income from held-to-maturity securities	22,588	15,194
Investment income from bank deposits	32,667	30,512
Investment income from loans	5,773	4,339
Other investment income	650	639

Total	82,816	73,243

1	Investment Income from Securities at Fair Value through Profit or Loss

During the Reporting Period, investment income from securities at fair value through profit or loss decreased by 1.6% from 2012. This was primarily due to a decrease in dividend income from equity assets at fair value through profit or loss.

2	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities decreased by 6.7% from 2012. This was primarily due to a decrease in dividend income from available-for-sale equity assets.

3	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 48.7% from 2012. This was primarily due to an increase in interest income resulting from the Company’s increased allocation in held-to-maturity securities and in high grade credit debt securities.

4	Investment Income from Bank Deposits

During the Reporting Period, investment income from bank deposits increased by 7.1% from 2012. This was primarily due to an increase in the volume of bank deposits and market interest rates.

5	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 33.0% from 2012. This was primarily due to an increase in the volume of policy loans and debt investment plans.

China Life Insurance Company Limited    Annual Report 2013

Management Discussion and Analysis

Net Realised Gains and Impairment on Financial Assets

During the Reporting Period, changes in net realized gains and impairment on financial assets were primarily due to a decrease in impairment losses of available-for-sale equity assets.

Net Fair Value Gains/(Losses) through Profit or Loss

During the Reporting Period, changes in net fair value gains/(losses) through profit or loss were primarily due to an increase in spread income from equity assets at fair value through profit or loss.

Other Income

During the Reporting Period, other income increased by 30.8% from 2012. This was primarily due to an increase in commission fees earned from the CLP&C.

(2)	Benefits, Claims and Expenses

For the year ended 31 December	2013	RMB million 2012
Insurance benefits and claims expenses
Individual life insurance business	299,093	292,312
Group life insurance business	1,932	352
Short-term insurance business	8,766	7,898
Supplementary major medical insurance business	2,497	—
Investment contract benefits	1,818	2,032
Policyholder dividends resulting from participation in profits	18,423	3,435
Underwriting and policy acquisition costs	25,690	27,754
Finance costs	4,032	2,575
Administrative expenses	24,805	23,283
Other expenses	3,864	3,304
Statutory insurance fund contribution	637	609

Total	391,557	363,554

China Life Insurance Company Limited    Annual Report 2013

Management Discussion and Analysis

Insurance Benefits and Claims Expenses

1	Individual Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to individual life insurance business increased by 2.3% from 2012, remaining basically stable.

2	Group Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to group life insurance business increased by 448.9% from 2012. This was primarily due to an increase in business volume.

3	Short-term Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to short-term insurance business increased by 11.0% from 2012. This was primarily due to an increase in business volume.

4	Supplementary Major Medical Insurance Business

The Company started to pay insurance benefits and claims for the supplementary major medical insurance business which was newly launched in 2013.

Investment Contract Benefits

During the Reporting Period, investment contract benefits decreased by 10.5% from 2012. This was primarily due to the decreased volume of investment contracts and adjustment to settlement interest rates of certain products.

Policyholder Dividends Resulting from Participation in Profits

During the Reporting Period, policyholder dividends resulting from participation in profits increased by 436.3% from 2012. This was primarily due to an increase in investment yields for participating products.

Underwriting and Policy Acquisition Costs

During the Reporting Period, underwriting and policy acquisition costs decreased by 7.4% from 2012. This was primarily due to a decrease in commission fees resulting from the decrease in first-year premiums.

Finance Costs

During the Reporting Period, finance costs increased by 56.6% from 2012. This was primarily due to an increase in interest payments for subordinated term debts.

Administrative Expenses

During the Reporting Period, administrative expenses increased by 6.5% from 2012. This was primarily due to an increase in compensation to the employees.

Other Expenses

During the Reporting Period, other expenses increased by 16.9% from 2012. This was primarily due to an increase in foreign exchange losses.

China Life Insurance Company Limited    Annual Report 2013

Management Discussion and Analysis

(3)	Profit before Income Tax

For the year ended 31 December	2013	RMB million 2012
Individual life insurance business	24,903	7,450
Group life insurance business	511	(216)
Short-term insurance business	218	191
Supplementary major medical insurance business	(247)	—
Other businesses	4,066	3,543

Total	29,451	10,968

1	Individual Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the individual life insurance business increased by 234.3% from 2012. This was primarily due to an increase in investment yield of the individual life insurance business segment.

2	Group Life Insurance Business

During the Reporting Period, the change in profit before income tax of the Company in the group life insurance business was primarily due to an increase in business volume and investment yield of the group life insurance business segment.

3	Short-term Insurance Business

During the Reporting Period, profit before income tax of the Company in the short-term insurance business increased by 14.1% from 2012. This was primarily due to a rapid increase in business volume, an improvement in business quality, the stable cost control and an increase in investment yield of the shot-term insurance business segment.

4	Supplementary Major Medical Insurance Business

The Company launched the supplementary major medical insurance business in 2013. The gross written premiums earned was RMB2,514 million, the insurance contract reserves provided was RMB1,479 million, and the total loss was RMB247 million.

(4)	Income Tax

During the Reporting Period, income tax of the Company was RMB4,443 million, while income tax of the Company for the year 2012 was RMB-304 million. The change was primarily due to the combined effect of taxable income and deferred tax.

(5)	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB24,765 million, a 123.9% increase from 2012. This was primarily due to the increase in investment income and the relatively low base recorded in 2012.

China Life Insurance Company Limited    Annual Report 2013

Management Discussion and Analysis

III	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(1)	Major Assets

	As at 31 December 2013	RMB million As at 31 December 2012
Investment assets	1,848,681	1,790,838
Term deposits	664,174	641,080
Held-to-maturity securities	503,075	452,389
Available-for-sale securities	491,527	506,416
Securities at fair value through profit or loss	34,172	34,035
Securities purchased under agreements to resell	8,295	894
Cash and cash equivalents	21,330	69,452
Loans	118,626	80,419
Statutory deposits – restricted	6,153	6,153
Investment properties	1,329	—
Other assets	124,260	108,078

Total	1,972,941	1,898,916

Term Deposits

As at the end of the Reporting Period, term deposits increased by 3.6% from the end of 2012. This was primarily due to the Company’s increased allocation in ordinary term deposits.

Held-to-Maturity Securities

As at the end of the Reporting Period, held-to-maturity securities increased by 11.2% from the end of 2012. This was primarily due to the fact that the Company increased the allocation in held-to-maturity assets in light of market conditions.

Available-for-Sale Securities

As at the end of the Reporting Period, available-for-sale securities decreased by 2.9% from the end of 2012. This was primarily due to the Company’s decreased allocation in debt assets in light of market conditions.

Securities at Fair Value through Profit or Loss

As at the end of the Reporting Period, securities at fair value through profit or loss increased by 0.4% from the end of 2012, with overall size remaining stable.

China Life Insurance Company Limited    Annual Report 2013

Management Discussion and Analysis

Cash and Cash Equivalents

As at the end of the Reporting Period, cash and cash equivalents decreased by 69.3% from the end of 2012. This was primarily due to the need for liquidity management.

Loans

As at the end of the Reporting Period, loans increased by 47.5% from the end of 2012. This was primarily due to an increase in the volume of policy loans, as well as the Company’s increased allocation in debt investment plan.

Investment Properties

The Company newly launched investment in investment properties in 2013.

As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

				RMB million
	As at 31 December 2013		As at 31 December 2012
	Amount	Percentage	Amount	Percentage
Cash and cash equivalents	21,330	1.15%	69,452	3.88%
Term deposits	664,174	35.93%	641,080	35.80%
Bonds	873,585	47.25%	828,098	46.24%
Funds	58,991	3.19%	59,207	3.30%
Common stocks	79,727	4.31%	102,089	5.70%
Other investment forms	150,874	8.17%	90,912	5.08%

Total	1,848,681	100%	1,790,838	100%

(2)	Major Liabilities

	As at 31 December 2013	RMB million As at 31 December 2012
Insurance contracts	1,494,497	1,384,537
Investment contracts	65,087	66,639
Securities sold under agreements to repurchase	20,426	68,499
Policyholder dividends payable	49,536	44,240
Annuity and other insurance balances payable	23,179	16,890
Bonds payable	67,985	67,981
Deferred tax liabilities	4,919	7,834
Other liabilities	24,727	19,195

Total	1,750,356	1,675,815

China Life Insurance Company Limited    Annual Report 2013

Management Discussion and Analysis

Insurance Contracts

As at the end of the Reporting Period, insurance contracts liabilities increased by 7.9% from the end of 2012. This was primarily due to the new insurance business and the accumulation of insurance liabilities from renewal business. As at the reporting date, the Company’s insurance contracts reserves passed liability adequacy testing.

Investment Contracts

As at the end of the Reporting Period, account balance of investment contracts decreased by 2.3% from the end of 2012. This was primarily due to a decrease in the account volume of certain investment contracts.

Securities Sold under Agreements to Repurchase

As at the end of the Reporting Period, securities sold under agreements to repurchase decreased by 70.2% from the end of 2012. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

As at the end of the Reporting Period, policyholder dividends payable increased by 12.0% from the end of 2012. This was primarily due to an increase in investment yields for participating products.

Annuity and Other Insurance Balances Payable

As at the end of the Reporting Period, annuity and other insurance balances payable increased by 37.2% from the end of 2012. This was primarily due to an increase in maturities payable.

Bonds Payable

As at the end of the Reporting Period, bonds payable remained stable as compared to the end of 2012. This was primarily due to the fact that no subordinated term debts were issued by the Company in 2013.

Deferred Tax Liabilities

As at the end of the Reporting Period, deferred tax liabilities decreased by 37.2% from the end of 2012. This was primarily due to a decrease in the fair value of available-for-sale securities.

(3)	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB220,331 million, a 0.3% decrease from the end of 2012. This was primarily due to the combined effect of the comprehensive income during the Reporting Period and dividend distribution in the previous year.

China Life Insurance Company Limited    Annual Report 2013

Management Discussion and Analysis

IV	ANALYSIS OF CASH FLOWS

(1)	Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of financial assets, and investment income. The primary liquidity risks with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB21,330 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB664,174 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As at the end of the Reporting Period, investments in debt securities had a fair value of RMB835,738 million, while investments in equity securities had a fair value of RMB154,957 million. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments or sell them at a fair price.

(2)	Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

(3)	Consolidated Cash Flows

For the year ended 31 December	2013	RMB million 2012
Net cash inflow from operating activities	68,292	132,182
Net cash outflow from investing activities	(60,233)	(203,804)
Net cash inflow/(outflow) from financing activities	(56,105)	85,089
Foreign currency losses on cash and cash equivalents	(76)	—

Net increase/(decrease) in cash and cash equivalents	(48,122)	13,467

China Life Insurance Company Limited    Annual Report 2013

Management Discussion and Analysis

We have established a cash flow testing system, and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity. During the Reporting Period, net cash inflow from operating activities decreased by 48.3% from 2012. This was primarily due to an increase in insurance benefits and claims. Net cash outflow from investing activities decreased by 70.4% from 2012. This was primarily due to the needs for investment management. The change in net cash flow from financing activities was primarily due to the needs for liquidity management.

V	SOLVENCY RATIO

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows our solvency ratio as at the end of the Reporting Period:

	As at 31 December 2013	RMB million As at 31 December 2012
Actual capital	168,501	176,024
Minimum capital	74,485	74,718

Solvency ratio	226.22%	235.58%

The Company’s solvency ratio decreased primarily due to the combined effect of the comprehensive income during the Reporting Period, dividend distribution in the previous year and business development of the Company.

VI	ANALYSIS OF CORE COMPETITIVENESS

The Company has the advantage of very strong brand recognition. It is the only life insurance company in China with shares listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange. It is also a core member of China Life Insurance (Group) Company which is one of the “Fortune Global 500” and the “World’s 500 Most Influential Brands”. As at 2013, the brand of China Life has been ranked as one of the “World’s 500 Most Influential Brands” published by World Brand Lab for seven consecutive years. The brand was also ranked as No. 5 on the “China’s 500 Most Valuable Brands” list, with brand value estimated at RMB155,876 million, ranking No. 1 among all seven insurance companies that made the list.

The Company has an extensive services and distribution network in China, with its business outlets and services counters covering both urban and rural areas. The 653,000 exclusive individual agents, 17,000 direct sales representatives, 88,000 intermediary bancassurance outlets and 54,000 sales representatives at those bancassurance outlets form a unique distribution and services network in China, and make the Company the life insurance service provider closest to the customers. Making use of internationally leading information technology and expanding telephone, Internet, email and other electronic service channels, the Company strives to meet customer demand for purchasing insurance products through multiple channels.

China Life Insurance Company Limited     Annual Report 2013

Management Discussion and Analysis

The Company has the most extensive customer base. As at 31 December 2013, the Company had approximately 177 million long-term individual and group life insurance policies, annuity contracts and long-term health insurance policies in force.

The Company possesses great financial strength. As at 31 December 2013, the registered capital of the Company was RMB28,265 million. The total assets of the Company reached RMB1,972,941 million, which ranked first in China’s life insurance industry. As at the end of 2013, the total market capitalization of the Company was US$75,313 million, which ranked first among all listed life insurance companies in the world.

The Company is one of the largest institutional investors in China, and through its controlling shareholding in China Life Asset Management Company Limited, the Company is the largest insurance asset management company in China. As at 31 December 2013, the investment assets reached RMB1,848,681 million, an increase of 3.2% from the end of 2012.

The Company has rich experience in life insurance management. The predecessor of China Life was the first enterprise to underwrite life insurance business in China, and played the role of an explorer and pioneer in China’s life insurance industry. During the long course of its development, the Company has accumulated a wealth of experience in operation and management, has a stable, professional management team, and has become well versed in the art of management in China’s life insurance market.

VII	BUSINESS OPERATIONS OF OUR MAIN SUBSIDIARIES AND AFFILIATES

RMB million

		Registered
Company Name	Business Scope	Capital	Shareholding	Total Assets	Net Assets	Net Profit
China Life Asset Management Company Limited	Management and utilization of owned capital and insurance funds; entrusted capital management; consulting business relevant to the assets management business; other assets management business permitted by applicable PRC laws and regulations	3,000	60%	5,940	5,172	657
China Life Pension Company Limited	Group and individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other businesses permitted by CIRC	2,500	87.4% is held by the Company, and 4.8% is held by AMC	1,440	1,168	(234)
China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health and accident insurance; reinsurance of the above insurance businesses	8,000	40%	37,359	8,167	535

China Life Insurance Company Limited     Annual Report 2013

Management Discussion and Analysis

VIII	USE OF RAISED AND NON-RAISED CAPITAL

During the Reporting Period, the Company had neither raised capital nor used capital raised in the previous periods. The Company had not invested in any major projects with non-raised capital, the total investments of which were over 10% of the audited equity holder’s equity as at the end of the previous year.

IX	FUTURE PROSPECT AND RISK ANALYSIS

In 2014, the Company intends to strengthen its in-depth analysis of macro-economic trends and complex risk factors to maintain its continuous and healthy growth. The major risk factors which may have an impact on the Company’s future development strategy and business objectives include:

1.	Risks relating to macro trends

In 2014, the unstable and uncertain factors in the recovery of global economy will remain, with structural adjustment of global economy and international competition intensified. In China, factors affecting the economic development are experiencing significant changes and deep-rooted contradictions have been highlighted. The economy of China is shifting its gears in terms of the growth rate, its structural adjustment is in a crucial period, and its economic development is facing downward pressure. At a time when international and domestic economies and finance have become highly integrated, changes in international and domestic situations can be transferred to the insurance industry through multiple channels such as the real economy, financial markets and consumer demand, which in turn impact business development, the use of funds and solvency in a variety of ways, and increase the difficulty and pressure of maintaining stability and risk prevention in the insurance market.

2.	Risks relating to our business

China’s insurance industry remains at a significant stage with significant strategic opportunities. At this stage, the competitive environment of the financial industry is experiencing profound changes with the implementation of market reforms, which breaks through the boundary of the traditional financial industries. The internet-based finance is forming a significant power that will affect the landscape of the financial market. The traditional development pattern of the insurance industry cannot sustain, and the insurance industry has entered a new phase and is experiencing a modest growth. Affected by these factors, the Company is experiencing more difficulties in maintaining steady business growth, as well as facing more uncertainties and complexities. Due to factors such as investment income, it may be more difficult for the Company to improve its operational results, and may cause more irregular policy surrenders. Meanwhile, factors such as relatively slow growth of the sales force and its high turnover rate may also adversely affect the business development of the Company.

China Life Insurance Company Limited     Annual Report 2013

Management Discussion and Analysis

3.	Risks relating to investments

In light of the complexity of the domestic and international economies, the uncertain financial markets may adversely affect the Company’s investment income and the book value of its assets. In addition, with the gradual expansion of the investment scope for insurance funds, the Company may invest some of its insurance funds through new investment channels, utilize new investment vehicles or appoint new investment management entity, which may have an impact on its investment income and the book value of its assets. Moreover, some of the Company’s assets are held in foreign currencies, which may be adversely affected by exchange rate movements if the exchange rate of Renminbi continues to appreciate.

In 2014, the Company intends to constantly implement the “innovation-driven development strategy” in great depth, and focuses on the business strategies of “value-oriented, appropriate scale, structure improvement, and emphasis on economic benefit” to continuously carry out in-depth reforms and innovations and to strongly promote transformation and upgrade, thereby maintaining the stability of its business scale and the steady growth of new business value, and further enhancing the Company’s ability of sustainable development. Given the above mentioned risk factors, the Company intends to firmly adhere to its core development objectives, and fine-tune its business development objectives in accordance with market trends to an appropriate degree, so as to efficiently respond to challenges from market competitors and changes in the external environment. Meanwhile, the Company intends to focus on innovation in mechanisms, building of sales force, innovation in products, services and technology, in order to constantly enhance its vitality, creativity, competitiveness and capacity for sustainable development. The Company believes that it will have sufficient capital to meet its insurance business expenditures and general new investment needs in 2014. At the same time, the Company will make corresponding arrangements in accordance with the capital markets conditions to further implement its business development strategies.

China Life Insurance Company Limited     Annual Report 2013

Report of the Board of Directors

1.	PRINCIPAL BUSINESS

The Company is the largest life insurance company in China’s life insurance market and possesses the most extensive distribution network in China, comprising exclusive agents, direct sales representatives as well as dedicated and non-dedicated agencies. The Company provides products and services such as individual and group life insurance, accident and health insurance. The Company is one of the largest institutional investors in China, and is China’s largest insurance asset management company through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

2.	MANAGEMENT DISCUSSION AND ANALYSIS

For an analysis of the Company’s operating and financial results during the Reporting Period, please refer to the section headed “Management Discussion and Analysis” in this annual report.

3.	FORMULATION AND IMPLEMENTATION OF PROFIT DISTRIBUTION POLICY

(I)	In accordance with Article 211 of the Articles of Association, the basic principles of the Company’s profit distribution are as follows:

1.	The Company shall take the investment return for investors into full account and allocate the required percentage of the Company’s realized distributable profits to shareholders as dividends each year;

2.	The Company shall maintain a sustainable and steady profit distribution policy and at the same time take into consideration the Company’s long-term interest, general interest of all the shareholders and the sustainable development of the Company;

3.	The Company shall give priority to cash dividends as its profit distribution manner.

The “distributable profits” means the Company’s after-tax profits less the provision for losses and the allocations to statutory funds that the Company is required to make.

China Life Insurance Company Limited     Annual Report 2013

Report of the Board of Directors

(II)	In accordance with Article 212 of the Articles of Association, the Company’s profit distribution policy is as follows:

1.	Profit distribution modes: The Company may distribute dividends in the form of cash or shares or a combination of cash and shares. If practicable, the Company may distribute interim dividends. The Company’s dividends shall not bear interest, save in the case the Company fails to distribute the dividends to the shareholders on the day when dividends were due to have been distributed.

2.	Conditions for and percentage of distribution of cash dividends: If the Company makes profits in a given year and the cumulative undistributed profit is positive, the Company shall distribute dividends in the form of cash and the cumulative profits distributed in cash over the past three years by the Company shall be no less than thirty percent (30%) of the average annual distributable profits. If the Company’s solvency ratio is less than a hundred percent (100%) of the regulatory requirement, the Company shall not distribute profits to its shareholders. If the Company’s solvency ratio is less than one hundred and fifty percent (150%) of the regulatory requirement, the lower of the following two factors shall be the basis for profit distribution: (a) the distributable profit as ascertained under the Accounting Standards for Business Enterprises; and (b) the residual overall income ascertained pursuant to the preparation rules of the Company’s solvency report.

3.	Conditions for distribution of share dividends: If the Company’s operation is sound and the Board of Directors is of the opinion that share dividends distribution is in the interest of all of the Company’s shareholders since the Company’s stock price does not match the Company’s share capital, the Company may propose a share dividends distribution plan if the conditions for cash dividends listed above are satisfied.

(III)	In accordance with Article 213 of the Articles of Association, procedures of reviewing the Company’s profit distribution proposal is as follows:

The Company’s profit distribution proposal shall be reviewed by the Board of Directors. The Board of Directors shall have a sufficient discussion of the reasonableness of the profit distribution proposal. After the Company’s Independent Directors give their independent opinions and a specific resolution regarding this proposal is reached, the proposal shall be submitted to the Company’s general meeting for approval. In reviewing the profit distribution proposal, the Company shall provide Internet-based voting mechanism to the shareholders. When deliberating on specific cash dividend proposal by the Company’s general meeting, the Company shall make active communication with shareholders, especially small and medium- sized shareholders, through various channels. The Company shall also fully solicit opinions and appeals from small and medium-sized shareholders, and give timely reply to concerns of small and medium-sized shareholders.

China Life Insurance Company Limited     Annual Report 2013

Report of the Board of Directors

(IV)	Profit distribution plan and public reserves capitalization plan

1.	Profit distribution plan or public reserves capitalization plan for the year of 2013

In accordance with the profit distribution plan for the year 2013 approved by the Board on 25 March 2014, with the appropriation to its discretionary surplus reserve fund of RMB2,470 million (10% of the net profit for 2013), the Company, based on 28,264,705,000 shares in issue, proposed to distribute cash dividends amounting to RMB8,479 million to all shareholders of the Company at RMB0.30 per share (inclusive of tax). The foregoing profit distribution plan is subject to the approval by the Annual General Meeting to be held on 29 May 2014 (Thursday). Dividends payable to domestic shareholders are declared, valued and paid in RMB. Dividends payable to shareholders of the Company’s foreign-listed shares are declared and valued in RMB and paid in the currency of the jurisdiction in which the foreign-listed shares are listed (if the Company is listed in more than one jurisdiction, dividends shall be paid in the currency of the Company’s principal jurisdiction of listing as determined by the Board). The Company shall pay dividends to shareholders of foreign-listed shares in conformity with PRC regulations on foreign exchange control. If no such regulations are in place, the applicable exchange rate is the average closing rate published by the People’s Bank of China one week before the declaration of the distribution of dividends.

No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

The profit distribution policy of the year complied with the Articles of Association and the examination and approval procedures of the Company, clearly defined the dividend distribution standards and percentage and the decision-making procedures and system, and protected the legitimate rights of small and medium-sized shareholders of the Company. The Independent Directors diligently considered the profit distribution policy and expressed their independent opinion in this regard.

2.	The dividend distribution of the Company for the recent 3 years is as follows:

						Unit: RMB million
Year in which dividends were distributed	Number of bonus stocks per ten shares (shares)	Amount of dividends per ten shares (RMB) (including tax)	Transfer of public reserve into share capital per ten shares (shares)	Amount of cash dividends (including tax)	Net profit attributable to equity holders of the Company in the consolidated statement for the year in which dividends were distributed	Percentage of amount of cash dividends in net profit attributable to equity holders of the Company in the consolidated statement
2013	—	3.0	—	8,479	24,765	34%
2012	—	1.4	—	3,957	11,061	36%
2011	—	2.3	—	6,501	18,331	35%

China Life Insurance Company Limited     Annual Report 2013

Report of the Board of Directors

4.	CHANGES IN ACCOUNTING ESTIMATES AND ASSUMPTIONS

The changes in accounting estimates and assumptions of the Company during the Reporting Period are set out in Note 3 in the Notes to the Consolidated Financial Statements in this annual report.

5.	RESERVES

Details of the reserves of the Company are set out in Note 34 in the Notes to the Consolidated Financial Statements in this annual report.

6.	CHARITABLE DONATIONS

The total amount of charitable donations made by the Company during the Reporting Period was approximately RMB82 million.

7.	PROPERTY, PLANT AND EQUIPMENT

Details of the movement in property, plant and equipment of the Company are set out in Note 6 in the Notes to the Consolidated Financial Statements in this annual report.

8.	SHARE CAPITAL

Details of the movement in share capital of the Company are set out in Note 33 in the Notes to the Consolidated Financial Statements in this annual report.

9.	BANK BORROWINGS

As at the end of the Reporting Period, the Company did not have any bank borrowings.

10.	INFORMATION OF TAX DEDUCTION FOR HOLDERS OF LISTED SECURITIES

Shareholders are taxed and/or enjoy tax relief for the dividend income received from the Company in accordance with the “Individual Income Tax Law of the People’s Republic of China”, the “Enterprise Income Tax Law of the People’s Republic of China”, and relevant administrative rules, governmental regulations and guiding documents. Please refer to the announcement published by the Company on the website of the SSE on 7 June 2013 for the information on income tax in respect of the dividend distributed to A Share shareholders during the Reporting Period, and the announcements published by the Company on the HKExnews website of the Hong Kong Exchanges and Clearing Limited on 5 June 2013 for the information on income tax in respect of the dividend distributed to H Share shareholders during the Reporting Period.

11.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

12.	H SHARE STOCK APPRECIATION RIGHTS

No H Share Stock Appreciation Rights of the Company were granted or exercised in 2013. The Company will deal with such rights and related matters in accordance with PRC governmental policy.

China Life Insurance Company Limited     Annual Report 2013

Report of the Board of Directors

13.	DAY-TO-DAY OPERATIONS OF THE BOARD

Details of the Board meetings and the Board’s performance of its duties during the Reporting Period are set out in the section headed “Corporate Governance” in this annual report.

14.	DIRECTORS’ AND SUPERVISORS’ SERVICE CONTRACTS

None of the Directors or Supervisors has entered into any service contract with the Company that are not terminable within one year or can only be terminated by the Company with payment of compensation (other than statutory compensation).

15.	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN MATERIAL CONTRACTS

None of the Directors or Supervisors is or was materially interested, directly or indirectly, in any contracts of significance entered into by the Company or its controlling shareholders or any of their respective subsidiaries at any time during the Reporting Period.

16.	DIRECTORS’ AND SUPERVISORS’ RIGHTS TO ACQUIRE SHARES

At no time during the Reporting Period had the Company authorized its Directors, Supervisors or their respective spouses or children under the age of 18 to benefit by means of the acquisition of shares or debentures of the Company or any of its associated corporations, and no such rights for the acquisition of shares or debentures were exercised by them.

17.	DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS AND THE CHIEF EXECUTIVE IN THE SHARES OF THE COMPANY

As at the end of the Reporting Period, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). In addition, the Board has formulated a code of conduct in relation to the sale and purchase of the Company’s securities by Directors and Supervisors, which is no less stringent than the Model Code. Upon specific inquiry by the Company, the Directors and Supervisors have confirmed observation of the Model Code and the Company’s own code of conduct in the year of 2013.

18.	PRE-EMPTIVE RIGHTS AND ARRANGEMENTS ON SHARE OPTIONS

According to the Articles of Association and relevant PRC laws, there is no provision for any pre-emptive rights of the shareholders of the Company. At present, the Company does not have any arrangement for share options.

19.	MANAGEMENT CONTRACTS

No management or administration contracts for the whole or substantial part of any business of the Company were entered into during the Reporting Period.

China Life Insurance Company Limited     Annual Report 2013

Report of the Board of Directors

20.	MATERIAL GUARANTEES

Independent Directors of the Company have rendered their independent opinions on the Company’s external guarantees, and are of the view that:

(1)	during the Reporting Period, the Company did not provide any external guarantee;

(2)	the Company’s internal control system regarding external guarantees is in compliance with laws, regulations, and the requirements under the “Notice in relation to the Standardization of Capital Flows between Listed Companies and Connected Parties and Issues in relation to External Guarantees Granted by Listed Companies”; and

(3)	the Company has expressly provided in its Articles of Association the level of authority required for approving external guarantees and the approval procedures.

21.	RESPONSIBILITY STATEMENT OF DIRECTORS ON FINANCIAL REPORTS

The Directors are responsible for overseeing the preparation of the financial report for each financial period which gives a true and fair view of the Company’s financial position, performance results and cash flow for that period. To the best knowledge of the Directors, there was no material event or condition during the Reporting Period that might have a material adverse effect on the continuing operation of the Company.

22.	BOARD’S STATEMENT ON INTERNAL CONTROL

In accordance with the requirements of the “Standard Regulations on Corporate Internal Control”, the Board conducted an assessment on internal control relating to the Company’s financial reporting functions, and confirmed that its internal control was effective as at 31 December 2013.

23.	MAJOR CUSTOMERS

During the Reporting Period, the gross written premiums received from the Company’s five largest customers accounted for less than 30% of the Company’s gross written premiums for the year.

24.	SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and within the knowledge of the Directors as at the Latest Practicable Date (25 March 2014), not less than 25% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

25.	COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company has applied the principles of the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Listing Rules, and has complied with all code provisions of the CG Code during the Reporting Period.

China Life Insurance Company Limited     Annual Report 2013

Report of the Board of Directors

26.	AUDITORS

Resolutions were passed at the 2012 Annual General Meeting to engage Ernst & Young Hua Ming LLP and Ernst & Young as the PRC and international auditors of the Company for the year 2013, respectively. This is the first year for Ernst & Young Hua Ming LLP and Ernst & Young as the Company’s auditors.

Remuneration paid by the Company to the auditors is approved at the Annual General Meeting, pursuant to which the Board is authorized to determine the amount and make payment. Audit fees paid by the Company to the auditors will not affect the independence of the auditors.

Remuneration paid by China Life Insurance Company Limited to the auditors in 2013 was as follows:

Service/Nature	Fees (RMB million)
Audit-related expenses	50.70

  (including expenses of financial statement audit and internal control audit)

A resolution for the re-appointment of Ernst & Young Hua Ming LLP and Ernst & Young as the PRC and international auditors of the Company for the year 2014 will be proposed at the forthcoming 2013 Annual General Meeting to be held on 29 May 2014.

PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers, the PRC auditor and the international auditor of the Company for the year 2012 (the “Retired Auditors”), retired as the auditors of the Company upon expiration of their term of office at the close of the 2012 Annual General Meeting. The Company has received a confirmation from the Retired Auditors that there are no matters in respect of their retirement that need to be brought to the attention of the shareholders of the Company. The Board has also confirmed that there is no disagreement between the Company and the Retired Auditors, nor are there any other matters in respect of the retirement that need to be brought to the attention of the shareholders of the Company.

By Order of the Board Yang Mingsheng Chairman Beijing, China 25 March 2014

China Life Insurance Company Limited     Annual Report 2013

Report of the Supervisory Committee

1.	ACTIVITIES OF THE SUPERVISORY COMMITTEE

1.	The fourth session of the Supervisory Committee comprises Ms. Xia Zhihua, Mr. Shi Xiangming, Mr. Luo Zhongmin, Ms. Yang Cuilian and Mr. Li Xuejun, with Ms. Xia Zhihua acting as the Chairperson of the Supervisory Committee. Of the members of the Supervisory Committee, Ms. Xia Zhihua, Mr. Shi Xiangming and Mr. Luo Zhongmin are Non-employee Representative Supervisors, and Ms. Yang Cuilian and Mr. Li Xuejun are Employee Representative Supervisors.

2.	Attending the 2012 Annual General Meeting and the First Extraordinary General Meeting 2013 of the Company and participating in each regular meeting of the Board and the specialized Board committees to actively perform its supervisory role. In 2013, all members of the Supervisory Committee participated in the regular meetings of the Board, and respectively participated in the meetings of the Nomination and Remuneration Committee, the Risk Management Committee and the Strategy and Investment Decision Committee in accordance with the work allocation among Supervisors determined by the Supervisory Committee, with its focus on the meetings of the Audit Committee. By attending these meetings, all Supervisors diligently performed their duties, oversaw the procedures for convening meetings, carefully listened to the matters considered at the meetings, and participated in discussions when necessary, thus bringing positive impacts on further enhancement of corporate governance.

3.	Attending meetings of the Supervisory Committee and diligently performing duties. Pursuant to the regulatory requirements of the Company’s listed jurisdictions, the Articles of Association and the Procedural Rules for Supervisory Committee Meetings, and in accordance with the work arrangement of the Supervisory Committee, the Supervisory Committee convened its regular meetings in a timely manner, at which it considered and approved proposals in relation to the financial reports, periodic reports, internal control, and risk management of the Company. In 2013, the fourth session of the Supervisory Committee held 5 meetings. At these meetings, the Supervisors earnestly expressed their views, actively participated in discussions and diligently performed their duties, thereby providing valuable advice for the business development of the Company.

China Life Insurance Company Limited     Annual Report 2013

Report of the Supervisory Committee

4.	Focusing on the establishment of system to further strengthen the basis of duty performance of the Supervisory Committee. In order to regulate the details and procedures of the administration of proposals put forward by the Supervisory Committee, the Supervisory Committee formulated the “Provisions for the Administration of Proposals of the Supervisory Committee” (hereinafter referred to as the “Provisions”) on the basis of the “Detailed Rules for the Administration of Proposals of the Supervisory Committee”. The Provisions specified the standards of general proposals, form of significant proposals, and the framework and guidelines of annual proposals, etc. The Provisions are beneficial to the further enhancement of initiatives of the Supervisory Committee for administration of its proposals, and to the standardized, systemic and scientific management of the proposals. In order to further regulate the supervision and inspection of annual report by the Supervisory Committee and to ensure that the preparation of the annual report and its review procedures, content and format are in compliance with the relevant regulatory requirements, the Supervisory Committee formulated the “Procedures for the Preparation and Supervision of the Annual Report by the Supervisory Committee”. Such Procedures further regulated the supervision and inspection of the annual report by the Supervisory Committee, and further improved the procedures for the supervision of the annual report by the Supervisory Committee.

5.	Holding the Supervisory Committee consultation meetings on specific topics to further enhance the efficiency of proposal review at physical meetings of the Supervisory Committee. On 27 August 2013, the Supervisory Committee convened a consultation meeting to listen to the reports from the Finance and Actuarial Departments with respect to the financial statements for the first half of 2013 and the value of new businesses. By attending such meetings, the Supervisors commenced in-depth discussion with the relevant departments in respect of the financial statements and other matters of the Company. Through the consultation meetings, the Supervisors fully interacted, communicated and exchanged ideas with the relevant departments, which deepened their understanding of the business operation and development of the Company, its internal control and risk prevention and the value of new businesses, and was beneficial to further enhancing the efficiency of proposal review by the Supervisory Committee at physical meetings.

6.

Conducting investigation and research activities to further boarden the basis for the duty performance of the Supervisory Committee. From 28 July to 8 August 2013, in order to broaden the horizon of the Supervisors, as well as to obtain up-to-date international experience in corporate governance, Ms. Xia Zhihua (Chairperson of the Supervisory Committee), Mr. Shi Xiangming and Mr. Li Xuejun (both Supervisors) visited Germany and the Netherlands to study the corporate governance structure and operation practices of European companies, the current development of the life insurance market in Germany, as well as the practices of internal audit and risk control. Through the investigation and research activities overseas, the Supervisors could keep abreast of the new development of corporate governance of the overseas peer companies. Through comparison of corporate governance practices between China and Europe, the Supervisory Committee could further improve its practices by referring to the advanced and feasible experiences overseas and taking into account the actual situation of China and the Company in corporate governance. From 24 September to 27 September 2013, all Supervisors of the Supervisory Committee carried out its 2013 investigation and research on Sichuan branches of the Company. The Supervisory Committee subsequently conducted investigation and research on Deyang branch, Mianzhu sub-branch, Nanchong branch, and Chengdu branch, and listened to the work reports from these local branches. Through the investigation and research activities, the Supervisory Committee went to local branches to fully understand the business operation and development, the internal control system and the implementation of risk control management of Sichuan branches through listening to the work reports from the persons-in- charge of local branches, inspecting their counters and work sites, visiting staffs, and convening seminars on special topics. The Supervisory Committee understood the issues

China Life Insurance Company Limited     Annual Report 2013

Report of the Supervisory Committee

and challenges encountered by the local branches in their business operation and development and listened to the advices and recommendations for work improvement from the local branches, thereby achieving the goal of the investigation and research. They also put the mass route of the Party into the investigation and research practice of the local branches and offered confidence and strength to frontline staffs.

7.	Stepping up efforts on research and participating in the projects on particular topics as proposed by the Chinese Association of Listed Companies. In December 2013, Ms. Xia Zhihua, Chairperson of the Supervisory Committee, at the invitation of the Chinese Association of Listed Companies, joined the topic group of the “Work Guidelines of the Chinese Association of Listed Companies” (the “Guidelines”) organized by the Chinese Association of Listed Companies and served as an expert consultant. Under the leadership of the Chairperson of the Supervisory Committee, and based on the achievements made in the study of the “Outlines for the Performance of Duties by the Supervisory Committee” and its duty performance experiences, the Supervisory Committee conducted an in-depth research on the framework, key contents and duty performance procedures set out in the Guidelines and gave its comments to the Chinese Association of Listed Companies in this regard.

8.	Strengthening training and enhancing duty performance of the Supervisors. The Supervisors actively participated in the training courses on the latest regulatory system and industrial development organized by the Company and given by lawyers and experts, and also attended the training courses organized by the regulatory authorities. From 20 November to 22 November 2013, Ms. Xia Zhihua, Chairperson of the Supervisory Committee, attended the “2013 Study Course for the Senior Management of H Share Companies and 31st Affiliated Person Enhanced Continuing Professional Development Seminars” organized by the Hong Kong Institute of Chartered Secretaries in Beijing. On 27 November 2013, Mr. Shi Xiangming, a Supervisor, participated in the “2013 Training Course on Special Topics Relating to the Audit of the Annual Report and Finance of Listed Companies in Beijing” organized by the Beijing Securities Regulatory Bureau in Beijing. Through participation in the internal and external training activities of the Company, the Supervisors further solidified the foundation of corporate governance theory and professional experience.

2.	INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON CERTAIN MATTERS

During the Reporting Period, the Supervisory Committee of the Company performed its duties in a diligent manner in accordance with the requirements of the Company Law, the Articles of Association and the Procedural Rules for Supervisory Committee Meetings.

1.	The Company’s operational compliance with the law. During the Reporting Period, the Company’s operations were in compliance with the law. The Company’s operations and decision-making procedures were in compliance with the Company Law and the Articles of Association. All Directors and senior management of the Company maintained strict principles of diligence and integrity and performed their duties conscientiously. The Supervisory Committee is not aware of any of them having violated any law, regulation, or any provision in the Articles of Association or harmed the interests of the Company in the course of discharging their duties.

China Life Insurance Company Limited     Annual Report 2013

Report of the Supervisory Committee

2.	The authenticity of the financial report. The Company’s annual financial report truly and completely reflected the Company’s financial position and operating results. Ernst & Young Hua Ming LLP and Ernst & Young have performed audits and have issued unqualified auditors’ reports for the year ended 2013 in accordance with the China Standards on Auditing of PRC Certified Public Accountants and the International Standards on Auditing, respectively.

3.	Acquisition and sale of assets. During the Reporting Period, the prices for acquisition and sale of assets were fair and reasonable. The Supervisory Committee is not aware of any insider trading, any acts harming the interests of shareholders or incurring any loss to the Company’s assets.

4.	Connected transactions. During the Reporting Period, the connected transactions of the Company were on commercial terms. The Supervisory Committee is not aware of any acts harming the interests of the Company.

5.	Internal control system and self-evaluation report on internal control. During the Reporting Period, the Company sought to improve its internal control system, and continued to improve the effectiveness of such system. The Supervisory Committee of the Company reviewed the self-evaluation report on the Company’s internal control systems and did not raise any objection against the self-evaluation report of the Board regarding the Company’s internal control systems.

By Order of the Supervisory Committee Xia Zhihua Chairperson of the Supervisory Committee Beijing, China 25 March 2014

China Life Insurance Company Limited     Annual Report 2013

Significant Events

1.	MATERIAL LITIGATIONS, ARBITRATIONS AND MATTERS GENERALLY ENQUIRED BY MEDIA

During the Reporting Period, the Company was not involved in any material litigation, arbitration or matter generally enquired by media.

2.	CONNECTED TRANSACTIONS

(I)	Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.34 of the Listing Rules, including the policy management agreement between the Company and CLIC, the asset management agreement between the Company and AMC, and the insurance sales framework agreement between the Company and CLP&C. These continuing connected transactions were subject to reporting and announcement requirements but were exempt from independent shareholders’ approval requirements under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 40% of the equity interest of AMC and 60% of the equity interest of CLP&C. Therefore, each of CLIC, AMC and CLP&C constitutes a connected person of the Company. With respect to these continuing connected transactions, the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

In addition, during the Reporting Period, the Company also entered into certain continuing connected transactions, including the asset management agreement between CLIC and AMC and the asset management agreement between the Company and China Life Investment Holding Company Limited (the “CLI”), which are exempt from reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

1.	Policy Management Agreement

The Company and CLIC have from time to time entered into policy management agreements since 30 September 2003. The Company and CLIC entered into the 2011 confirmation letter on 15 December 2011, pursuant to which both parties confirmed the renewal of the policy management agreement for three years from 1 January 2012 to 31 December 2014. Pursuant to the policy management agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 32 in the Notes to the Consolidated Financial Statements. The annual cap for each of the three years ending 31 December 2014 is RMB1,188 million.

For the year ended 31 December 2013, the service fee paid by CLIC to the Company amounted to RMB1,022 million.

2.	Asset Management Agreements

(1)	Asset Management Agreement between the Company and AMC

Since 30 November 2003, the Company has from time to time entered into asset management agreements with AMC. The renewed asset management agreement between the parties expired on 31 December 2012. On 27 December 2012, the Company entered into the 2012 asset management agreement with AMC, which is for a term of two years effective from 1 January 2013 and expiring on 31 December 2014, and subject to

China Life Insurance Company Limited     Annual Report 2013

Significant Events

compliance with the Listing Rules, will be renewed for another year, unless terminated by either party giving to the other party no less than 90 days’ prior written notice to terminate the agreement at the expiration of its term. Pursuant to the 2012 asset management agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of the applicable laws and regulations and the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 32 in the Notes to the Consolidated Financial Statements. The annual cap of the asset management fee for each of the three years ending 31 December 2015 is RMB1,200 million.

For the year ended 31 December 2013, the Company paid AMC an asset management fee of RMB846 million.

(2)	Asset Management Agreement between CLIC and AMC

Since 30 November 2003, CLIC has from time to time entered into asset management agreements with AMC. The renewed asset management agreement between the parties expired on 31 December 2011. CLIC and AMC entered into the 2011 asset management agreement on 29 December 2011, which was for a term of three years from 1 January 2012 to 31 December 2014. In accordance with the asset management agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 32 in the Notes to the Consolidated Financial Statements. The annual caps for the three years ending 31 December 2014 are RMB300 million, RMB310 million and RMB320 million, respectively.

For the year ended 31 December 2013, CLIC paid AMC an asset management fee of RMB133 million.

(3)	Asset Management Agreement between the Company and CLI

On 22 March 2013, the Company and CLI entered into the asset management agreement in respect of the investment and management of certain categories of assets, which is for a term up to 31 December 2013, and subject to compliance with the Listing Rules, will be renewed for one year, unless terminated by either party giving to the other party no less than 90 days’ prior written notice to terminate the agreement at the expiration of its term. Pursuant to the asset management agreement, CLI agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of the applicable laws and regulations and the investment guidelines given by the Company. The assets under management include equity interests, real properties and related financial products. In consideration of CLI’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay CLI a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 32 in the Notes to the Consolidated

China Life Insurance Company Limited     Annual Report 2013

Significant Events

Financial Statements. The annual caps of the asset management fee for the two years ending 31 December 2014 are RMB150 million and RMB250 million, respectively.

For the year ended 31 December 2013, the Company paid CLI an asset management fee of RMB8 million.

3.	Insurance Sales Framework Agreement

On 18 November 2008, the Company and CLP&C entered into the 2008 insurance sales framework agreement, which expired on 17 November 2011. On 8 March 2012, the Company and CLP&C entered into the 2012 insurance sales framework agreement, the terms and conditions of which were substantially the same as those of the 2008 insurance sales framework agreement. The 2012 insurance sales framework agreement was for a term of two years and would be automatically extended for another year after its expiry unless terminated by either party by giving to the other party a written notice within 30 days prior to its expiry. The parties agreed that they would confirm and recognize the rights and obligations arisen based on the terms and conditions of the 2008 insurance sales framework agreement in respect of the period after the expiry of the 2008 insurance sales framework agreement and before the commencement of the term of the 2012 insurance sales framework agreement. Pursuant to the agreement, CLP&C entrusted the Company to act as an agent to sell selected insurance products within the authorized regions, and agreed to pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 32 in the Notes to the Consolidated Financial Statements. The annual caps for the three years ending 31 December 2014 are RMB660 million, RMB1,250 million and RMB1,950 million, respectively.

For the year ended 31 December 2013, CLP&C paid the Company an agency service fee of RMB852 million.

Confirmation by auditor

The Board has received a comfort letter from the auditor of the Company with respect to the above continuing connected transactions which were subject to reporting and announcement requirements, and the letter stated that during the Reporting Period:

(1)	nothing has come to the auditors’ attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company’s Board of Directors;

(2)	for transactions involving the provision of goods or services by the Company, nothing has come to the auditors’ attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company;

(3)	nothing has come to the auditors’ attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(4)	nothing has come to the auditors’ attention that causes them to believe that the disclosed continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcements made.

China Life Insurance Company Limited     Annual Report 2013

Significant Events

Confirmation by Independent Directors

The Company’s Independent Directors have reviewed the above continuing connected transactions which were subject to reporting and announcement requirements, and confirmed that:

(1)	the transactions were entered into in the ordinary and usual course of business of the Company;

(2)	the transactions were conducted either on normal commercial terms or on terms that are fair and reasonable so far as the Company’s independent shareholders are concerned;

(3)	the transactions were entered into in accordance with the agreements governing those continuing connected transactions; and

(4)	the amounts of the continuing connected transactions have not exceeded the relevant annual caps.

(II)	Other Connected Transactions

1.	Acquisition of Properties from CLI

On 27 June 2012, the Company and CLI entered into a property transfer framework agreement, which was for a term of three years. Pursuant to the framework agreement, the Company proposed to acquire from CLI properties for use by the Company’s branches as office premises, which consist of 1,198 properties with a total gross floor area of approximately 803,424.09 square meters. The properties shall be transferred in batches with standalone agreement to be entered into for each transfer. The actual purchase price of each property shall be valued and determined by the qualified intermediaries agreed upon by the parties with reference to prevailing market price. The total consideration for the property purchase is expected to be no more than RMB1.7 billion. The parties shall cooperate with each other to complete the transfer of ownership and deliver the properties if standalone property transfer agreements in respect of such properties will be signed prior to the expiry of the framework agreement. The parties shall not transfer any properties under the framework agreement if standalone property transfer agreements in respect of such properties cannot be signed prior to the expiry of the framework agreement.

2.	Entrustment of Enterprise Annuity Funds and Account Management Agreement

On 27 July 2009, the Company, CLIC and AMC entered into the “Entrustment of Enterprise Annuity Funds and Account Management Agreement of China Life Insurance (Group) Company” with Pension Company. The agreement is valid for three years from the date on which the entrusted funds are transferred into a special entrustment account. As a trustee and account manager, Pension Company provides trusteeship and account management services for the enterprise annuity funds of the Company, CLIC and AMC, and charges trustee management fees and account management fees in accordance with the agreement. The agreement expired on 1 December 2012. As considered and approved at the fourth meeting of the fourth session of the Board of Directors of the Company, the Company, CLIC, AMC and Pension Company renewed the agreement for one year up to 1 December 2013. At present, the Company, CLIC, AMC and Pension Company are in the process of entering into a new “Entrustment of Enterprise Annuity Funds and Account Management Agreement of China Life Insurance (Group) Company”.

China Life Insurance Company Limited     Annual Report 2013

Significant Events

3.	Formation of China Life Suzhou Partnership

On 15 April 2013, the Company, CLIC, CLP&C, Suzhou International Development Venture Capital Holding Co., Ltd. (“SIDVC”) and Soochow Securities Co., Ltd. (“Soochow Securities”) entered into the “Partnership Agreement of China Life (Suzhou) Urban Development Industry Investment Enterprise (Limited Partnership)” in relation to the formation of China Life (Suzhou) Urban Development Industry Investment Enterprise (Limited Partnership). Pursuant to the partnership agreement, the total capital contribution by all partners of the partnership shall be RMB10 billion. SIDVC, as the general partner and managing partner responsible for the executive functions and investment operations of the partnership, shall contribute RMB3 billion, and the Company, CLIC, CLP&C and Soochow Securities, as the limited partners, shall contribute RMB5 billion, RMB0.5 billion, RMB0.5 billion and RMB1 billion, respectively. The business scope of the partnership includes the investment in urban infrastructure facilities construction, the investment in urban development industry, and the related investment management and investment consulting services. The partnership shall have a term of 12 years from the date on which its business license is issued, of which the first 9 years shall be the investment period and the remaining 3 years shall be the exit period. Profit and loss of the partnership shall be shared among the partners in accordance with the partnership agreement.

4.	Formation of China Life Jiading Partnership

On 27 December 2013, the Company, CLIC, CLP&C, Shanghai Jiading Venture Capital Management Co., Ltd. (“Jiading Venture Capital”), Shanghai Jiading Industrial Zone Development (Group) Co., Ltd. (“Jiading Development”), Shanghai International Automobile City (Group) Co., Ltd. (“International Automobile City”) and China Credit Trust Co., Ltd. (“China Credit Trust”) entered into the “Partnership Agreement of China Life (Shanghai Jiading) Urban Development Industry Investment Enterprise (Limited Partnership)” in relation to the formation of China Life (Shanghai Jiading) Urban Development Industry Enterprise (Limited Partnership). Pursuant to the partnership agreement, the total capital contribution by all partners of the partnership shall be RMB5 billion. Jiading Venture Capital, as the general partner and managing partner, shall contribute RMB0.3 billion, and the Company, CLIC, CLP&C, Jiading Development, International Automobile City and China Credit Trust, as the limited partners, shall contribute RMB1 billion, RMB1.25 billion, RMB0.25 billion, RMB0.45 billion, RMB0.75 billion and RMB1 billion, respectively. The business scope of the partnership includes the investment in urban infrastructure facilities construction, the investment in urban development industry, and the related investment management and investment consulting services. The partnership shall have a term of 14 years from the date on which its business license is issued, of which the first 10 years shall be the investment period and the remaining 4 years shall be the exit period. Profit and loss of the partnership shall be shared among the partners in accordance with the partnership agreement.

Of the above connected transactions, the transactions in relation to the acquisition of properties from CLI, the formation of China Life Suzhou Partnership and the formation of China Life Jiading Partnership were subject to reporting and announcement requirements but were exempt from independent shareholders’ approval requirements pursuant to Rule 14A.32 of the Listing Rules. As CLIC is the controlling shareholder of the Company and holds 60% equity interest of CLP&C and 100% equity interest of CLI, each of CLIC, CLP&C and CLI constitute a connected person of the Company. With respect to these connected transactions, the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

China Life Insurance Company Limited     Annual Report 2013

Significant Events

(III)	Statement on Claims, Debt Transactions and Guarantees etc. with Connected Parties outside the Course of Business

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees with connected parties outside the course of its business.

3.	ASSET TRANSACTIONS, MERGERS AND ACQUISITIONS DURING THE REPORTING PERIOD

During the Reporting Period, the Company did not undertake any material asset transaction, merger and acquisition.

4.	MATERIAL CONTRACTS AND THE PERFORMANCE OF MATERIAL CONTRACTS

1.	During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10% or above of the Company’s profits for the Reporting Period.

2.	The Company neither gave external guarantees nor provided guarantees to its subsidiaries during the Reporting Period.

3.	Except otherwise disclosed in this annual report, the Company had no other material contracts during the Reporting Period.

5.	UNDERTAKINGS OF THE COMPANY OR SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARE CAPITAL OF THE COMPANY WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (the “SASAC”), and requesting the SASAC to confirm the respective shares of each co- owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

China Life Insurance Company Limited     Annual Report 2013

Changes in Share Capital and Shareholders Information

(1)	CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

(2)	ISSUE AND LISTING OF SECURITIES

As at the end of the Reporting Period, the Company had not issued any securities in the last three years. During the Reporting Period, there was no change in the total number of shares and the share structure of the Company due to bonus issues or placings, nor were there any internal employees’ shares.

(3)	INFORMATION ON SHAREHOLDERS AND EFFECTIVE CONTROLLER

1.	Number of shareholders and their shareholding

Total number of shareholders as	No. of A shareholders: 213,627
at the end of the Reporting Period	No. of H shareholders: 34,710

Particulars of top ten shareholders of the Company	Unit: Shares

Name of shareholder	Nature of shareholder	Percentage of shareholding	Total number of shares held as at the end of the Reporting Period	Increase/ decrease during the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned corporate shareholder	68.37%	19,323,530,000	—	—	—
HKSCC Nominees Limited [1]	Foreign shareholder	25.78%	7,286,289,253	+9,987,750	—	—
State Development & Investment Corporation [2]	Other	0.13%	35,685,900	—	—	—
National Social Security Fund – Portfolio 103	Other	0.07%	20,401,314	–11,398,233	—	—
China National Nuclear Corporation [2]	Other	0.07%	20,000,000	—	—	—
China Construction Bank – Great Wall Brand Merit – choosed Equity Fund	Other	0.07%	19,596,925	+10,288,399	—	—
China International Television Corporation [2]	Other	0.07%	18,452,300	—	—	—
Morgan Stanley Investment Management Corporation – Morgan Stanley China A Share Fund	Foreign shareholder	0.06%	17,784,848	+17,784,848	—	—
China Securities Finance Corporation Limited	Other	0.06%	16,579,970	+16,579,970	—	—
China Construction Bank – Bosera Theme Industry Stock Securities Investment Fund	Other	0.05%	15,163,416	–16,567,078	—	—

China Life Insurance Company Limited     Annual Report 2013

Changes in Share Capital and Shareholders Information

	1.	HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

Details of shareholders	2.	State Development & Investment Corporation, China National Nuclear Corporation and China International Television Corporation became the top ten shareholders of the Company through the strategic placement during the initial public offering of A shares of the Company in December 2006. The trading restriction period of the shares from the strategic placement was from 9 January 2007 to 9 January 2008.

	3.	Both China Construction Bank-Great Wall Brand Merit-choosed Equity Fund and China Construction Bank-Bosera Theme Industry Stock Securities Investment Fund have China Construction Bank Corporation as their fund depository. Save as disclosed above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

2.	Information relating to the Controlling Shareholder and Effective Controller

The controlling shareholder of the Company is CLIC, and its relevant information is set out below:

Name of company	China Life Insurance (Group) Company

Legal representative	Yang Mingsheng

Date of incorporation	21 July 2003 (CLIC was formerly known as China Life Insurance Company, a company approved and formed by the State Council in January 1999. With the approval of the CIRC in 2003, China Life Insurance Company was restructured as CLIC.)

Organization code	10002372-8

Registered capital	4.6 billion

Main Business	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; funds management business permitted by national laws and regulations or approved by State Council of the People’s Republic of China; other business approved by insurance regulatory agencies.

Future Development Strategy	The strategy is to implement the “innovation-driven development strategy”, and build China Life into an industry-leading, customer-favored and most valuable company, with “excellent products and services, advanced technology, well-utilized resources, accurate market positioning, strong profitability, and flexible institutional mechanism”. Further, the strategy is to build the enterprise into a modern financial insurance group that “covers four business segments including insurance, asset management, financial services and insurance related industries, owns three supporting platforms including co-branding, channel sharing and back-office support sharing, and is able to provide customers with a variety of products and one-stop shop service”, so as to lay a solid foundation for building a top-notch international financial insurance group.

Shareholdings in other subsidiaries and affiliates listed in China or abroad during the Reporting Period	As at 31 December 2013, CLIC held 231,141,935 A shares of CITIC Securities Co., Ltd., 2.1% of the total shares issued by CITIC.

China Life Insurance Company Limited     Annual Report 2013

Changes in Share Capital and Shareholders Information

The effective controller of the Company is the Ministry of Finance of the People’s Republic of China. The equity and controlling relationship between the Company and its effective controller is set out in below:

During the Reporting Period, there was no change to the controlling shareholder and the effective controller of the Company. As at the end of the Reporting Period, there was no other corporate shareholder holding more than 10% of the shares in the Company.

(4)	INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 31 December 2013, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and HKSE:

					Percentage of		Percentage of
			Number of		the respective		the total number
Name of substantial shareholder	Capacity	Type of shares	shares held		type of shares		of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%		68.37%
BlackRock, Inc. (Note 1)	Interest in controlled corporations	H Shares	517,808,216 12,017,495	(L) (S)	6.95 0.16	% %	1.83 0.04	% %
JPMorgan Chase & Co. (Note 2)	Beneficial owner, investment manager, trustee and custodian corporation/approved lending agent	H Shares	451,068,171 19,285,542 325,946,721	(L) (S) (P)	6.06 0.26 4.38	% % %	1.60 0.07 1.15	% % %

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

China Life Insurance Company Limited     Annual Report 2013

Changes in Share Capital and Shareholders Information

(Note 1):	BlackRock, Inc. was interested in a total of 517,808,216 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC., BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co Ltd, BlackRock Asset Management Canada Limited, BlackRock Asset Management Australia Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (UK) Ltd, BlackRock Asset Management Deutschland AG and BlackRock Fund Managers Ltd were interested in 7,811,435 H shares, 509,996,781 H shares, 94,449,051 H shares, 193,485,120 H shares, 5,078,000 H shares, 86,000 H shares, 3,131,090 H shares, 475,000 H shares, 70,765,333 H shares, 106,000 H shares, 53,676,429 H shares, 8,337,700 H shares, 57,540,058 H shares, 13,086,000 H shares, 8,844,000 H shares, 847,000 H shares and 1,372,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 12,017,495 H shares (0.16%).

(Note 2):	JPMorgan Chase & Co. was interested in a total of 451,068,171 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JF Asset Management Limited, JPMorgan Asset Management (Taiwan) Limited, JPMorgan Asset Management (UK) Limited, J.P. Morgan Whitefriars Inc., J.P. Morgan Securities plc, J.P. Morgan Clearing Corp and JF International Management Inc. were interested in 325,953,621 H shares, 472,510 H shares, 28,846,000 H shares, 2,694,000 H shares, 1,182,000 H shares, 65,064,965 H shares, 21,546,534 H shares, 2,027,541 H shares and 3,281,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 451,068,171 H shares are 325,946,721 H shares (4.38%), which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests-Securities Borrowing and Lending) Rules.

JPMorgan Chase & Co. held by way of attribution a short position as defined under Part XV of the SFO in 19,285,542 H shares (0.26%).

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware that there is any party who, as at 31 December 2013, had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

China Life Insurance Company Limited    Annual Report 2013

Directors, Supervisors, Senior Management and Employees8

I	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1.	DIRECTORS

Name	Position	Gender	Age	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Remuneration paid/fee in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emolument received from the Company during the Reporting Period in RMB ten thousands (before tax)	Total emolument received from shareholders during the Reporting Period in RMB ten thousands
Yang Mingsheng	Chairman	Male	58	Since 10 July 2012	0	0	/	44.95	38.32	83.27	0
	Executive Director
Wan Feng	Executive Director	Male	55	Since 10 July 2012	0	0	/	40.45	35.30	75.75	0
Lin Dairen	Executive Director	Male	55	Since 10 July 2012	0	0	/	40.01	34.94	74.95	0
Liu Yingqi	Executive Director	Female	55	From 10 July 2012 to 25 March 2014	0	0	/	40.01	34.94	74.95	0
Miao Jianmin	Non-executive Director	Male	49	Since 10 July 2012	0	0	/	0	0	0	0
Zhang Xiangxian	Non-executive Director	Male	58	Since 24 July 2012	0	0	/	0	0	0	75.96
Wang Sidong	Non-executive Director	Male	52	Since 24 July 2012	0	0	/	0	0	0	76.04
Sun Changji	Independent Director	Male	71	Since 10 July 2012	0	0	/	0	0	0	0
Bruce Douglas Moore	Independent Director	Male	64	Since 10 July 2012	0	0	/	32.00	0	32.00	0
Anthony Francis Neoh	Independent Director	Male	67	Since 10 July 2012	0	0	/	30.00	0	30.00	0
Tang Jianbang	Independent Director	Male	67	Since 24 July 2012	0	0	/	0	0	0	0

Total	/	/	/	/	0	0	/	/	/	370.92	152.00

Notes:

1.	According to the Procedural Rules for Board of Directors Meetings of China Life Insurance Company Limited, Directors serve for a term of three years and may be re-elected. However, Independent Directors may not serve for more than six years.
2.	The positions of the Directors in this annual report reflect their positions as at the end of the Reporting Period. The emoluments are calculated based on their terms of office during the Reporting Period.
3.	According to the relevant rules and regulations of China, Mr. Sun Changji and Mr. Tang Jianbang, Independent Directors, did not receive any emoluments from the Company during the Reporting Period.
4.	According to the relevant rules and regulations of China, the final amount of emoluments of the Chairman and Executive Directors is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed.

[8]	Unless otherwise indicated, contents in this chapter reflect the information as at the end of the Reporting Period.

China Life Insurance Company Limited    Annual Report 2013

Directors, Supervisors, Senior Management and Employees

5.	Due to adjustment of work arrangements, Mr. Wan Feng tendered his resignation as the President of the Company, and was re-designated as a Non-executive Director of the Company with effect from 25 March 2014. At the twelfth meeting of the fourth session of the Board held on the same day, Mr. Wan Feng was elected as the Vice Chairman of the Company.
6.	Due to adjustment of work arrangements, Ms. Liu Yingqi tendered her resignation as an Executive Director and a member of the Risk Management Committee of the Board of the Company with effect from 25 March 2014.

2.	SUPERVISORS

Name	Position	Gender	Age	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Remuneration paid/fee in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emolument received from the Company during the Reporting Period in RMB ten thousands (before tax)	Total emolument received from shareholders during the Reporting Period in RMB ten thousands
Xia Zhihua	Chairperson of the Supervisory Committee	Female	59	Since 10 July 2012	0	0	/	40.01	34.94	74.95	0
Shi Xiangming	Supervisor	Male	54	Since 24 July 2012	0	0	/	61.55	33.27	94.82	0
Luo Zhongmin	Supervisor	Male	63	Since 24 July 2012	0	0	/	15.00	0	15.00	0
Yang Cuilian	Employee Representative Supervisor	Female	49	Since 24 July 2012	0	0	/	58.98	33.80	92.78	0
Li Xuejun	Employee Representative Supervisor	Male	43	Since 24 July 2012	0	0	/	58.98	32.90	91.88	0

Total	/	/	/	/	0	0	/	/	/	369.43	0

Notes:

1.	Pursuant to the Articles of Association, Supervisors serve for a term of three years and may be re-elected.
2.	The positions of the Supervisors in this annual report reflect their positions as at the end of the Reporting Period. The emoluments are calculated based on their terms of office during the Reporting Period.
3.	According to the relevant rules and regulations of China, the final amount of emoluments of the Chairperson of the Supervisory Committee is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed.

China Life Insurance Company Limited     Annual Report 2013

Directors, Supervisors, Senior Management and Employees

3.	SENIOR MANAGEMENT

Name	Position	Gender	Age	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emolument received from the Company during the Reporting Period in RMB ten thousands (before tax)	Total emolument received from shareholders during the Reporting Period in RMB ten thousands
Wan Feng	President	Male	55	From September 2007 to 25 March 2014	0	0	/	40.45	35.30	75.75	0
Lin Dairen	Vice President	Male	55	Since August 2003	0	0	/	40.01	34.94	74.95	0
Liu Yingqi	Vice President	Female	55	From January 2006 to 25 March 2014	0	0	/	40.01	34.94	74.95	0
Liu Jiade	Vice President	Male	51	From August 2003 to 25 March 2014	0	0	/	40.01	34.94	74.95	0
Zhou Ying	Vice President	Male	60	Since August 2008	0	0	/	40.01	34.94	74.95	0
Su Hengxuan	Vice President	Male	51	Since August 2008	0	0	/	40.01	34.94	74.95	0
Miao Ping	Vice President	Male	55	Since December 2009	0	0	/	40.01	34.86	74.87	0
Liu Anlin	Vice President	Male	50	Since March 2013	0	0	/	33.34	31.42	64.76	0
Xu Hengping	Chief Operating Officer	Male	55	Since August 2010	0	0	/	37.31	33.24	70.55	0
Li Mingguang	Chief Actuary	Male	44	Since March 2012	0	0	/	41.35	31.27	72.62	0
Yang Zheng	Chief Financial Officer	Male	43	Since April 2013	0	0	/	27.98	22.52	50.50	0
Zheng Yong	Board Secretary	Male	51	Since June 2013	0	0	/	34.40	17.04	51.44	0

Total	/	/	/	/	0	0	/	/	/	835.24	0

Notes:

1.	The positions of the members of the Senior Management in this annual report reflect their positions as at the end of the Reporting Period. The emoluments are calculated based on their terms of office during the Reporting Period.
2.	According to the relevant rules and regulations of China, the final amount of emoluments of the Senior Management is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed.
3.	Due to adjustment of work arrangements, Mr. Wan Feng tendered his resignation as the President of the Company with effect from 25 March 2014.

China Life Insurance Company Limited    Annual Report 2013

Directors, Supervisors, Senior Management and Employees

4.	As approved at the twelfth meeting of the fourth session of the Board of the Company, Mr. Lin Dairen was appointed as the President of the Company. Mr. Lin Dairen’s qualification as the President of the Company is subject to approval by the CIRC.
5.	Due to adjustment of work arrangements, Ms. Liu Yingqi tendered her resignation as the Vice President of the Company with effect from 25 March 2014.
6.	Due to adjustment of work arrangements, Mr. Liu Jiade tendered his resignation as the Vice President of the Company with effect from 25 March 2014.
7.	With the approval given at the sixth meeting of the fourth session of the Board and the approval from CIRC, Mr. Liu Anlin was appointed as the Vice President of the Company with effect from 27 March 2013.
8.	With the approval given at the sixth meeting of the fourth session of the Board and the approval from CIRC, Mr. Yang Zheng was appointed as the Chief Financial Officer of the Company with effect from 26 April 2013.
9.	With the approval given at the seventh meeting of the fourth session of the Board and the approval from CIRC, Mr. Zheng Yong was appointed as the Board Secretary of the Company with effect from 5 June 2013.

China Life Insurance Company Limited    Annual Report 2013

Directors, Supervisors, Senior Management and Employees

DIRECTORS

Mr. Yang Mingsheng, born in 1955, Chinese

Mr. Yang became the Chairman, Executive Director of the Company in May 2012. He became the Chairman of China Life Insurance (Group) Company in March 2012, the Chairman of China Life Property and Casualty Insurance Company Limited in March 2012, the Chairman of China Life Insurance (Overseas) Company Limited in January 2013, and the Chairman of China Life Asset Management Company Limited in December 2013. Mr. Yang has many years of experience in financial industry. He acted as Vice Chairman of China Insurance Regulatory Commission from 2007 to 2012, and worked for Agricultural Bank of China from 1980 to 2007, where he held various positions such as Vice President of Shenyang Branch, Head of Industrial Credit Department and President of Tianjin Branch. He was appointed as Vice President of Agricultural Bank of China in 1997 and was then promoted to President of Agricultural Bank of China in 2003. Mr. Yang, a Senior Economist, graduated from the Faculty of Finance of Nankai University majoring in Monetary Banking with a Master’s degree in Economics.

Mr. Wan Feng, born in 1958, Chinese

Mr. Wan became an Executive Director of the Company in June 2006. He also served as the Vice President of China Life Insurance (Group) Company, a Director of China Life Asset Management Company Limited and a Director of China Life Pension Company Limited. He served as a Vice President of the Company from 2003 and became the President of the Company in September 2007. Mr. Wan received a BA degree in Economics from Jilin College of Finance and Trade, a MBA from Open University of Hong Kong, and a Doctorate in Finance from Nankai University in Tianjin. Having worked in the Jilin Branch of People’s Insurance Company of China, Hong Kong Branch of China Life, Hong Kong Branch of Taiping Life Insurance Company and Shenzhen Branch of China Life, he has accumulated over 30 years of experience in the life insurance industry. Mr. Wan, a Senior Economist, was awarded special allowance by the State Council. He is concurrently the Director of the China Life Foundation, Deputy Director of the China Association of Actuaries, Deputy Director of the Insurance Association of China, Executive Director of the Insurance Institute of China and Director of the China Insurance Guarantee Fund Committee.

China Life Insurance Company Limited    Annual Report 2013

Directors, Supervisors, Senior Management and Employees

Mr. Lin Dairen, born in 1958, Chinese

Mr. Lin became an Executive Director of the Company on 27 October 2008. Mr. Lin served as the Vice President of the Company since 2003 and served as the Executive Director and President of China Life Pension Company Limited from November 2006. Mr. Lin graduated in 1982 with a Bachelor’s degree in Medicine from Shandong Province Changwei Medical Institute. Mr. Lin, who is a Senior Economist and awarded special allowance by the State Council, has worked in the life insurance industry for over 30 years and has accumulated extensive experience in operation and management. He is currently the Executive Director of the Insurance Institute of China, the Vice Chairman of the Social Security Council and the Executive Director of China Center for Insurance and Social Security Research of Peking University.

Ms. Liu Yingqi, born in 1958, Chinese

Ms. Liu became an Executive Director of the Company on 27 October 2008. Ms. Liu was the Chairperson of the Supervisory Committee of the Company between August 2003 and January 2006. Ms. Liu served as the Vice President of the Company since January 2006 and acted as Board Secretary from May 2008 to May 2013. Ms. Liu served as a Director of China Life Pension Company Limited from November 2006 to June 2013. Ms. Liu became the Chairman and President of Chinalife Ecommerce Company Limited in November 2013. Ms. Liu graduated with a BA in Economics from Anhui University in 1982. Ms. Liu has over 27 years of experience in operation and management of the life insurance business and in insurance administration. Ms. Liu, a Senior Economist, has extensive experience in operation and management. She is currently the Director of the Insurance Institute of China.

Mr. Miao Jianmin, born in 1965, Chinese

Mr. Miao became a Non-executive Director of the Company on 27 October 2008. Mr. Miao is the Vice Chairman and President of China Life Insurance (Group) Company. Currently he also serves as a Director of China Life Asset Management Company Limited and the Chairman of China Insurance Plaza Company Limited. Mr. Miao also acts as the Chairman of the China Association of Insurance Asset Management and the Executive Director of China Finance 40 Forum. He was awarded special allowance by the State Council. In 2009, he was named as a “State-level Candidate for the New Century Talents Project” and one of the “60 People in China Insurance Industry in the 60-year History of New China”. Mr. Miao graduated from Central University of Finance and Economics with a Doctor’s degree in Finance. Before that, Mr. Miao graduated from the post-graduate division of the People’s Bank of China with a Master’s degree in Money and Banking and the Central University of Finance and Economics with a Bachelor’s degree in Insurance. He is a Senior Economist.

China Life Insurance Company Limited    Annual Report 2013

Directors, Supervisors, Senior Management and Employees

Mr. Zhang Xiangxian, born in 1955, Chinese

Mr. Zhang became a Non-executive Director of the Company in July 2012. He became the Secretary of Commission for Disciplinary Inspection of China Life Insurance (Group) Company in October 2006. He also served as the Vice President and Compliance Officer of China Life Insurance (Group) Company from August 2008. Mr. Zhang has many years of experience in the insurance industry and held various positions from 1993 to 2006, including the Director of Promotion Division of General Office and Deputy General Manager of General Office of the People’s Insurance Company of China, the Office Director of the CIRC, the Deputy Office Director (in charge) of Shenzhen office of the CIRC, and the Director of Administrative Department of Representative Agencies of the CIRC. Mr. Zhang is a Senior Editor and obtained a Master’s degree in Business Administration for senior management from Zhongnan University of Economics and Law.

Mr. Wang Sidong, born in 1961, Chinese

Mr. Wang became a Non-executive Director of the Company in July 2012. He became the Vice President of China Life Insurance (Group) Company, the Chairman of China Life Investment Holding Company Limited and a Director of China Life Pension Company Limited in June 2004. Mr. Wang worked for the Ministry of Foreign Economic Relations and Trade, the Xinhua News Agency Hong Kong Branch, and the Hong Kong Chinese Enterprises Association. He served as Deputy Director of the General Office of China Life Insurance Company, Deputy General Manager of its Zhejiang Branch and Deputy Director of the Shares Reform Office of China Life from 2000. Mr. Wang was the Director of the General Office of China Life Insurance (Group) Company in 2003. Mr. Wang graduated from Shandong University majoring in Chinese Language and Literature with a Bachelor’s degree of Arts.

Mr. Sun Changji, born in 1942, Chinese

Mr. Sun became an Independent Director of the Company in May 2009. From January 1968, Mr. Sun worked in Sichuan Oriental Turbine Factory, serving as Section Head, Workshop Director, Deputy Factory Manager and Factory Manager. In July 1991, he was appointed as Deputy Director-general of the Production Department of the Ministry of Machinery Industry of the PRC, and he became Vice Minister of the Ministry of Machinery Industry of the PRC in April 1993. In April 1998, he became First Deputy Director-general of the State Administration of Machinery Industry of the PRC (deputy ministerial level). He became Deputy Party Secretary and Vice President (deputy ministerial level) of Bank of China in January 1999. From September 1999 to August 2001, he served concurrently as President of China Orient Asset Management Corporation. He became Vice Chairman of Bank of China in November 2000, Vice Chairman of Bank of China (Hong Kong) Limited in September 2001 and Secretary of Commission for Discipline Inspection of Bank of China in June 2003 concurrently. From August 2004, he has served as Vice Chairman of Bank of China (Hong Kong) Limited, and served as Vice Chairman of China Machinery Industry Federation concurrently. Mr. Sun, now a Researcher-Level Senior Engineer, graduated from Tsinghua University in September 1966.

China Life Insurance Company Limited    Annual Report 2013

Directors, Supervisors, Senior Management and Employees

Mr. Bruce Douglas Moore, born in 1949, American

Mr. Moore became an Independent Director of the Company in May 2009. From 2002 to 2007, Mr. Moore was Partner-in-charge of Asian actuarial services for Ernst & Young. He was based in Beijing for this job. He had served in actuarial leadership roles with Ernst & Young in New York and Tokyo. From 1995 to 2000, he was the head of international actuarial services in New York with Ernst & Young. In 2000, Mr. Moore worked with Ernst & Young in Beijing and was in charge of the business in Asian markets (including Japan). In 2001, he was responsible for Japan actuarial services in Tokyo. Since 2002, he was responsible for actuarial services in Asian market (excluding Japan) in Ernst & Young’s Beijing office. From 1982 to 1995, he worked in various senior financial management roles at Prudential Life Insurance (U.S.). Mr. Moore graduated from Brown University in 1971, majoring in Applied Mathematics. Mr. Moore has obtained FSA, FCAS, MAAA and CFA qualifications. Mr. Moore has over 36 years of experience serving the insurance industry as an executive and a consultant.

Mr. Anthony Francis Neoh, born in 1946, Chinese

Mr. Neoh became an Independent Director of the Company in June 2010. He currently serves as a member of the International Consultation Committee of the CSRC. He previously served as Chief Advisor to the CSRC, a member of the Basic Law Committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People’s Congress of China, Chairman of the Hong Kong Securities and Futures Commission. From 1996 to 1998, he was Chairman of the Technical Committee of the International Organization of Securities Commissions. He was appointed as Queen’s Counsel (now retitled as Senior Counsel) in Hong Kong in 1990. Mr. Neoh graduated from the University of London with a degree in Law in 1976. He is a barrister of England and Wales and admitted to the State Bar of California. In 2003, he was conferred the degree of Doctor of Laws, honor is cause by the Chinese University of Hong Kong. He was elected Honorary Fellow of the Hong Kong Securities Institute and Academician of the International Euro-Asian Academy of Sciences in 2009. Mr. Neoh was a Non-executive Director of Global Digital Creations Holdings Limited from November 2002 to December 2005, and an Independent Non-executive Director of the Link Management Limited, Manager of the Link Real Estate Investment Trust, from September 2004 to March 2006. He served as an Independent Non-executive Director of Bank of China Limited from August 2004 to September 2013.

Mr. Tang Jianbang, born in 1946, Chinese

Mr. Tang became an Independent Director of the Company in July 2012. He has many years of experience in financial service sector. He successively served as the Deputy Director, Deputy Head and Head of the Information Computer Department of Agricultural Bank of China, headquarters from November 1983 to March 1996. He was the General Manager of the International Business Department of Agricultural Bank of China in March 1996, the Assistant President and General Manager of the International Business Department of its headquarters in June 1998, the Assistant President and concurrently the President of Agricultural Bank of China, Hong Kong Branch, in October 1999, and the Vice President of Agricultural Bank of China in October 2000. He retired in April 2008. From May 2008 to May 2012, Mr. Tang served as the Chairman of the Supervisory Committee of ABC-CA Fund Management Co., Ltd. Mr. Tang obtained a Master’s degree in Computer Science and Engineering from Tsinghua University in 1981 and a Doctor’s degree in Science and Management Engineering from Beijing University of Aeronautics and Astronautics in 2000.

China Life Insurance Company Limited    Annual Report 2013

Directors, Supervisors, Senior Management and Employees

SUPERVISORS

Ms. Xia Zhihua, born in 1955, Chinese

Ms. Xia became the Chairperson of the Supervisory Committee of the Company in March 2006. Ms. Xia acted as a Deputy Director of National Debt Bureau of the Ministry of Finance from July 1997 to June 1998 and a Deputy Director of National Debt and Finance Bureau of the Ministry of Finance from July 1998 to June 2000. Ms. Xia served as the State Council’s representative in Supervisory Committee of state-owned important financial institutions, Designated Supervisor of assistant bureau-level grade official from July 2000 to October 2001, and the State Council’s representative in Supervisory Committee of state-owned important financial institutions, Designated Supervisor of bureau-level grade official from October 2001 to December 2005. Ms. Xia graduated from Xiamen University, majoring in Politics and Economics at the Department of Economics, and majoring in World Economics at the College of Economics from February 1978 to November 1984, and received a BA degree and a MA degree in Economics respectively. Ms. Xia is also the Executive Director of China Institution of Internal Audit, and obtained the qualification of Certified Internal Auditor (CIA).

Mr. Shi Xiangming, born in 1959, Chinese

Mr. Shi became a Supervisor of the Company in May 2009, and served as the General Manager of the Supervisory Department of the Company since September 2008. Mr. Shi served as Deputy General Manager of the Human Resources Department and Office Director in the Company from September 2003 to September 2008. From March 2002 to August 2003, Mr. Shi served as Deputy General Manager of the Supervisory Department of China Life Insurance Company. Mr. Shi graduated from the Chemistry School of the first branch college of Beijing University, and received a Bachelor’s degree in Science.

Mr. Luo Zhongmin, born in 1950, Chinese

Mr. Luo became a Supervisor of the Company in July 2012. Mr. Luo has many years of experience in the insurance sector and is familiar with the insurance market and insurance regulatory matters. He joined the People’s Insurance Company of China, Gansu Branch, in 1988 and subsequently served as the Deputy General Manager of the provincial branch. He served as the Director of Hunan Insurance Regulatory Bureau in 2001 and the Chairman of the Insurance Institute of China from 2008 to November 2011. Mr. Luo, a Senior Economist, graduated from Gansu Finance and Trade College with a college diploma in Business and Economic Management.

Ms. Yang Cuilian, born in 1965, Chinese

Ms. Yang became a Supervisor of the Company in July 2012. Ms. Yang has been serving as the General Manager of the Group Business Department of the Company since January 2011. Ms. Yang joined the Company in July 1984. She successively served as Deputy General Manager of Jiangxi Branch, General Manager of Pingxiang Branch, Manager of the Group Sales Department of Jiangxi Branch, and Manager of the Business Management Department of Jiangxi Branch. Ms. Yang, a Senior Economist, graduated from Party School of the Central Committee of C.P.C majoring in Economic Management with a Bachelor’s degree.

China Life Insurance Company Limited    Annual Report 2013

Directors, Supervisors, Senior Management and Employees

Mr. Li Xuejun, born in 1970, Chinese

Mr. Li became a Supervisor of the Company in July 2012. Mr. Li has been serving as the General Manager of the Training Department of the Company since January 2011. Mr. Li joined the Company in November 1997. He successively served as Deputy General Manager of the Training Department of the Company (in charge), Assistant General Manager of Shanghai Branch, General Manager of Shanghai Songjiang Sub-branch, and General Manager of the Human Resource Department of Shanghai Branch. Mr. Li worked for Shanghai Finance College (now known as Shanghai Finance University) from July 1994 to October 1997. Mr. Li, a Senior Economist, graduated from the Department of Insurance at Central Finance College (now known as Central University of Finance and Economics) in 1994, majoring in International Insurance with a Bachelor’s degree in Economics.

SENIOR MANAGEMENT

Mr. Wan Feng, please see the section “Directors” for his profile.

Mr. Lin Dairen, please see the section “Directors” for his profile.

Ms. Liu Yingqi, please see the section “Directors” for her profile.

Mr. Liu Jiade, born in 1963, Chinese

Mr. Liu became a Vice President of the Company in 2003 and a Director of China Life Asset Management Company Limited from June 2004. Mr. Liu concurrently served as a Director of China Life Property and Casualty Insurance Company Limited from July 2013, a Director of China Life Pension Company Limited from July 2013, a Director of China Life Franklin Asset Management Company Limited from May 2006, and a Director of China Guangfa Bank Co., Ltd. from December 2006. He became the Vice Director of the Finance Bureau of the Ministry of Finance since 2000. Mr. Liu is a graduate of Central Finance College in 1984 (now known as Central University of Finance and Economics), with a Bachelor’s degree in Public Finance. He is currently the Director of the Insurance Institute of China and a member of Accounting Informatization Committee of the State Ministry of Finance.

Mr. Zhou Ying, born in 1954, Chinese

Mr. Zhou became the Vice President of the Company since August 2008 and the secretary of the commission for disciplinary inspection of the Company since November 2006. Mr. Zhou served as a Designated Supervisor and as Director of the Fifth Office in Beijing State-owned Enterprise Supervisory Committee from May 2004 to November 2006. Mr. Zhou graduated from Dongbei University of Finance and Economics with a Ph.D in Economics.

China Life Insurance Company Limited    Annual Report 2013

Directors, Supervisors, Senior Management and Employees

Mr. Su Hengxuan, born in 1963, Chinese

Mr. Su became the Vice President of the Company since August 2008. Mr. Su served as Assistant to President of the Company from January 2006 to July 2008. Mr. Su acted as Director of China Life Property and Casualty Insurance Company Limited from November 2006, and became the Director of Insurance Professional College from December 2006. He was the General Manager of the Company’s Individual Life Insurance Business Department from 2003 to 2006. Mr. Su graduated from Banking School, Henan Province in 1983, graduated from Wuhan University in 1998 with a Bachelor’s degree in Insurance and Finance, majoring in Insurance, and graduated from the School of Management in University of Science and Technology of China in July 2011 with a Ph.D in Management, majoring in Management Science and Engineering. Mr. Su, a Senior Economist, has over 30 years of experience in the Chinese life insurance industry and insurance management. He is currently the Chairman of Insurance Marketing Association of Insurance Association of China and a member of China Advisory Panel of Financial Planning Standards Board.

Mr. Miao Ping, born in 1958, Chinese

Mr. Miao became the Vice President of the Company in December 2009. He served as the General Manager of the Company’s Jiangsu branch from September 2006. Mr. Miao has served as the General Manager of the Company’s Jiangxi branch from September 2004 and has been a Deputy General Manager of the Company’s Jiangsu branch from April 2002. Mr. Miao graduated from the Correspondence College of Yangzhou University in 1996, majoring in Economics and Management. Mr. Miao, a Senior Economist, has over 30 years of experience in the operation of life insurance business and the management of insurance business.

Mr. Liu Anlin, born in 1963, Chinese

Mr. Liu became the Vice President of the Company in March 2013. He served as a member of the Party Committee of the Company from February 2013, and concurrently as the Party Secretary and General Manager of Beijing branch of the Company. From December 2012 to February 2013, Mr. Liu was the Person-in-Charge (with equivalent level as Assistant to the President of the Company) of Beijing branch of the Company. From 2009 to 2012, Mr. Liu was the Party Secretary and General Manager (with equivalent level as Assistant to the President of the Company) of Jiangsu branch of the Company. From 2006 to 2009, Mr. Liu was the Chief Information Technology Officer (with equivalent level as Assistant to the President of the Company) of the Company, and concurrently as the Party Secretary and General Manager of Beijing R&D Center in 2008. From 2003 to 2006, Mr. Liu was the General Manager of the Information Technology Department of the Company. Prior to that, Mr. Liu had assumed various posts as Person-in-Charge of the Information Technology Department of the Company, Deputy General Manager of the Human Resource Department of the Company, Assistant to the General Manager of Gansu branch of the Company, and Deputy Head of the Computer Department (in charge of work of the Gansu branch of the Company). Mr. Liu graduated from the Mathematics and Mechanics Department of Lanzhou University (majoring in computer mathematics), and obtained a Bachelor’s degree in Science in 1985. He also obtained a Master’s degree in Business Administration from Tsinghua University in 2006. Mr. Liu has over 24 years of experience in operation and management of the life insurance business and in insurance administration, during which he gained extensive experience in operation and management. Mr. Liu was awarded special allowance by the State Council and is a Senior Engineer.

China Life Insurance Company Limited    Annual Report 2013

Directors, Supervisors, Senior Management and Employees

Mr. Xu Hengping, born in 1958, Chinese

Mr. Xu became the Chief Operating Officer of the Company in August 2010. Mr. Xu had been the General Manager of the Company’s Fujian branch from April 2007, Deputy General Manager of the Company’s Fujian branch from December 2002, Assistant to the General Manager of the Company’s Fujian branch from September 1998, and Director of Personal Insurance Division of the Company’s Fujian branch from July 1996. Mr. Xu once served as General Manager of Sales Department and General Manager of Longyan Branch of Fuzhou Life Insurance Company Limited. Mr. Xu graduated from Hunan University, majoring in Finance. Mr. Xu, a Senior Economist, has over 33 years of experience in the operation of life insurance business and the management of insurance business.

Mr. Li Mingguang, born in 1969, Chinese

Mr. Li became the Chief Actuary of the Company in March 2012. Mr. Li joined the Company in 1996 and subsequently served as Deputy Director, Director, Assistant to General Manager of Product Development Department, Responsible Actuary of the Company and General Manager of Actuarial Department. He graduated from Shanghai Jiao Tong University in Computer Science with a Bachelor’s degree in 1991, Central University of Finance and Economics in Actuarial Science with a Master’s degree in 1996 and Tsinghua University with an EMBA in 2010, and also studied in University of Pennsylvania in the United States in 2011. Mr. Li is a Fellow of the China Association of Actuaries (FCAA) and a Fellow of the Institute and Faculty of Actuaries (FIA). He was the Chairman of the first session of the China Actuarial Work Committee and the Secretary-general of the first session of the China Association of Actuaries. He is currently the Secretary-general of the China Association of Actuaries and an Executive Director of the Board of Directors of the Insurance Institute of China.

Mr. Yang Zheng, born in 1970, Chinese

Mr. Yang became the Chief Financial Officer of the Company in April 2013. He served as the Qualified Accountant of the Company since 2006, and as Assistant to the General Manager, Deputy General Manager and General Manager of the Finance Department of the Company since 2005. Mr. Yang has been a Director of China Life Asset Management Company Limited since 2009 and a Director of Sino-Ocean Land Holdings Limited since 2011. From 2000 to 2005, Mr. Yang was the Senior Financial Analyst of MOLEX in the United States. Mr. Yang graduated from Beijing University of Technology in 1993 with a Bachelor’s degree in Engineering. He obtained a MBA from Northeastern University in the United States in 2000. Mr. Yang is a member of the American Institute of Certified Public Accountants (AICPA) and the Association of Chartered Certified Accountants (ACCA). He is currently a Director of the eighth session of the Board of the Accounting Society of China, a member of the National Accounting Informatization and Standardization Technical Committee and a member of the China Insurance Solvency Regulatory Standard Committee.

China Life Insurance Company Limited    Annual Report 2013

Directors, Supervisors, Senior Management and Employees

BOARD SECRETARY

Mr. Zheng Yong, born in 1962, Chinese

Mr. Zheng became the Board Secretary of the Company in June 2013. He previously held positions as department head at the Ministry of Justice of the PRC, a practicing lawyer at Beijing Longan Law Firm, China Legal Service Ltd. (Hong Kong), and Beijing DeHeng Law Offices, Deputy General Manager of the Department of Legal Affairs, Company Secretary, and General Manager of the Legal and Compliance Department of the Company, and an Executive Director and Deputy President of China Guangfa Bank Co., Ltd. Mr. Zheng received his LL.B. degree from Peking University, and LL.M. degrees from the China University of Political Science and Law and University of Essex (UK). Mr. Zheng was a visiting researcher at Harvard Law School and Harvard Kennedy School of Government in the United States from August 1996 to October 1997. Mr. Zheng currently serves as an arbitrator of the China International Economic and Trade Arbitration Commission, and is a Senior Economist.

COMPANY SECRETARY

Mr. Heng Victor Ja Wei, born in 1977, British

Mr. Heng is the managing partner of Morison Heng, Certified Public Accountants. Mr. Heng holds a Master of Science degree of the Imperial College of Science, Technology and Medicine, the University of London. Mr. Heng is a member of The Hong Kong Institute of Certified Public Accountants and a fellow of The Association of Chartered Certified Accountants. Mr. Heng has over 10 years of experience in accounting and auditing for private and public companies and financial consultancy. Mr. Heng serves as an Independent Non-executive Director of China Fire Safety Enterprise Group Limited, Lee & Man Chemical Company Limited, Matrix Holdings Limited and Lee & Man Handbags Holding Limited, all of which are listed on the main board of the HKSE.

China Life Insurance Company Limited     Annual Report 2013

Directors, Supervisors, Senior Management and Employees

II	POSITIONS HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN SHAREHOLDERS OF THE COMPANY

Name	Name of shareholders	Position	Term	Whether receiving remuneration and allowance from shareholders
Yang Mingsheng	China Life Insurance (Group) Company	Chairman	Since March 2012	No

Miao Jianmin	China Life Insurance (Group) Company	Vice Chairman, President	Since October 2013	No

Zhang Xiangxian	China Life Insurance (Group) Company	Vice President	Since August 2008	Yes

Wan Feng	China Life Insurance (Group) Company	Vice President	Since September 2007	No

Wang Sidong	China Life Insurance (Group) Company	Vice President	Since June 2004	Yes

III	CORE TECHNICAL TEAM OR KEY PERSONNEL

The Company’s key personnel comprise those who have in-depth knowledge and understanding of the life insurance market in China, including members of the Company’s senior management, qualified underwriting personnel, actuaries and experienced investment managers. During the Reporting Period, there was no movement of these personnel which may have material impacts on the Company.

IV	EMPLOYEES

1.	Employees

Number of employees of the Company	99,230
Number of employees of the Company’s main subsidiaries	1,080
Employees in total	100,310
Retired employees of the Company and its main subsidiaries for which extra costs have to be incurred	1

As at the end of the Reporting Period, the composition of the Company’s employees is as follows:

(1)	Structure of Expertise

Class of Expertise	Number of Employees
Management and administration	21,864
Sales and sales management	31,445
Finance and auditing	6,974
Insurance verification, claim processing and customer services	31,286
Other expertise and technicians	3,943
Others	4,798

Total	100,310

China Life Insurance Company Limited     Annual Report 2013

Directors, Supervisors, Senior Management and Employees

(2)	Education Level

Education level	Number of Employees
Master or above	2,689
Bachelor	45,460
College Diploma	41,160
Secondary School	4,159
Others	6,842

Total	100,310

Chart of the Structure of Expertise

Chart of the Education Level

China Life Insurance Company Limited     Annual Report 2013

Directors, Supervisors, Senior Management and Employees

2.	Remuneration Policy

The Company has established a remuneration and incentive system with reference to employee’s positions, the Company’s performance and market conditions.

3.	Training Plans

By adhering to the people-oriented operational and management philosophy and the strategic development goals determined in accordance with the “Twelfth Five-Year Plan”, the Company formulated its 2013 staff training plan, which is based on the Company’s education and training system and management system framework, the general landscape of the Company’s reform and development, and the business development and team building. The annual training plan has a multi-layer, multi-class and multi-category structure, covering the employees of the Company including management personnel and technical staff. Annual training plan was carried out based on the goals of cultivating professional managers and leading teams of professionals within the industry, setting up a professional team of scalable size, excellent quality, high efficiency and strong expansion skills, and was efficiently conducted on a multi-level, multi-category and multi-form basis, which provided strong intellectual support for the employees of the Company. In 2013, through the implementation of a series of targeted training programs, the Company’s education and training department promoted relevant work of the Company in risk prevention, customer service, market expansion, management improvement, team building and cultural cultivation.

China Life Insurance Company Limited     Annual Report 2013

Corporate Governance

OVERVIEW OF CORPORATE GOVERNANCE

The Company implements good corporate governance policies and strongly believes that through fostering sound corporate governance, further enhancing its transparency and establishing effective system of accountability, the Company can operate in a more systematic manner, make decisions in a more scientific way, and boost the confidence of investors.

With the establishment of a corporate governance system with reasonably designed structure, well-developed mechanism, strict rules and regulations, as well as high efficiency in operation as its core objectives, the Company continues to promote development of its corporate governance framework, strictly perform its obligation of information disclosure, enhance its transparency and actively serve the interest of public investors so as to enhance its image and position in the capital market.

1.	The Company has set up a corporate governance structure with well-defined duties and responsibilities strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law of the PRC. The corporate governance structure of the Company generally meets the regulatory requirements of its listed jurisdictions. The Company has carried out its corporate governance procedures strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law of the PRC, as well as the requirements of its Articles of Association and procedural rules. Shareholders’ general meetings, Board meetings and Supervisory Committee meetings of the Company have been functioning independently and coordinately.

China Life Insurance Company Limited     Annual Report 2013

Corporate Governance

2.	In accordance with the requirements of its listed jurisdictions and relevant provisions of its Articles of Association, the Company has continuously improved the decision-making mechanism of the Board. The Board is accountable to shareholders of the Company with respect to the assets and resources entrusted to it by the shareholders, and performs its duty on corporate governance. All members of the Board have taken the initiative to look into the Company’s affairs and have had a comprehensive understanding of the Company’s businesses. They have devoted sufficient time in performing their duties as Directors with due care and in a diligent and efficient manner. By setting up mechanisms including regular reporting of business development strategy and marketing tactics, the management of the Company can periodically report the business operation, development strategies and marketing tactics to the Board, which therefore provides a basis for the decision-making of the Board.

3.	The Company has actively promoted the establishment of corporate governance, continuously improved its corporate governance structure and enhanced its scientific decision-making ability. In order to improve the decision-making efficiency of the specialized Board committees, the fourth session of the Board has four specialized Board committees, which consist of the Audit Committee, the Nomination and Remuneration Committee, the Risk Management Committee, and the Strategy and Investment Decision Committee. These specialized Board committees conduct studies on specific matters, hold meetings on both regular and ad hoc basis, communicate with the management, provide advice and recommendations for the Board’s consideration, and deal with matters entrusted or authorized by the Board, for the purpose of improving the Board’s efficiency and capabilities.

4.	The Supervisory Committee of the Company has carried out its work and performed its duties in accordance with the Articles of Association and the “Procedural Rules for Supervisory Committee Meetings”. Members of the Supervisory Committee attended the shareholders’ general meetings and the Supervisory Committee meetings, participated in the Board meetings and the meetings of the specialized Board committees based on their work allocation, and conducted investigations on local branches to have an in-depth understanding of the implementation of the decisions made by the Board, so as to diligently perform their supervisory role.

5.	The Company has revised the Articles of Association to further define the specific details of the Company’s cash dividend policy pursuant to the relevant regulatory requirements of the CSRC. The Company has amended the Articles of Association to clarify the Company’s power to forfeit unclaimed dividends pursuant to the relevant requirements set out in Appendix 3 (Articles of Association) of the Listing Rules. The Company has amended the “Procedural Rules for Board of Directors Meetings” and the “Procedural Rules for Nomination and Remuneration Committee Meetings” to make adjustments to the establishment of specialized committees and to expand the functions and powers of the Nomination and Remuneration Committee, and formulated the “Board Diversity Policy” based on its practical needs and the amendments of regulatory requirements. The Company has formulated the “Provisions for the Administration of Proposals of the Board of Directors” and the “Provisions for the Administration of Proposals of the Supervisory Committee” based on its practical needs and the standards of proposal administration. In order to further regulate the supervision and inspection of annual report by the Supervisory Committee, the Company has formulated the “Procedures for Preparation and Supervision of Annual Report by the Supervisory Committee”.

China Life Insurance Company Limited     Annual Report 2013

Corporate Governance

6.	The Company has made information disclosure in a timely, open and transparent manner pursuant to the requirements of the listing rules of its listed jurisdictions. The Company has continuously improved its management of investor relations and enhanced its communication with investors, thus ensuring that all shareholders enjoy equal rights and have access to information about the Company in an open, fair, true and accurate manner.

7.	The Board and Supervisory Committee of the Company conducted extensive investigation and research activities. Members of the Board carried out investigation and research in Zhejiang Province, Jilin Province and Shaanxi Province, which enabled them to have a deeper understanding of the operations management, internal control and compliance, risk management, and the development of major investment projects of the Company’s local branches, and to examine the implementation of the operational decisions made by the Board at a local level. Members of the Supervisory Committee carried out investigation and research on local branches of the Company in Sichuan Province, conducted on-site inspection of the development and operation of local branches, and visited Germany and the Netherlands to study the governance structure and operational practices of European companies and the development of the life insurance market in Germany, as well as the practical experience of internal audit and risk control management.

8.	Directors and Supervisors of the Company actively attended various training courses. They attended the training course on the special topic of corporate bonds in Beijing, the training course on assets securitization of listed companies in Beijing, the training course on the special topics of the audit of annual report and finance of listed companies in Beijing in 2013, and the 2nd session of training course of SSE for Independent Directors in 2013, which were organized by the Beijing Securities Regulatory Bureau and the SSE; they also attended training courses organized by the Company and given by lawyers and experts in relation to the latest regulatory system and industrial development; Directors, Supervisors and the management have referred to the relevant materials prepared by the Company on a regular basis and listened to the reports on special topics.

9.	During the Reporting Period, the Company successfully completed the procedures for the change of Board Secretary pursuant to the regulatory requirements of its listed jurisdictions and the requirements of its Articles of Association. In the course of this process, the Company strictly followed all the procedures required for the handover, offered cooperation in completing the examination report for the departure of the former Board Secretary, organized the Board and the Supervisory Committee to issue their opinions for the examination of the departure of the former Board Secretary, submitted materials of the new Board Secretary to the regulatory authorities as required in a timely manner, and cooperated to complete the formalities in relation to the qualification review required by the regulatory departments.

China Life Insurance Company Limited     Annual Report 2013

Corporate Governance

SHAREHOLDERS’ GENERAL MEETING

The shareholders’ general meeting, as an organ of highest authority of the Company, exercises its duties and functions in accordance with relevant laws. Its duties and powers include the election, appointment and removal of Directors and Supervisors, review and approval of the reports of the Board and the Supervisory Committee, review and approval of the annual budget and final accounts of the Company, and any other matters required by the Articles of Association to be approved by way of resolution of the shareholders’ general meeting. The Company ensures that all shareholders have equal status so as to ensure that the rights of all shareholders are protected, including the right of access to information in relation to, and the right to vote in respect of, major matters of the Company. The Company has the ability to operate and manage its business autonomously, and is separate and independent from its controlling shareholder in its business operations, personnel, assets and financial matters.

1.	Shareholders’ general meetings convened during the Reporting Period are as follows:

Session of the meeting	Date of the meeting	Index for websites on which resolutions were published	Date of publication of resolutions
First Extraordinary General Meeting 2013	19 February 2013	http://www.sse.com.cn http://www.hkexnews.hk	20 February 2013
http://www.e-chinalife.com

2012 Annual General Meeting	5 June 2013	http://www.sse.com.cn	6 June 2013
http://www.hkexnews.hk
http://www.e-chinalife.com

The following resolutions were considered and approved by open ballot at the First Extraordinary General Meeting 2013: “Proposal in relation to the Appointment of Auditors of the Company for the Year 2013”, “Proposal in relation to the Amendments to the Articles of Association of China Life Insurance Company Limited”, “Proposal in relation to the Amendments to the Procedural Rules for Board of Directors Meetings of China Life Insurance Company Limited”.

The following resolutions were considered and approved by a combination of physical voting and internet- based voting at the 2012 Annual General Meeting: “Proposal in relation to the Report of the Board of Directors of the Company for the Year 2012”, “Proposal in relation to the the Report of the Supervisory Committee of the Company for the Year 2012”, “Proposal in relation to the Financial Statements of the Company for the Year 2012”, “Proposal in relation to the Profit Distribution Plan of the Company for the Year 2012”, “Proposal in relation to the Remuneration of Directors and Supervisors of the Company”, “Proposal in relation to the Remuneration of Auditors of the Company for the Year 2012”, “Proposal in relation to the Appointment of Auditors of the Company for the Year 2013”, “Proposal in relation to the Cap Amounts in respect of the Framework Agreement for Daily Connected Transactions between the Company and China Guangfa Bank Co., Ltd.”, and “Proposal in relation to the Amendments to the Articles of Association of China Life Insurance Company Limited”. Shareholders listened to and reviewed the “Duty Report of the Independent Directors for the Year 2012”, and the “Report on the Status of Connected Transactions and the Execution of Connected Transactions Management System for the Year 2012” at the meeting.

China Life Insurance Company Limited     Annual Report 2013

Corporate Governance

2.	Attendance records of Directors at the shareholders’ general meetings convened during the Reporting Period:

Name of Director	Type of Director	Number of shareholders’ general meetings the Director was required to attend during the year	Number of meetings physically attended	Number of meetings attended by telephony	Number of meetings attended by proxies		Number of meetings absent	Attendance rate
Yang Mingsheng	Executive Director	2	2	0	0		0	100%
Wan Feng	Executive Director	2	1	0	0		1	50%
Lin Dairen	Executive Director	2	2	0	0		0	100%
Liu Yingqi	Executive Director	2	2	0	0		0	100%
Miao Jianmin	Non-executive Director	2	1	0	0		1	50%
Zhang Xiangxian	Non-executive Director	2	1	0	0		1	50%
Wang Sidong	Non-executive Director	2	1	0	0		1	50%
Sun Changji	Independent Director	2	1	0	0		1	50%
Bruce Douglas Moore	Independent Director	2	1	0	1	Note	0	50%
Anthony Francis Neoh	Independent Director	2	1	0	0		1	50%
Tang Jianbang	Independent Director	2	2	0	0		0	100%

Note:	At the First Extraordinary General Meeting 2013 held on 19 February 2013, Mr. Bruce Douglas Moore, the Chairman of the Audit Committee, gave written authorization for Mr. Tang Jianbang, an Independent Director, to act as his proxy to attend the meeting.

BOARD

The Board is a standing decision-making body of the Company and its main duties include the following: performing the function of corporate governance of the Company, convening shareholders’ general meetings, implementing resolutions passed at such meetings, improving the Company’s corporate governance policies, approving the Company’s development strategies and operation plans, formulating and supervising the Company’s financial policies, annual budgets and financial reports, providing an objective evaluation on the Company’s operating results in its financial reports and other disclosure documents, dealing with senior management personnel matters, arranging for Directors and senior management to attend various training courses, attaching importance to the enhancement of their professional quality, reviewing the compliance policies of the Company, and assessing the internal control systems of the Company. The day-to-day management and operation of the Company are delegated to the management. The responsibilities of Non-executive Directors and Independent Directors include, without limitation, regularly attending meetings of the Board and the specialized Board committees of which they are members, providing opinions at meetings of the Board and the specialized Board committees, resolving any potential conflict of interest, serving on the Audit Committee, Nomination and Remuneration Committee and other specialized Board committees, and inspecting, supervising and reporting on the performance of the Company. The Board is accountable to the shareholders of the Company and reports to them.

China Life Insurance Company Limited     Annual Report 2013

Corporate Governance

In 2013, the Board comprised 11 members, including 4 Executive Directors, 3 Non-executive Directors and 4 Independent Directors. The number of Independent Directors complies with the minimum requirement of 3 Independent Directors and the requirement that at least one-third of the Board be represented by Independent Directors under the Listing Rules of the HKSE. All members of the Board have devoted sufficient time in dealing with the affairs of the Board and attended the relevant training courses organized by regulatory authorities and the Company according to regulatory requirements. They have referred to regulatory documents on a regular basis so as to keep themselves informed of the regulatory development in a timely manner. So far as the Company is aware, no financial, business, family or other material relationship exists among Board members, members of the Supervisory Committee or senior management (including between the Chairman, Mr. Yang Mingsheng and the President, Mr. Wan Feng).

In 2013, pursuant to the regulatory requirements, the Company organized the relevant lawyers and experts to offer training courses on inside information disclosure regime of Hong Kong and anti-money laundering for all the members of the Board, prepared reference materials, and listened to the reports on special topics relating to the new development of insurance regulations and insurance market. Under the arrangement of the regulatory authorities, Mr. Wan Feng, an Executive Director, and Mr. Zhang Xiangxian, a Non-executive Director, attended the training course on the special topic of corporate bonds in Beijing and the training course on the special topic of asset securitization of listed companies in Beijing organized by the Beijing Securities Regulatory Bureau, respectively. Mr. Tang Jianbang, an Independent Director, attended the 2nd session of training course of SSE for Independent Directors in 2013 and the “2013 Study Course for the Senior Management of H Share Companies and 31st session of Affiliated Members Enhanced Continuing Professional Development Seminar” organized by the Hong Kong Institute of Chartered Secretaries. The Board Secretary attended training courses on the qualification of the secretary to the board of directors and the training courses offered by the Hong Kong Institute of Chartered Secretaries.

In 2013, the Company successfully completed the procedures for the change of Board Secretary pursuant to the regulatory requirements of its listed jurisdictions and the requirements of its Articles of Association. In the course of this process, the Company strictly followed all the procedures required for the handover, offered cooperation in completing the examination report for the departure of the former Board Secretary, organized the Board and the Supervisory Committee to issue their opinions for the examination of the departure of the former Board Secretary, submitted materials of the new Board Secretary to the regulatory authorities as required in a timely manner, and cooperated to complete the formalities in relation to the qualification review required by the regulatory departments.

In 2013, all Independent Directors of the Company possessed extensive experience in various fields, such as economics, insurance, management, finance and accounting. The Company also complies with the requirement of the Listing Rules of the HKSE that at least one of its Independent Directors has appropriate professional qualifications or accounting qualifications or related financial management expertise. As required under the Listing Rules of the SSE and the HKSE, the Company has obtained a written confirmation from each of its Independent Directors in respect of their independence, and the Company is of the opinion that all of the Independent Directors are independent of the Company and strictly perform their duties as Independent Directors. Pursuant to the Articles of Association, Directors shall be elected at the shareholders’ general meeting for a term of three years and may be re-elected on expiry of the three-year term.

Meetings of the Board are held both on a regular and an ad-hoc basis. Regular meetings are convened at least four times a year for the examination and approval of proposals, such as annual report, interim report, first quarter and third quarter reports and related financial reports, and major business operations of the year. Meetings are convened by the Chairman and a notice is given to all Directors 14 days before such meetings. Agendas and related documents are sent to the Directors at least three days prior to such meetings. In 2013, all notices, agendas and related documents in respect of such regular Board meetings were sent in compliance with the above requirements. By fully reviewing all the relevant proposals, the Board has confirmed that the information contained in its

China Life Insurance Company Limited     Annual Report 2013

Corporate Governance

periodic reports and financial reports is true, accurate and complete and contains no false representations, misleading statements or material omissions, and no event or situation was found which would have material adverse impacts on the Company’s ongoing operation.

Regular Board meetings are held mainly to review the quarterly, interim and annual reports of the Company and to deal with other related matters. The practice of obtaining Board consent through the circulation of written resolutions does not constitute a regular Board meeting. An ad-hoc Board meeting may be convened in urgent situations if requisitioned by any of the following: shareholders representing over one-tenth of voting shares, Directors constituting more than one- third of the total number of Directors, the Supervisory Committee, more than 2 Independent Directors, the Chairman or the President. If the resolution to be considered at such ad-hoc Board meetings has been circulated to all the Directors and more than half of the Directors having voting rights approve such resolution by signing the resolution in writing, the Board meeting need not be convened and such resolution in writing shall become an effective resolution.

If a Director is materially interested in a matter to be considered by the Board, the Director having such conflict of interest shall have no voting rights on the matter to be considered and shall not be counted in the quorum for the Board meeting.

All Directors shall have access to the advice and services of the Board Secretary and the Company Secretary. Detailed minutes of Board meetings regarding matters considered by the Board and decisions reached, including any concerns raised by Directors or dissenting views expressed, are kept by the Board Secretary. Minutes of Board meetings are available upon reasonable notice for inspection and comment upon by any Director.

1.	Meetings and attendance

In 2013, 7 Board meetings were held by the fourth session of the Board, of which 6 were physical meetings and 1 was combined physical and telephony meeting. The attendance records of individual Directors are as follows:

Name of Director	Type of Director	Number of meetings the Director was required to attend during the year	Number of meetings physically attended	Number of meetings attended by telephony		Number of meetings attended by proxies		Number of meetings absent	Attendance rate	Whether the Director failed to attend two consecutive meetings in person
Yang Mingsheng	Executive Director	7	7	0		0		0	100%	No
Wan Feng	Executive Director	7	6	0		1	Note [1]	0	86%	No
Lin Dairen	Executive Director	7	6	0		1	Note [2]	0	86%	No
Liu Yingqi	Executive Director	7	6	0		1	Note 3	0	86%	No
Miao Jianmin	Non-executive Director	7	5	0		2	Note [4]	0	71%	No
Zhang Xiangxian	Non-executive Director	7	7	0		0		0	100%	No
Wang Sidong	Non-executive Director	7	4	0		3	Note 5	0	57%	Yes
Sun Changji	Independent Director	7	6	0		1	Note 6	0	86%	No
Bruce Douglas Moore	Independent Director	7	5	1	Note [7]	1	Note 8	0	86%	No
Anthony Francis Neoh	Independent Director	7	6	1	Note [9]	0		0	100%	No
Tang Jianbang	Independent Director	7	7	0		0		0	100%	No

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Corporate Governance

Notes:

1.	At the ninth meeting of the fourth session of the Board held on 28 August 2013, Mr. Wan Feng gave written authorization for Mr. Lin Dairen to act as his proxy to attend and vote at the meeting;
2.	At the eighth meeting of the fourth session of the Board held on 29 May 2013, Mr. Lin Dairen gave written authorization for Mr. Wan Feng to act as his proxy to attend and vote at the meeting;
3.	At the seventh meeting of the fourth session of the Board held on 25 April 2013, Ms. Liu Yingqi gave written authorization for Mr. Lin Dairen to act as her proxy to attend and vote at the meeting;
4.	At the sixth meeting of the fourth session of the Board held on 27 March 2013, Mr. Miao Jianmin gave written authorization for Mr. Wan Feng to act as his proxy to attend and vote at the meeting; at the ninth meeting of the fourth session of the Board held on 28 August 2013, Mr. Miao Jianmin gave written authorization for Mr. Zhang Xiangxian to act as his proxy to attend and vote at the meeting;
5.	At the sixth meeting of the fourth session of the Board held on 27 March 2013, Mr. Wang Sidong gave written authorization for Mr. Zhang Xiangxian to act as his proxy to attend and vote at the meeting; at the seventh meeting of the fourth session of the Board held on 25 April 2013, Mr. Wang Sidong gave written authorization for Mr. Wan Feng to act as his proxy to attend and vote at the meeting; at the eighth meeting of the fourth session of the Board held on 29 May 2013, Mr. Wang Sidong gave written authorization for Mr. Zhang Xiangxian to act as his proxy to attend and vote at the meeting;
6.	At the tenth meeting of the fourth session of the Board held on 25 October 2013, Mr. Sun Changji gave written authorization for Mr. Bruce Douglas Moore to act as his proxy to attend and vote at the meeting;
7.	At the fifth meeting of the fourth session of the Board held on 25 February 2013, Mr. Bruce Douglas Moore attended the meeting by way of telephony;
8.	At the eleventh meeting of the fourth session of the Board held on 17 December 2013, Mr. Bruce Douglas Moore gave written authorization for Mr. Sun Changji to act as his proxy to attend and vote at the meeting;
9.	At the fifth meeting of the fourth session of the Board held on 25 February 2013, Mr. Anthony Francis Neoh attended the meeting by way of telephony.

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Corporate Governance

From the end of year 2013 up to the Latest Practicable Date (i.e. 25 March 2014), 1 Board meeting was held by the Board. The attendance records of individual Directors are as follows:

Name of Director	Type of Director	Number of meetings the Director was required to attend during the year	Number of meetings physically attended	Number of meetings attended by telephony	Number of meetings attended by proxies		Number of meetings absent	Attendance rate	Whether the Director failed to attend two consecutive meetings in person
Yang Mingsheng	Executive Director	1	1	0	0		0	100%	No
Wan Feng	Non-executive Director	1	1	0	0		0	100%	No
Lin Dairen	Executive Director	1	1	0	0		0	100%	No
Miao Jianmin	Non-executive Director	1	0	0	1	Note	0	0	No
Zhang Xiangxian	Non-executive Director	1	1	0	0		0	100%	No
Wang Sidong	Non-executive Director	1	1	0	0		0	100%	No
Sun Changji	Independent Director	1	1	0	0		0	100%	No
Bruce Douglas Moore	Independent Director	1	1	0	0		0	100%	No
Anthony Francis Neoh	Independent Director	1	1	0	0		0	100%	No
Tang Jianbang	Independent Director	1	1	0	0		0	100%	No

Note:	At the twelfth meeting of the fourth session of the Board held on 25 March 2014, Mr. Miao Jianmin gave written authorization for Mr. Zhang Xiangxian to act as his proxy to attend and vote at the meeting.

2.	Performance of duties by Independent Directors

In 2013, all Independent Directors of the Company possessed extensive experience in various fields, such as insurance, management, finance and accounting, and law. They satisfied the criteria for Independent Directors under the regulatory rules of the Company’s listed jurisdictions. The Independent Directors of the Company performed their duties pursuant to the Articles of Association and the provisions and requirements of the listing rules of the Company’s listed jurisdictions.

All Independent Directors diligently fulfilled their responsibilities and faithfully performed their duties by attending meetings of the Board and the specialized Board committees in 2013, examining and approving the Company’s business development, financial management and connected transactions, participating in the establishment of specialized Board committees, providing professional and constructive advice in respect of major decisions of the Company, seriously listening to the reports from relevant personnel, understanding the daily operation and any possible operational risks of the Company in a timely manner, and expressing their opinions and exercising their functions and powers at Board meetings, thus actively performing their duties as Independent Directors in an effective manner. The Board attached great importance to opinions and advice from Independent Directors, actively strengthened its communication with them and adopted their advice after careful deliberation and discussion.

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Corporate Governance

In 2013, the Company provided various materials to Independent Directors, which enabled them to comprehend information associated with the insurance industry. All Independent Directors obtained information relating to the operation and management of the Company through various channels, which therefore formed the basis of their scientific and prudent decisions.

In 2013, the Independent Directors of the Company and the representatives from the former external auditors, PricewaterhouseCooper Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers, convened a special meeting to listen to the reports on matters including the audit for the Year 2012 and the annual financial reports; the Independent Directors of the Company and the representatives from the new external auditors, Ernst & Young Hua Ming LLP and Ernst & Young, convened a special meeting to listen to the “2013 Annual Audit Plan”, and to communicate in respect of the audit work of the Company; the Independent Directors convened meetings on special topics to listen to the reports from the relevant departments of the Company in relation to product development and information technology development; the Independent Directors of the Company carefully studied the matters in relation to the management of the regional audit center, convened communication meetings on special topics several times to listen to the reports from the relevant departments of the Company, strictly followed the related procedures for corporate governance, actively expressed their independent opinions and fully exercised their functions as Independent Directors.

In 2013, the Independent Directors of the Company carried out investigation and research on local branches of the Company in Zhejiang Province, Jilin Province and Shaanxi Province and carried out on-site inspections of the business, operations and management of the Company.

During the Reporting Period, no Independent Director has raised any objection against Board resolutions or other matters of the Company.

CHAIRMAN AND PRESIDENT

During the Reporting Period, Mr. Yang Mingsheng served as the Chairman of the Board of Directors of the Company. The Chairman is the legal representative of the Company, primarily responsible for convening and presiding over Board meetings, ensuring the implementation of Board resolutions, attending annual general meetings and arranging attendance by Chairmen of Board committees to answer questions raised by shareholders, signing securities issued by the Company and other important documents, providing leadership for the Board to ensure that the Board works effectively and performs its responsibilities, encouraging all Directors to make a full and active contribution to the Board’s affairs, promoting a culture of openness and debate, convening special meetings with Non-executive Directors and Independent Directors, and exercising other rights conferred on him by the Board. The Chairman is accountable to and reports to the Board. Mr. Wan Feng was the President of the Company. The President is responsible for the day-to-day operations of the Company, including implementing strategies, policies, operation plans and investment schemes approved by the Board, formulating the Company’s internal management structure and fundamental management policies, drawing up basic rules and regulations of the Company, submitting to the Board requests for appointment or removal of senior management officers and exercising other rights granted to him under the Articles of Association and by the Board. The President is fully accountable to the Board for the operations of the Company.

China Life Insurance Company Limited     Annual Report 2013

Corporate Governance

SUPERVISORY COMMITTEE

Pursuant to the Company Law and the Articles of Association, the Company has established a Supervisory Committee. The Supervisory Committee performs the following duties in accordance with the Company Law, the Articles of Association and the Procedural Rules for Supervisory Committee Meetings: to examine the finances of the Company; to monitor whether the Directors, President, Vice Presidents and other senior management officers of the Company have acted in contravention of laws, regulations, the Articles of Association and resolutions of the shareholders’ general meetings when discharging their duties; to review the financial information of the Company such as financial reports, results reports and profit distribution plans to be approved by Board; to propose the convening of extraordinary shareholders’ general meetings, to propose resolutions at shareholders’ general meetings and to perform any other duties under the laws, regulations and supervisory rules of the Company’s onshore and offshore listed jurisdictions.

The Supervisory Committee is accountable to the shareholders and reports its work to the shareholders’ general meeting according to relevant laws. It is also responsible for appraising the Company’s operations, financial reports, connected transactions and internal control, etc.

Meetings of the Supervisory Committee are convened by the Chairperson of the Supervisory Committee. According to the Articles of Association, the Company formulated the “Procedural Rules for Supervisory Committee Meetings” and established protocols for Supervisory Committee meetings. Supervisory Committee meetings are categorized as regular or ad-hoc meetings in accordance with the degree of pre-planning involved. There are at least four regular meetings each year, mainly to adopt and review financial reports and annual reports, and examine the financial conditions and internal control of the Company. Ad-hoc meetings are convened when necessary.

The fourth session of the Supervisory Committee of the Company comprises Ms. Xia Zhihua, Mr. Shi Xiangming, Mr. Luo Zhongmin, Ms. Yang Cuilian and Mr. Li Xuejun, with Ms. Xia Zhihua acting as the Chairperson of the Supervisory Committee. Of the members of the Supervisory Committee, Ms. Xia Zhihua, Mr. Shi Xiangming and Mr. Luo Zhongmin are Non-employee Representative Supervisors, and Ms. Yang Cuilian and Mr. Li Xuejun are Employee Representative Supervisors.

1.	Meetings and attendance

In 2013, 5 meetings were held by the fourth session of the Supervisory Committee. Attendance records of individual Supervisors are as follows:

Name of Supervisor	Number of meetings attended	Attendance rate
Xia Zhihua	5/5	100%
Shi Xiangming	5/5	100%
Luo Zhongmin	5/5	100%
Yang Cuilian	5/5	100%
Li Xuejun	5/5	100%

China Life Insurance Company Limited     Annual Report 2013

Corporate Governance

From the end of the year 2013 up to the Latest Practicable Date, the Supervisory Committee convened 1 meeting. Attendance records of individual Supervisors are as follows:

Name of Supervisor	Number of meetings attended	Attendance rate
Xia Zhihua	1/1	100%
Shi Xiangming	1/1	100%
Luo Zhongmin	1/1	100%
Yang Cuilian	1/1	100%
Li Xuejun	1/1	100%

2.	The Supervisory Committee had no objection in respect of any matters under its supervision during the Reporting Period.

3.	Activities of the Supervisory Committee during the Reporting Period

For the work done by the Supervisory Committee during the Reporting Period, please refer to the “Report of the Supervisory Committee” in this annual report.

AUDIT COMMITTEE

The Company established its Audit Committee on 30 June 2003. In 2013, the Audit Committee comprised only Independent Directors of the Company, with Mr. Bruce Douglas Moore acting as the Chairman of the Audit Committee of the fourth session of the Board. Other members were Mr. Sun Changji and Mr. Tang Jianbang.

All members of the Audit Committee have extensive experience in financial matters. Mr. Bruce Douglas Moore is the financial expert of the Audit Committee. The principal duties of the Audit Committee are to review and supervise the preparation of the Company’s financial reports, assess the effectiveness of the Company’s internal control system, supervise the Company’s internal audit system and its implementation, and recommend the engagement or replacement of external auditors. The Audit Committee is also responsible for communications between the internal and external auditors and the establishment of the internal reporting mechanism of the Company.

1.	Meetings and attendance

In 2013, 5 meetings were held by the Audit Committee of the fourth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate
Bruce Douglas Moore	Independent Director, Chairman of the Audit Committee of the fourth session of the Board	4/5	Note 1	80%
Sun Changji	Independent Director, member of the Audit Committee of the fourth session of the Board	4/5	Note 2	80%
Tang Jianbang	Independent Director, member of the Audit Committee of the fourth session of the Board	5/5		100%

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Corporate Governance

Notes:

1.	At the eighth meeting of the Audit Committee of the fourth session of the Board held on 17 December 2013, Mr. Bruce Douglas Moore gave written authorization for Mr. Sun Changji to act as his proxy to attend and vote at the meeting;
2.	At the seventh meeting of the Audit Committee of the fourth session of the Board held on 25 October 2013, Mr. Sun Changji gave written authorization for Mr. Bruce Douglas Moore to act as his proxy to attend and vote at the meeting.

From the end of the year 2013 up to the Latest Practicable Date, the Audit Committee of the fourth session of the Board convened 1 meeting. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate
Bruce Douglas Moore	Independent Director, Chairman of the Audit Committee of the fourth session of the Board	1/1	100%
Sun Changji	Independent Director, member of the Audit Committee of the fourth session of the Board	1/1	100%
Tang Jianbang	Independent Director, member of the Audit Committee of the fourth session of the Board	1/1	100%

2.	Performance of duties by the Audit Committee

(1)	Reviewing and approving the “Proposal on the 2012 Financial Report of the Company”, the “Proposal on the Financial Report of the Company for the First Quarter of 2013”, the “Proposal on the 2013 Interim Report of the Company”, the “Proposal on the Financial Report for the Third Quarter of 2013 of the Company” and the “Proposal on the 2013 Financial Report of the Company”. The Audit Committee was of the view that the financial reports of the Company reflected the overall situation of the Company in a true, accurate and complete manner, and gave its written opinion in this regard.

(2)	Listening to the “Report on the 2012 Audit Results” from the 2012 independent auditors (PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers); determining the overall audit scope and agenda of 2013 after having consulted the 2013 independent auditors (Ernst & Young Hua Ming LLP and Ernst & Young); receiving from the independent auditors the “Report on the Scope of Annual Audit Service”, the “Report on the Audit Plan of 2013”, the “Report on the Results of Agreed-upon Procedures Performed in relation to the First Quarter of 2013”, the “Report on the 2013 Interim Review”, the “Report on the Results of Agreed-upon Procedures Performed in relation to the Third Quarter of 2013” and the “Report on the Prior Application by Ernst & Young of its New Service Projects”; and reporting to the Board the “Proposal in relation to the Appointment of Auditors of the Company for the Year 2014”.

(3)	Examining the internal audit functions of the Company; reviewing and approving proposals including the “2012 Internal Audit and the 2013 Internal Audit Key Work Plan”, the “Internal Audit Summary of the Company for the First Half of 2013, Internal Audit Work Plan for the Second Half of 2013 and 2013 Budget of Costs for Internal Audit”, and the “Proposal in relation to the Matters relating to the Management of the Regional Audit Center” in order to facilitate the communication between the Company’s internal audit department and the independent auditors.

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Corporate Governance

(4)	Monitoring the Company’s internal control function; reviewing and approving the “Proposal concerning the Report on the 2012 Internal Control Assessments of the Company” and the “Proposal concerning the Work Plan of the 2013 Internal Control Assessment of the Company” pursuant to Section 404 of the U.S. Sarbanes-Oxley Act; listening to the “Report on the Improvements of the Issues Identified by Ernst & Young in the 2013 Internal Control Audit”.

(5)	Reviewing and approving the “Proposal concerning the Compliance Report of the Company for 2012” and the “Proposal concerning the 2012 Audit Report of Connected Transactions”, and listening to the “Proposal concerning the Compliance of the Company for the First Half of 2013”, the “Proposal concerning the Execution of the Framework Agreement of Daily Connected Transactions between the Company and China Guangfa Bank Co., Ltd.” pursuant to the relevant requirements of the CIRC and the SSE; reviewing the report on the list of connected parties of the Company and submitting a report relating thereto to the Board and the Supervisory Committee.

(6)	Sending members of the Audit Committee to branch companies in Jilin Province to conduct investigation and research, conducting in-depth inspection on the business operation of the local branches, their internal control and compliance, risk management and the cooperation with the audit center, and monitoring the implementation of the Board resolutions.

NOMINATION AND REMUNERATION COMMITTEE

The Company established the Management Training and Remuneration Committee on 30 June 2003. On 16 March 2006, the Board resolved to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, with a majority of Independent Directors on the committee. The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board, its number of members and composition and drawing up plans for the appointment, succession and appraisal criteria of Directors and senior management. The committee is also responsible for formulating training and remuneration policies for the senior management of the Company.

The Nomination and Remuneration Committee of the fourth session of the Board of the Company comprised Mr. Sun Changji and Mr. Bruce Douglas Moore, both of whom are Independent Directors, and Mr. Miao Jianmin, who is a Non-executive Director, with Mr. Sun Changji acting as the Chairman.

The Nomination and Remuneration Committee, as an advisor to the Board on the nomination of Directors, shall first discuss and agree on the list of candidates to be nominated as new Directors, following which such candidates are recommended to the Board. The Board shall then determine whether such candidates’ appointments should be proposed for approval at the shareholders’ general meeting. The major criteria considered by the Nomination and Remuneration Committee and the Board are educational background, management and research experience in the insurance industry, and the candidates’ commitment to the Company. As to the nomination of Independent Directors, the Nomination and Remuneration Committee will give special consideration to the independence of the relevant candidates.

The Nomination and Remuneration Committee determines, with delegated responsibility, the remuneration packages of all Executive Directors and senior management officers. The fixed salary of the Executive Directors and other members of senior management are determined in accordance with market levels and their respective positions, and the amount of their performance-related bonuses is determined according to the results of performance appraisals. Directors’ fees and the volume of share appreciation rights to be granted are determined with reference to market levels and the actual circumstances of the Company.

China Life Insurance Company Limited     Annual Report 2013

Corporate Governance

1.	Meetings and attendance

In 2013, 3 meetings were held by the Nomination and Remuneration Committee of the fourth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate
Sun Changji	Independent Director, Chairman of the Nomination and Remuneration Committee of the fourth session of the Board	3/3		100%
Bruce Douglas Moore	Independent Director, member of the Nomination and Remuneration Committee of the fourth session of the Board	3/3		100%
Miao Jianmin	Non-executive Director, member of the Nomination and Remuneration Committee of the fourth session of the Board	1/3	Note	33%

Note:	At the first meeting of the Nomination and Remuneration Committee of the fourth session of the Board held on 26 March 2013, Mr. Miao Jianmin gave written authorization for Mr. Sun Changji to act as his proxy to attend and vote at the meeting; at the third meeting of the Nomination and Remuneration Committee of the fourth session of the Board held on 28 August 2013, Mr. Miao Jianmin gave written authorization for Mr. Sun Changji to act as his proxy to attend and vote at the meeting.

From the end of the year 2013 up to the Latest Practicable Date, the Nomination and Remuneration Committee of the fourth session of the Board convened 1 meeting. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate
Sun Changji	Independent Director, Chairman of the Nomination and Remuneration Committee of the fourth session of the Board	1/1	100%
Bruce Douglas Moore	Independent Director, member of the Nomination and Remuneration Committee of the fourth session of the Board	1/1	100%
Miao Jianmin	Non-executive Director, member of the Nomination and Remuneration Committee of the fourth session of the Board	1/1	100%

2.	Performance of duties by the Nomination and Remuneration Committee

In 2013, the Nomination and Remuneration Committee performed its relevant duties and functions strictly in accordance with the “Procedural Rules for Nomination and Remuneration Committee Meetings”. In 2013, the Nomination and Remuneration Committee convened 3 meetings, reviewed and approved the “Proposal concerning the 2012 Remuneration Management Report of the Company”, and the “Proposal in relation to the 2012 Performance Appraisal Result and the Contract of 2013 Performance Objectives of the Company’s Senior Management”; reviewed and approved the proposals in relation to the nomination of Vice Presidents, Chief Financial Officer, Board Secretary and Company Secretary.

China Life Insurance Company Limited     Annual Report 2013

Corporate Governance

In accordance with the requirements of the HKSE with respect to the diversity of board composition of listed companies as set out in the CG Code of the Listing Rules, the Nomination and Remuneration Committee studied and made amendments to the “Procedural Rules for Nomination and Remuneration Committee Meetings” and formulated the “Board Diversity Policy” to further highlight the importance of board diversity for the improvement of quality of the Company’s performance and to clearly define the measurable objectives including gender, age, cultural and educational background, skills, knowledge and experience. The Nomination and Remuneration Committee carefully reviewed the structure of the Board, its number of members and composition, fully reviewed the professional qualifications and industrial background of the Director candidates and the members of the specialized Board committees, and the independence of the Independent Directors, carefully examined and determined the remuneration packages of all Executive Directors and senior management officers, approved the terms of service contracts between the Company and each of the Executive Directors, Non-executive Directors and Independent Directors and pushed forward the signing of service contracts between the Company and all Directors, defined the rights, obligations and remunerations of Directors, and appraised the performance of Directors in the discharge of their duties.

RISK MANAGEMENT COMMITTEE

The Company established its Risk Management Committee on 30 June 2003. The Risk Management Committee is mainly responsible for formulating the Company’s system of risk control benchmarks, assisting the management in establishing and improving the Company’s internal control system, formulating the operational risk management policy of the Company, reviewing the assessment reports in relation to the Company’s operational risk and internal control, and coordinating the handling of sudden and significant risks or crises.

In 2013, the Risk Management Committee of the fourth session of the Board comprised Mr. Anthony Francis Neoh, an Independent Director, Mr. Zhang Xiangxian, a Non-executive Director, and Ms. Liu Yingqi, an Executive Director, with Mr. Anthony Francis Neoh acting as the Chairman of the committee.

1.	Meetings and attendance

In 2013, 2 meetings were held by the Risk Management Committee of the fourth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate
Anthony Francis Neoh	Independent Director, Chairman of the Risk Management Committee of the fourth session of the Board	2/2		100%
Zhang Xiangxian	Non-executive Director, member of the Risk Management Committee of the fourth session of the Board	2/2		100%
Liu Yingqi	Executive Director, member of the Risk Management Committee of the fourth session of the Board	1/2	Note	50%

Note:	At the fourth meeting of the Risk Management Committee of the fourth session of the Board held on 24 April 2013, Ms. Liu Yingqi gave written authorization for Mr. Anthony Francis Neoh to act as her proxy to attend and vote at the meeting.

China Life Insurance Company Limited     Annual Report 2013

Corporate Governance

From the end of the year 2013 up to the Latest Practicable Date, the Risk Management Committee of the fourth session of the Board convened 1 meeting. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate
Anthony Francis Neoh	Independent Director, Chairman of the Risk Management Committee of the fourth session of the Board	1/1	100%
Zhang Xiangxian	Non-executive Director, member of the Risk Management Committee of the fourth session of the Board	1/1	100%

Note:	Ms. Liu Yingqi was unable to attend the meeting due to other business commitment.

2.	Performance of duties by the Risk Management Committee

In 2013, the Risk Management Committee performed its duties and functions in strict compliance with the “Procedural Rules for Risk Management Committee Meetings”. In 2013, the Risk Management Committee convened two meetings, reviewed and approved the “Proposal concerning the 2013 Risk Preference Statement of the Company” and the “Proposal concerning the 2012 Comprehensive Risk Management Report of the Company”, and listened to the investigation and research report of the Risk Management Committee. Based on its work needs, the Risk Management Committee conducted investigation and research on the general situation of the business development and risk control management of local branches in Shaanxi Province in October 2013, and explored how to improve the work relating to business development, team building and risk prevention for local branches of the Company.

STRATEGY AND INVESTMENT DECISION COMMITTEE

The Company established the Strategy Committee on 30 June 2003. In October 2010, the proposal to establish the Strategy and Investment Decision Committee on the basis of the Strategy Committee was reviewed and approved at the ninth meeting of the third session of the Board. The Strategy and Investment Decision Committee is mainly responsible for the drawing-up of long-term development strategies and significant investment or financing plans of the Company, proposing significant special projects of capital operation and assets management, and conducting studies and making recommendations on other important matters affecting the development of the Company.

In 2013, the Strategy and Investment Decision Committee of the fourth session of the Board comprised Mr. Tang Jianbang, an Independent Director, Mr. Wan Feng, an Executive Director, Mr. Wang Sidong, a Non-executive Director, Mr. Lin Dairen, an Executive Director, and Mr. Anthony Francis Neoh, an Independent Director, with Mr. Tang Jianbang acting as the Chairman.

China Life Insurance Company Limited     Annual Report 2013

Corporate Governance

1.	Meetings and attendance

In 2013, 6 meetings were held by the Strategy and Investment Decision Committee of the fourth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate
Tang Jianbang	Independent Director, Chairman of the Strategy and Investment Decision Committee of the fourth session of the Board	6/6		100%
Wan Feng	Executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	5/6	Note [1]	83%
Wang Sidong	Non-executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	4/6	Note [2]	67%
Lin Dairen	Executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	5/6	Note [3]	83%
Anthony Francis Neoh	Independent Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	6/6	Note [4]	100%

Notes:

1.	At the sixth meeting of the Strategy and Investment Decision Committee of the fourth session of the Board held on 28 August 2013, Mr. Wan Feng gave written authorization for Mr. Tang Jianbang to act as his proxy to attend and vote at the meeting;
2.	At the fourth meeting of the Strategy and Investment Decision Committee of the fourth session of the Board held on 26 March 2013, Mr. Wang Sidong gave written authorization for Mr. Tang Jianbang to act as his proxy to attend and vote at the meeting; at the fifth meeting of the Strategy and Investment Decision Committee of the fourth session of the Board held on 29 May 2013, Mr. Wang Sidong gave written authorization for Mr. Tang Jianbang to act as his proxy to attend and vote at the meeting;
3.	At the fifth meeting of the Strategy and Investment Decision Committee of the fourth session of the Board held on 29 May 2013, Mr. Lin Dairen gave written authorization for Mr. Wan Feng to act as his proxy to attend and vote at the meeting;
4.	At the third meeting of the Strategy and Investment Decision Committee of the fourth session of the Board held on 25 February 2013, Mr. Anthony Francis Neoh attended the meeting by way of telephony.

China Life Insurance Company Limited     Annual Report 2013

Corporate Governance

From the end of the year 2013 up to the Latest Practicable Date, the Strategy and Investment Decision Committee of the fourth session of the Board convened 1 meeting. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate
Tang Jianbang	Independent Director, Chairman of the Strategy and Investment Decision Committee of the fourth session of the Board	1/1	100%
Wan Feng	Executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	1/1	100%
Wang Sidong	Non-executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	1/1	100%
Lin Dairen	Executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	1/1	100%
Anthony Francis Neoh	Independent Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	1/1	100%

2.	Performance of duties by the Strategy and Investment Decision Committee

In 2013, the Strategy and Investment Decision Committee performed its duties and functions in strict compliance with the “Procedural Rules for Strategy and Investment Decision Committee Meetings”. In 2013, the Strategy and Investment Decision Committee held six meetings and reviewed and approved annual investment proposals such as the “Proposal in relation to the Guideline of the Company for Entrustment of China Life Asset Management Company Limited for Investment (2013)”; business expansion proposals such as the “Proposal in relation to the Company’s Investment in Asset Backing Plan and its Authorization”; and significant project proposals such as the “Proposal in relation to China Life (Shanghai Jiading) Urban Development Industry Investment Fund (Phase I)”. Based on its work needs, the Strategy and Investment Decision Committee conducted investigation and research in Zhejiang Province in August 2013 to get an in-depth understanding of the progress of the significant investment projects.

INDEPENDENCE OF THE COMPANY FROM ITS CONTROLLING SHAREHOLDER

Employees: The Company is independent in the aspects of employment, human resources and remuneration management.

Assets: The Company owns all assets relating to the operation of its principal business. At present, the Company does not provide any guarantee for its shareholders. The Company’s assets are independent, complete, and independent of the shareholders of the Company and other related parties.

Finance: The Company has established a separate financial department, and an independent financial accounting system and financial management system; further, the Company makes financial decisions on its own; it employs separate financial personnel, opens separate accounts with banks and does not share bank accounts with CLIC; the Company, as a separate taxpayer, pays taxes individually according to laws.

China Life Insurance Company Limited     Annual Report 2013

Corporate Governance

Organization: The Company has established a well-developed organizational system, under which internal bodies such as the Board and the Supervisory Committee operate separately. There is no subordinate relationship between such internal bodies and the functional departments of the Company’s controlling shareholder.

Business operations: The Company independently develops its business, including its life insurance, accident and injury insurance and health insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by the government and regulatory authorities, as well as its agency business, consulting business and other services in relation to personal insurance. The Company currently possesses the “Insurance Company Legal Person Permit” (Number: 000005) issued by the CIRC. The Company is independently engaged in the businesses as prescribed in its business scope according to law, has separate sales and agency channels and is licensed to use licensed trademarks without consideration. The completeness and independence of the Company’s business operations will not be adversely affected by its relationship with related parties.

PERFORMANCE APPRAISAL AND INCENTIVES FOR SENIOR MANAGEMENT

The Company implements a term-of-service and target-related responsibility system for senior management. At the beginning of each year, a performance target contract will be entered into between the Chairman and the President, the President and the Vice Presidents, and the President’s Office and the senior management of branches of the Company. The performance target contract system is an important tool in disassembling the strategic goals of the Company in a scientific manner, which is conducive towards the breakdown of targets and transmission of responsibility, enhancing the implementation capacity of the Company and ensuring the successful completion of its annual business targets. The performance appraisal criteria listed in the individual performance target contracts of senior management are partially linked to the business targets of the Company and partially formulated with reference to the duties and functions of their respective positions.

The remuneration for senior management comprises basic salary, performance compensation, welfare benefits and medium and long term incentives.

SHAREHOLDERS’ INTERESTS

To safeguard shareholders’ interests, in addition to the right to participate in the Company’s affairs by attending shareholders’ general meetings, shareholders have the right to convene extraordinary shareholders’ general meetings under certain circumstances.

If the number of Directors is less than the number stipulated in the Company Law or two-thirds of the number specified by the Articles of Association, or the uncovered losses incurred amount to one-third of the Company’s total share capital, or if the Board or the Supervisory Committee deems necessary, or more than half of the Directors (including at least two Independent Directors) requests, or shareholders holding 10% or more shares of the Company make a requisition, the Board shall convene an extraordinary shareholders’ general meeting within two months. Where shareholders holding 10% or more shares request an extraordinary shareholders’ general meeting, such shareholders shall make a request in writing to the Board with a clear agenda. The Board shall, upon receipt of such a written request, convene a meeting as soon as possible. If the Board fails to convene a meeting within 30 days of the receipt of such a written request, shareholders making such a request may convene a meeting by themselves at the cost of the Company within four months of the receipt by the Board of such a written request.

China Life Insurance Company Limited     Annual Report 2013

Corporate Governance

In accordance with the Articles of Association, when the Company convenes the shareholders’ general meeting, shareholders individually or in aggregate holding 3% or more of the shares of the Company shall have the right to submit proposals to the Company. The Company should include such matters that fall into the scope of the functions and powers of the shareholders’ general meeting in the agenda of the meeting. Shareholders individually or in aggregate holding 3% or more of the shares of the Company may submit provisional proposals in writing to the convenor sixteen days prior to the shareholders’ general meeting. The provisional proposals shall fall into the scope of the functions and powers of the shareholders’ general meeting and specify explicit topics and specific resolution matters.

Shareholders may put forward enquiries to the Board through the Company Secretary or the Board Secretary, or put forward proposals at shareholders’ general meetings through their proxies. The Company has made available its contact details in its correspondence with shareholders to enable such enquiries or proposals to be properly directed.

INFORMATION DISCLOSURE AND INVESTOR RELATIONS

The Company has established a well-developed and practical information disclosure system in strict compliance with the laws and regulatory rules of its listed jurisdictions and continued to improve the quality of its information disclosure so as to ensure that domestic and overseas investors obtain true, accurate and complete information. The Company has proactively developed investor relations and strengthened its contact and communication with domestic and overseas investors through innovative work models, which enabled domestic and overseas investors to understand the business operations of the Company in a timely manner.

In 2013, the Company has continued to strengthen the construction of its information disclosure system and implement the regulatory requirements relating to information disclosure in a practical manner: in accordance with the regulatory requirements of the CSRC and the Beijing Securities Regulatory Bureau with respect to the system of registration and administration of persons of the Company who have knowledge of inside information, the Company strictly and consistently implemented the “Measures for the Administration of Persons Who Have Knowledge of Inside Information” to ensure the standardization of its workflow for the management of inside information. The Company strictly implemented the registration and filing procedures of persons who have knowledge of inside information and conducted a self-examination over the implementation of the “Measures for the Administration of Persons Who Have Knowledge of Inside Information” in 2013, thereby further improving its information disclosure system.

In 2013, the Company has continued to promote the innovation of its periodic reports. The Company fully considered the needs of its shareholders and investors on information, actively studied and improved the method of disclosure of key information, and extended the scope and depth of information disclosure so as to enable the shareholders and investors to have a deeper understanding of the development strategies and business operations of the Company, thus further enhancing the quality of information disclosure of periodic reports. The Company disclosed important announcements in relation to its financial results with initiative and prudence, which ensured the shareholders and investors to obtain timely and accurate information. The Company regularly organized training courses relating to information disclosure, carried out timely study and promotion of new regulatory rules of its listed jurisdictions, explained the key points and difficulties of information disclosure, strengthened its internal information exchange, continuously improved its workflow for information disclosure and improved the quality of its information disclosure. The carrying out of such substantial and effective information disclosure measures has laid down a sound foundation for the continuous improvement of information disclosure of the Company in future.

China Life Insurance Company Limited     Annual Report 2013

Corporate Governance

In 2013, the Company has continuously improved and strengthened investor relations, which mainly includes holding the Annual General Meeting, holding results release conferences, embarking on global non-deal roadshows, meeting and holding conference calls with investors and analysts, attending investors’ meetings, organizing open days for the Company, updating information on its investor relations website in a timely manner, delivering investor newsletters, establishing an investor relations hotline and an exclusive electronic mailbox to ensure timely replies to any enquiries made by investors and investment analysts.

In 2013, the Company communicated with more than 2,400 investors and analysts through different channels, including the reception at the Company of 132 groups of investors and analysts consisting of over 800 individuals in total, communicating with more than 1,000 investors by participating in 22 investors’ meetings held locally or overseas, and meeting and visiting more than 210 investors in roadshows. In addition, the Company kept in close contact with investors’ groups by phone and email, communicated through more than 1,500 emails with investors’ groups, and answered and replied more than 1,000 calls and emails.

In 2013, the Company ranked top 10 of the “Most Popular Website of Listed Companies Among Investors”, and was awarded the “Best Website of Listed Companies for Information Disclosure” and the “Best Commercial Platform Website of Listed Companies” in the “Fifth Session of the Election of the Outstanding Website of Listed Companies in China” held by the Securities Times. Ms. Liu Yingqi, the former Board Secretary of the Company, was awarded the “100 Best Board Secretary of Companies Listed on the Main Board of China in 2012” in the “Election of Most Valuable Listed Companies in China in 2012” held by the Securities Times in 2013. Mr. Zheng Yong, the Board Secretary, was awarded the title of “Golden Board Secretary of Listed Companies of 2013” in the “11th China’s Financial Annual Champion Awards of 2013” jointly organized by Hexun.com and China Securities Market Research and Design Center.

CHANGES OF THE ARTICLES OF ASSOCIATION

With the approval at the First Extraordinary General Meeting 2013 held on 19 February 2013, the Company made a number of amendments to its Articles of Association, including amending its business scope described in the Articles of Association, adjusting the establishment and composition of the specialized Board committees, and defining its profit distribution policy, in particular the details of its cash dividends distribution policy, in accordance with the “Notice on Issues Concerning Further Implementation of Cash Dividends Distribution of Listed Companies” issued by the CSRC and the “Notice on Issues Concerning Further Improvement of Cash Dividends Distribution of Listed Companies” issued by the Beijing Securities Regulatory Bureau. These amendments have been approved by the CIRC. For details of such amendments, please refer to the Notice of the First Extraordinary General Meeting 2013 of the Company and relevant meeting documents dated 24 December 2012.

With the approval at the 2012 Annual General Meeting held on 5 June 2013, the Company included new provisions regarding the forfeiture of unclaimed dividends into the Articles of Association. These amendments have been approved by the CIRC. For details of such amendments, please refer to the Notice of 2012 Annual General Meeting of the Company and relevant meeting documents dated 18 April 2013 issued by the Company.

China Life Insurance Company Limited     Annual Report 2013

Internal Control

I.	ESTABLISHMENT OF AN INTERNAL CONTROL SYSTEM

The Company has always devoted significant effort towards the promotion of internal control and the establishment of internal control related systems. In accordance with the requirements of the “Standard Regulations on Corporate Internal Control”, the “Implementation Guidelines for Corporate Internal Control”, the “Guidance on Internal Control for Companies Listed on the Shanghai Stock Exchange”, the “Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited”, and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC, the Company has carried out a lot of work on its internal control system establishment, rules implementation and risk management by strictly following its corporate governance structure. The Company also formulated and issued the “Internal Control Implementation Manual of China Life Insurance Company Limited (2013 Edition)” to strengthen the implementation of internal control standards and internal control assessments, and actively promote the culture and philosophy of internal control, thereby continuously enhancing the internal control of the Company.

Pursuant to the requirements of the “Notice on the Proper Preparation of 2013 Annual Reports of Listed Companies” promulgated by the SSE, the Company shall release an Internal Control Self-assessment Report simultaneously with the publication of its 2013 annual report. The Company, as an overseas private issuer, was required to provide a specific assessment report on its internal control system relating to financial reporting for the year ended 31 December 2013 in its Form 20-F (U.S. Annual Report) submitted to the U.S. Securities and Exchange Commission (the “SEC”) in accordance with Section 404 of the U.S. Sarbanes-Oxley Act. In accordance with the requirements of laws and regulations relating to internal control at the Company’s listed jurisdictions, the Company has completed internal control self-assessments in relation to the requirements of Section 404 of the U.S. Sarbanes-Oxley Act and the SSE for the period ended 31 December 2013, and confirmed that its internal controls were effective. The Company had also received from its independent auditors an unqualified opinion on the effectiveness of its internal control in relation to financial reporting as at 31 December 2013. The Company’s assessment report and the report of its independent auditors will be included as an attachment to its annual report submitted to the SSE and its Form 20-F submitted to the SEC.

It is the responsibility of the Board of the Company to establish and effectively implement well-established internal control systems, assess their effectiveness and disclose the report on the internal control assessment. The Board and the Audit Committee are responsible for leading the implementation of internal control measures of the Company, and the Supervisory Committee supervises the internal control assessments made by the Board. The Company has established Internal Control and Risk Management Departments and Internal Control and Compliance Departments in its headquarters and branches. The Company also conducts tests on the management level, assesses the effectiveness of the established and implemented internal control systems in accordance with the requirements of the PRC regulations and Section 404 of the U.S. Sarbanes-Oxley Act, and reports to the Board, the Audit Committee and the management. In 2013, the Company further improved its internal control self-assessment systems, with its functional departments conducting the internal control self-assessment by way of walk-through test in the first year, thus strengthening its risk-oriented assessment strategy through target- specific assessments and substantive tests. The Company also further enhanced its independence of internal control assessment through the increased participation of the Audit Department and cross-examination among its local branches.

China Life Insurance Company Limited     Annual Report 2013

Internal Control

In compliance with regulatory requirements and having considered the characteristics of its business and management requirements, the Company established and implemented a series of internal control measures and procedures with respect to currency and funds, insurance operations, foreign investments, physical assets, information technology, financial reporting and information disclosure to ensure the safety and integrity of its assets, complied with relevant PRC laws and regulations and the internal rules and regulations of the Company, and improved the quality of accounting data.

A relatively well-developed internal control system has been established in terms of team-building, sales and operations, and system management for the sales channels of products such as individual insurance, group insurance, bancassurance, health insurance, rural insurance and e-commerce. This internal control system regulates the relevant administrative rights and operational workflows, and effectively adopts the measures used to guard against and manage risks relating to the operation of exclusive agents. The Company has issued clear regulations for the workflows and administrative rights relating to the verification of insurance policies, insurance claims, and the safe custody of documents. The Company has also defined business operation standards and service quality standards, developed systems of business, document and file management, and further regulated the management of business approval authority to strengthen its control over business risk and improve the quality of its services.

The Company has formulated and issued the “Accounting System of China Life Insurance Company Limited” and the “Accounting Practices of China Life Insurance Company Limited” in accordance with the relevant laws and regulations, such as the “Accounting Law of the People’s Republic of China” and the “Enterprise Accounting Standards”. The accounting units of the Company at all levels have implemented them in strict compliance with the requirements of accounting system and various basic systems to regulate any works relating to financial accounting and the preparation of financial reports. The accounting units of the Company at all levels have assigned positions in a reasonable manner, clearly defined the responsibilities and duties of such positions and their scope of authority on management, and strictly prohibited employees from serving incompatible positions concurrently, thus exercising the control over financial risks in an efficient manner.

The Company has formulated the “Provisional Measures on Accountability System for Major Errors in Periodic Report Disclosures of China Life Insurance Company Limited”, which was reviewed and approved at the twelfth ad hoc meeting of the third session of the Board held on 15 March 2011. These Provisional Measures have made provisions with regard to the basic responsibilities of periodic report disclosures, the major errors in periodic report disclosures and the responsibility attribution. As of 31 December 2013, there has been no major error in periodic report disclosures of the Company.

The Company established transparent and standardized investment decision-making procedures and procedural rules to ensure the safe use of insurance funds. The Company has set up an Investment Decisions Committee with its own procedural rules. Any investment plans of the Company are implemented only after receiving approval from the Investment Decisions Committee. This ensures that all investment decisions are in compliance with the requirements of PRC laws, regulations and administrative rules, and also take into consideration the balance between assets and liabilities of the Company.

The Company has established a comprehensive information technology system and formed a closed-loop mechanism focusing on centralized review and publication, periodic inspection and continuous improvement. Further, the Company has promoted the construction of an information safety system, and formulated and implemented a series of effective internal control measures in the course of system development and testing and day-to-day operation and management, thereby strengthening the information safety control and improving the information safety management of the Company.

China Life Insurance Company Limited     Annual Report 2013

Internal Control

The Sales Supervision Department, Internal Control and Risk Management Department, Audit Department, and Supervision Department of the Company are responsible for overseeing the implementation of its internal control. The Sales Supervision Department builds up the corporate integrity culture in the sales force, makes use of information system tools such as risk early-warning, risk monitoring and credit evaluation to monitor and inspect sales risks, conducts special inspections on major sales risks such as misleading sales, and pursues accountability of the sales representatives who violate the laws and regulations. The Internal Control and Risk Management Department identifies issues in the areas of system design, control implementation and risk management in a timely manner through the adoption of various measures such as walk-through test, control test and risk analysis. It also eliminates loopholes, guards against risks and reduces losses by taking various measures for the purposes of improving systems, enhancing legal compliance and pursuing responsible parties. The Audit Department adheres to the risk-oriented principle, conducts various kinds of audits including budget management audit, fixed assets management audit, connected transaction audit, internal control defect improvement audit, subsequent audit, and other compliance audit, and fully exerts its functions of internal audit supervision and service. It actively explores the new measures of audit supervision, and conducts off-site monitoring of certain businesses of high risk, so as to continuously improve the efficiency, performance and service of internal audit. The Company has formulated regulations with respect to the reporting, investigation, handling of and responsibility attribution for cases involving any breach of laws, discipline and regulations by employees, such being implemented by the Supervision Department. This ensures that cases involving any breach of laws, discipline and regulations by employees are dealt with in a timely manner, and the persons involved will be attributed proper responsibility.

II.	RISK MANAGEMENT

The Company established a 5-tier organizational structure with the ultimate responsibility held by the Board, under the direct leadership of the management, having reliance on the risk management departments and with the close cooperation among the relevant functional departments. The first tier is the corporate governance level, including the Board, the Supervisory Committee and the Risk Management Committee and the Audit Committee under the Board. The second tier is the headquarter level. The President’s Office of the Company has set up the Internal Control and Risk Management Committee, under which several functional departments, such as the Internal Control and Risk Management Department, the Sales Supervision Department, the Legal and Compliance Department, the Supervision Department, the Audit Department, the Finance Department and the Business Administration Department, are established. The third tier is the provincial branches level. The General Manager’s Office of the Company has set up the Internal Control and Risk Management Committee, under which several functional departments, such as Internal Control and Compliance Department, Sales Supervision Department, Supervision Department, Finance Department and Business Administration Department, are established. The fourth tier is the local or city branches level, including Supervision (Legal and Compliance) Departments and related functional departments; the fifth tier is the county sub-branches level, which determines the persons responsible for internal control and risk management. By establishing the organizational structure of risk control, the Company has gradually established a criss-cross network of risk control system, with the risk management departments at all levels as leading bodies, the relevant functional departments as main bodies, the vertical decision-making control system and horizontal interactive collaboration mechanism as supporting systems and the comprehensive risk management as focus, thus laying a strong foundation for the Company to achieve a comprehensive risk management system with full coverage, all-employee participation and effective workflows.

China Life Insurance Company Limited     Annual Report 2013

Internal Control

In 2013, the Company continued to implement the “Guidelines for the Implementation of Comprehensive Risk Management of Personal Insurance Companies” issued by the CIRC so as to further promote the establishment of a comprehensive risk management system for the Company. The Company took initiatives to organize and implement the system of risk preference in the industry in order to change its risk supervision and control from ex post reporting to concurrent monitoring. The Company commenced the establishment of its risk management information system to enhance the collection and sharing of risk information data. The Company also continued to strengthen its efforts in risk early-warning and risk classification management, and intensify its control over key risks, thus forming a standardized and systematic early-warning system.

For an analysis and management of the major risk factors of the Company, please refer to Note 4 in the Notes to the Consolidated Financial Statements of this annual report.

III.	ACCOUNTABILITY SYSTEM FOR MAJOR ERRORS IN ANNUAL REPORTS AND ITS IMPLEMENTATION

The Company formulated the “Provisional Measures on Accountability System for Major Errors in Periodic Report Disclosures of China Life Insurance Company Limited”, which were adopted throughout the Company after being examined and approved by the Board in March 2011, and organized the related internal departments and personnel to study and implement it. In 2013, there were no incidents of major error in the annual report of the Company.

China Life Insurance Company Limited     Annual Report 2013

Honors and Awards

“Forbes”	Forbes Global 2000 for 2013, ranking No.106

“FORTUNE China”	Top 500 Chinese Enterprises 2013, ranking No.11

Hexun.com and China Securities Market Research and Design Center – the “11th China’s Financial Annual Champion Awards of 2013”	2013 Most Reliable Life Insurance Company

Finet.hk and Tencent.com 2013 – “Top 100 Hong Kong Listed Companies”	2013 Top 100 Hong Kong Listed Companies, Top 10 Companies Ranked by Market Capitalization

Millward Brown	“2013 BrandZ Top 100 Most Valuable Global Brands”, ranking No. 57

“2014 BrandZ Top 100 Most Valuable China Brands”, ranking No. 10

“21st Century Business Herald”	“2013 The Best Life Insurance Company in Asia”

21st Century Asia Finance Annual Conference (the 8th Session)

Client Relation Management Committee of China Federation of IT Promotion “2012 – 2013 China Best Call Center Award”	95519 Call Center of China Life was awarded the “2012-2013 China Best Call Center Award”. 95519 Call Center of China Life has obtained this Award for 10 consecutive years

China Life Insurance Company Limited     Annual Report 2013

Independent Auditors’ Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Life Insurance Company Limited (the “Company”) and its subsidiaries (together, the “Group”) set out on pages 93 to 211, which comprise the consolidated and company statements of financial position as at 31 December 2013, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2013, and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young

Certified Public Accountants

Hong Kong

25 March 2014

China Life Insurance Company Limited     Annual Report 2013

Consolidated Statement of Financial Position

As at 31 December 2013

	Notes	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
ASSETS
Property, plant and equipment	6	23,393	22,335
Investment properties	7	1,329	—
Investments in associates	8	34,775	28,991
Held-to-maturity securities	9.1	503,075	452,389
Loans	9.2	118,626	80,419
Term deposits	9.3	664,174	641,080
Statutory deposits – restricted	9.4	6,153	6,153
Available-for-sale securities	9.5	491,527	506,416
Securities at fair value through profit or loss	9.6	34,172	34,035
Securities purchased under agreements to resell	9.7	8,295	894
Accrued investment income	9.8	34,717	28,926
Premiums receivable	11	9,876	8,738
Reinsurance assets	12	1,069	948
Other assets	13	20,430	18,140
Cash and cash equivalents		21,330	69,452

Total assets		1,972,941	1,898,916

The notes on pages 102 to 211 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited     Annual Report 2013

Consolidated Statement of Financial Position

As at 31 December 2013

	Notes	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	14	1,494,497	1,384,537
Investment contracts	15	65,087	66,639
Policyholder dividends payable		49,536	44,240
Bonds payable	16	67,985	67,981
Securities sold under agreements to repurchase	17	20,426	68,499
Annuity and other insurance balances payable		23,179	16,890
Premiums received in advance		6,305	2,576
Other liabilities	18	18,233	16,435
Deferred tax liabilities	27	4,919	7,834
Current income tax liabilities		5	22
Statutory insurance fund	19	184	162

Total liabilities		1,750,356	1,675,815

Equity
Share capital	33	28,265	28,265
Reserves	34	96,913	112,428
Retained earnings		95,153	80,392

Attributable to equity holders of the Company		220,331	221,085

Non-controlling interests		2,254	2,016

Total equity		222,585	223,101

Total liabilities and equity		1,972,941	1,898,916

Approved and authorized for issue by the Board of Directors on 25 March 2014.

Yang Mingsheng	Wan Feng
Director	Director

The notes on pages 102 to 211 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited     Annual Report 2013

Statement of Financial Position

As at 31 December 2013

		As at 31	As at 31
		December	December
		2013	2012
	Notes	RMB million	RMB million
ASSETS
Property, plant and equipment	6	22,818	21,785
Investment properties	7	1,394	—
Investments in subsidiaries	37	4,165	3,865
Investments in associates	8	23,976	21,389
Held-to-maturity securities	9.1	502,517	451,838
Loans	9.2	118,286	80,229
Term deposits	9.3	662,402	639,780
Statutory deposits – restricted	9.4	5,653	5,653
Available-for-sale securities	9.5	489,642	504,341
Securities at fair value through profit or loss	9.6	34,005	33,987
Securities purchased under agreements to resell	9.7	8,266	844
Accrued investment income	9.8	34,624	28,837
Premiums receivable	11	9,876	8,738
Reinsurance assets	12	1,069	948
Other assets	13	19,849	17,913
Cash and cash equivalents		20,395	68,655

Total assets		1,958,937	1,888,802

The notes on pages 102 to 211 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited     Annual Report 2013

Statement of Financial Position

As at 31 December 2013

		As at 31	As at 31
		December	December
		2013	2012
	Notes	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	14	1,494,497	1,384,537
Investment contracts	15	65,087	66,639
Policyholder dividends payable		49,536	44,240
Bonds payable	16	67,985	67,981
Securities sold under agreements to repurchase	17	20,058	68,499
Annuity and other insurance balances payable		23,179	16,890
Premiums received in advance		6,305	2,576
Other liabilities	18	17,690	15,959
Deferred tax liabilities	27	4,683	7,922
Statutory insurance fund	19	184	162

Total liabilities		1,749,204	1,675,405

Equity
Share capital	33	28,265	28,265
Reserves	34	97,205	112,348
Retained earnings		84,263	72,784

Total equity		209,733	213,397

Total liabilities and equity		1,958,937	1,888,802

Approved and authorized for issue by the Board of Directors on 25 March 2014.

Yang Mingsheng	Wan Feng
Director	Director

The notes on pages 102 to 211 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited     Annual Report 2013

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2013

		2013	2012
	Notes	RMB million	RMB million
REVENUES
Gross written premiums		326,290	322,742
Less: premiums ceded to reinsurers		(556)	(384)

Net written premiums		325,734	322,358
Net change in unearned premium reserves		(921)	(232)

Net premiums earned		324,813	322,126

Investment income	20	82,816	73,243
Net realised gains and impairment on financial assets	21	5,793	(26,876)
Net fair value gains/(losses) through profit or loss	22	137	(313)
Other income		4,324	3,305

Total revenues		417,883	371,485

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	23	(193,671)	(107,674)
Accident and health claims and claim adjustment expenses	23	(11,263)	(7,898)
Increase in insurance contracts liabilities	23	(107,354)	(184,990)
Investment contract benefits	24	(1,818)	(2,032)
Policyholder dividends resulting from participation in profits		(18,423)	(3,435)
Underwriting and policy acquisition costs		(25,690)	(27,754)
Finance costs	25	(4,032)	(2,575)
Administrative expenses		(24,805)	(23,283)
Other expenses		(3,864)	(3,304)
Statutory insurance fund contribution	19	(637)	(609)

Total benefits, claims and expenses		(391,557)	(363,554)

Share of profit of associates	8	3,125	3,037

Profit before income tax	26	29,451	10,968
Income tax	27	(4,443)	304

Net profit		25,008	11,272

Attributable to:
– Equity holders of the Company		24,765	11,061
– Non-controlling interests		243	211

Basic and diluted earnings per share	29	RMB0.88	RMB0.39

The notes on pages 102 to 211 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited     Annual Report 2013

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2013

		2013	2012
	Note	RMB million	RMB million
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		(25,135)	8,864
Amount transferred to net profit from other comprehensive income		(5,793)	26,876
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		2,635	(2,635)
Share of other comprehensive income of associates under the equity method		(332)	167
Income tax relating to components of other comprehensive income	27	7,050	(8,265)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(21,575)	25,007

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	—

Other comprehensive income for the year, net of tax		(21,575)	25,007

Total comprehensive income for the year, net of tax		3,433	36,279

Attributable to:
– Equity holders of the Company		3,203	36,056
– Non-controlling interests		230	223

The notes on pages 102 to 211 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2013

Consolidated Statement of Changes in Equity

For the year ended 31 December 2013

	Attributable to equity holders of the Company			Non-controlling interests	Total
	Share capital	Reserves	Retained
	RMB million	RMB million	earnings
	(Note 33)	(Note 34)	RMB million	RMB million	RMB million
As at 1 January 2012	28,265	83,371	79,894	1,858	193,388
Net profit	—	—	11,061	211	11,272
Other comprehensive income	—	24,995	—	12	25,007

Total comprehensive income	—	24,995	11,061	223	36,279

Transactions with owners
Appropriation to reserves (Note 34)	—	4,062	(4,062)	—	—
Dividends paid	—	—	(6,501)	—	(6,501)
Dividends to non-controlling interests	—	—	—	(65)	(65)

Total transactions with owners	—	4,062	(10,563)	(65)	(6,566)

As at 31 December 2012	28,265	112,428	80,392	2,016	223,101

As at 1 January 2013	28,265	112,428	80,392	2,016	223,101
Net profit	—	—	24,765	243	25,008
Other comprehensive income	—	(21,562)	—	(13)	(21,575)

Total comprehensive income	—	(21,562)	24,765	230	3,433

Transactions with owners
Capital paid in	—	—	—	88	88
Appropriation to reserves (Note 34)	—	6,047	(6,047)	—	—
Dividends paid (Note 31)	—	—	(3,957)	—	(3,957)
Dividends to non-controlling interests	—	—	—	(80)	(80)

Total transactions with owners	—	6,047	(10,004)	8	(3,949)

As at 31 December 2013	28,265	96,913	95,153	2,254	222,585

The notes on pages 102 to 211 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2013

Consolidated Statement of Cash Flows

For the year ended 31 December 2013

	2013 RMB million	2012 RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	29,451	10,968
Adjustments for:
Investment income	(82,816)	(73,243)
Net realised and unrealised gains and impairment on financial assets	(5,930)	27,189
Amount of investment cost below the fair value for identifiable net assets of an associate	(683)	—
Insurance contracts	109,843	185,106
Depreciation and amortisation	2,026	1,949
Foreign exchange losses	437	49
Share of profit of associates	(3,125)	(3,037)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(449)	(10,152)
Receivables and payables	23,300	(4,434)
Income tax paid	(5,343)	(3,675)
Interest received – securities at fair value through profit or loss	1,002	833
Dividends received – securities at fair value through profit or loss	579	629

Net cash inflow from operating activities	68,292	132,182

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt securities	20,623	51,281
Maturities of debt securities	15,244	5,277
Disposals of equity securities	231,864	105,519
Property, plant and equipment	159	218
Purchases:
Debt securities	(122,952)	(228,296)
Equity securities	(223,449)	(70,557)
Property, plant and equipment	(3,724)	(5,293)
Additional capital contribution to associates	(2,386)	(1,339)
Increase in term deposits, net	(23,456)	(120,287)
Increase/(decrease) in securities purchased under agreements to resell, net	(7,401)	1,476
Interest received	72,667	61,410
Dividends received	2,861	4,768
Increase in policy loans, net	(20,283)	(7,572)
Others	—	(409)

Net cash outflow from investing activities	(60,233)	(203,804)

The notes on pages 102 to 211 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2013

Consolidated Statement of Cash Flows

For the year ended 31 December 2013

	2013 RMB million	2012 RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	(48,073)	55,499
Interest paid	(4,083)	(1,832)
Dividends paid to equity holders of the Company	(3,957)	(6,501)
Dividends paid to non-controlling interests	(80)	(65)
Proceeds from issuance of subordinated debts	—	37,988
Capital injected into a subsidiary by non-controlling interests	88	—

Net cash inflow/(outflow) from financing activities	(56,105)	85,089

Foreign exchange losses on cash and cash equivalents	(76)	—
Net increase/(decrease) in cash and cash equivalents	(48,122)	13,467

Cash and cash equivalents
Beginning of the year	69,452	55,985

End of the year	21,330	69,452

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	20,036	69,448
Short-term bank deposits	1,294	4

The notes on pages 102 to 211 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is: 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 25 March 2014.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The Group prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), its amendments and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the requirements of the Hong Kong Companies Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the financial year beginning 1 January 2013

The following standards and amendments are mandatory for the first time for the financial year beginning 1 January 2013:

Effective for annual period
Standards/Amendments	Content	beginning on or after
IAS 1 Amendment	Presentation of Items of Other Comprehensive Income	1 July 2012
IAS 1 Amendment (i)	Clarification of the requirement for comparative information	1 January 2013
IAS 19 (Revised)	Employee Benefits	1 January 2013
IAS 27 (Revised)	Separate Financial Statements	1 January 2013
IAS 28 (Revised)	Investments in Associates and Joint Ventures	1 January 2013
IAS 32 Amendment (i)	Financial instruments: Presentation – Tax effects of distributions to holders of equity instruments	1 January 2013
IFRS 7 Amendment	Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities	1 January 2013
IFRS 10	Consolidated Financial Statements	1 January 2013
IFRS 11	Joint Arrangements	1 January 2013
IFRS 12	Disclosure of Interests in Other Entities	1 January 2013
IFRS 13	Fair Value Measurement	1 January 2013

(i)	These two amendments belong to Annual Improvement 2011.

IAS 1 Amendment – Presentation of Items of Other Comprehensive Income

The amendment to IAS 1 introduces a grouping of items presented in other comprehensive income (“OCI”). Items that will be reclassified (or recycled) to profit or loss at a future point in time (e.g., net loss or gain on available-for-sale securities) have to be presented separately from items that will not be reclassified (e.g., actuarial gains and losses on defined benefit plans). The amendment affects presentation only and has no impact on the Group’s financial position or performance.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the financial year beginning 1 January 2013 (continued)

IAS 1 Amendment – Clarification of the requirement for comparative information

The amendment to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional voluntarily comparative information does not need to be presented in a complete set of financial statements.

An opening statement of financial position (known as the “third statement of financial position”) must be presented when an entity applies an accounting policy retrospectively, makes retrospective restatements, or reclassifies items in its financial statements, provided any of those changes has a material effect on the statement of financial position at the beginning of the preceding period. The amendment clarifies that a third statement of financial position does not have to be accompanied by comparative information in the related notes. The amendment affects presentation only and has no impact on the Group’s financial position or performance.

IAS 19 (Revised) – Employee Benefits

IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in OCI and permanently excluded from profit or loss; expected returns on plan assets that are no longer recognised in profit or loss, instead, there is a requirement to recognise interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation, and; unvested past service costs are now recognised in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognised. Other amendments include new disclosures, such as, quantitative sensitivity disclosures. As the Group has no defined benefit plan, the amendments have no impact on the Group’s consolidated financial statements.

IAS 32 Amendment – Financial instruments: Presentation – Tax effects of distributions to holders of equity instruments

The amendment to IAS 32 clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders. The amendment has no impact on the Group’s consolidated financial statements.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the financial year beginning 1 January 2013 (continued)

IFRS 7 Amendment – Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities

The amendment requires an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognised financial instruments that are set off in accordance with IAS 32. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set off in accordance with IAS 32. This amendment has no material impact on the Group’s consolidated financial statements.

IFRS 10 Consolidated Financial Statements and IAS 27 (Revised) – Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 has no material impact on the consolidation of investments held by the Group.

IFRS 11 Joint Arrangements and IAS 28 (Revised) – Investments in Associates and Joint Ventures

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. IFRS 11 has no material impact on the Group’s consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities previously included in IAS 27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures. It also introduces a number of new disclosure requirements for these entities. The Group provides these disclosures in Notes 8, 9 and 37.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the financial year beginning 1 January 2013 (continued)

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS. IFRS 13 defines fair value as an exit price. As a result of the guidance in IFRS 13, the Group re-assessed its policies for measuring fair values, in particular, its valuation inputs such as non- performance risk for fair value measurement of liabilities. IFRS 13 also requires additional disclosures. Application of IFRS 13 has had no material impact on the fair value measurements of the Group. The Group provides these disclosures in Notes 4.3, 7 and 10.

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning 1 January 2013

The Group has not applied the following key new standards and amendments, which have been issued but not yet effective, in these financial statements:

Effective for annual period
Standards/Amendments	Content	beginning on or after
IAS 32 Amendment	Financial instruments: Presentation – Offsetting Financial Assets and Financial Liabilities	1 January 2014
IAS 36 Amendment	Recoverable Amount Disclosures for Non-Financial Assets	1 January 2014
IAS 39 Amendment	Novation of Derivatives and Continuing of Hedge Accounting	1 January 2014
IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments	Investment Entities	1 January 2014
IFRS 9, IFRS 9 Amendment and IFRS 7 Amendment	Financial Instruments and Financial Instruments: Disclosures	Not determined

IAS 32 Amendment – Financial instruments: Presentation – Offsetting Financial Assets and Financial Liabilities

The amendment to IAS 32 clarifies the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. The amendment is effective for annual periods beginning on or after 1 January 2014. The amendment is not expected to have material impact on the Group’s consolidated financial statements.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning 1 January 2013 (continued)

IAS 36 Amendment – Recoverable Amount Disclosures for Non-Financial Assets

The amendment to IAS 36 removes the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, the amendment requires disclosure of the recoverable amounts for the assets or each cash-generating unit for which impairment loss has been recognised or reversed during the period, and expands the disclosure requirements regarding the fair value measurement for these assets or units if their recoverable amounts are based on fair value less costs of disposal. The Group will provide the required disclosures once an impairment loss for non-financial assets exists.

IAS 39 Amendment – Novation of Derivatives and Continuing of Hedge Accounting

The amendment to IAS 39 provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The amendment is effective for annual periods beginning on or after 1 January 2014. The Group has not adopted hedge accounting during the current period. The amendment is not expected to be relevant to the Group.

IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments – Investment Entities

These amendments are effective for annual periods beginning on or after 1 January 2014, and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. It is not expected that these amendments would be relevant to the Group, since the Group would not qualify to be an investment entity under IFRS 10.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning 1 January 2013 (continued)

IFRS 9, IFRS 9 Amendment and IFRS 7 Amendment – Financial Instruments and Financial Instruments: Disclosures

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after 1 January 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to 1 January 2015.

On 19 November 2013, the IASB announced the completion of a package of amendments to the accounting requirements for financial instruments. The amendments:

•	bring into effect a substantial overhaul of hedge accounting that will allow entities to better reflect their risk management activities in the financial statements. As a result of these changes, users of the financial statements will be provided with better information about risk management and about the effect of hedge accounting on the financial statements;

•	allow the changes to address the so-called “own credit” issue that were already included in IFRS 9 Financial Instruments to be applied in isolation without the need to change any other accounting for financial instruments; and

•	remove the 1 January 2015 mandatory effective date of IFRS 9, to provide sufficient time for preparers of financial statements to make the transition to the new requirements.

The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets and financial liabilities. Together with the amendment to IFRS 9, the amendment to IFRS 7 also requires additional disclosures on transition from IAS 39 to IFRS 9. The Group will analyse the effect in conjunction with the other phases, when the final standard including all phases is issued.

Apart from the above, Annual Improvement 2012 and Annual Improvement 2013 issued in December 2013 set out amendments to other standards. These annual improvements were established to make non- urgent but necessary amendments to IFRSs. No material changes to the accounting policies of the Group are expected as a result of these annual improvements.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2013. Subsidiaries are those entities which are controlled by the Group. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•	power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

•	exposure, or rights, to variable returns from its involvement with the investee; and

•	the ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement with the other vote holders of the investee;

•	rights arising from other contractual arrangements;

•	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

Profit or loss and each component of OCI are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full upon consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	Derecognises the assets (including goodwill) and liabilities of the subsidiary;

•	Derecognises the carrying amount of any non-controlling interests;

•	Derecognises the cumulative translation differences recorded in equity;

•	Recognises the fair value of the consideration received;

•	Recognises the fair value of any investment retained;

•	Recognises any surplus or deficit in profit or loss; and

•	Reclassifies the parent’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as if the Group had directly disposed the related assets or liabilities.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. On an acquisition- by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the aggregate of the consideration transferred, the fair value of any non-controlling interest in the acquiree, and the fair value of any previous equity interest in the acquiree at the acquisition date over the fair value of the net identifiable assets acquired and liabilities assumed is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the re- assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. If there is any indication that goodwill is impaired, recoverable amount is estimated and the difference between carrying amount and recoverable amount is recognised as an impairment charge. Impairment losses on goodwill are not reversed in subsequent period. Gains and losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The investments in subsidiaries are accounted for only in the Company’s statement of financial position at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

Transactions with non-controlling interests

The Group treats transactions with non-controlling interests that do not result in loss of controls as equity transactions. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is re- measured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in OCI in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in OCI are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in OCI are reclassified to profit or loss as appropriate.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3	Associates

Associates are entities over which the Group has significant influence, generally accompanying a shareholding of between 20% and 50% of the voting right of the investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost.

The Group’s share of its associates’ post-acquisition profit or loss is recognised in net profit, and its share of post-acquisition movements in OCI is recognised in consolidated statement of comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses unless it has obligations to make payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associate at the date of acquisition. Goodwill on acquisitions of associates is included in investments in associates and is tested annually for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, an impairment loss is recognised for the amount by which the investment’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the investment’s fair value less costs to dispose of and value in use. The impairment of investment in the associate is reviewed for possible reversal at each reporting date.

The investment in associates is stated at cost less impairment in the Company only statement of financial position. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.4	Segment reporting

The Group’s operating segments are presented in a manner consistent with the internal management reporting provided to the president office for deciding how to allocate resources and for assessing performance.

Operating segment refers to the segment within the Group that satisfies the following conditions: i) the segment generates income and incurs costs from daily operating activities; ii) management evaluates the operating results of the segment to make resource allocation decision and to evaluate the business performance; and iii) the Group can obtain relevant financial information of the segment, including financial condition, operating results, cash flows and other financial performance indicators.

2.5	Foreign currency translation

Except for China Life Franklin Asset Management Company Limited (“AMC HK”) (Note 37), the functional currency of the Group is RMB. The reporting currency of the consolidated financial statements of the Group is RMB. Transactions in foreign currencies are translated at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the end of the reporting period. Exchange differences arising in these cases are recognised in net profit.

2.6	Property, plant and equipment

Property, plant and equipment, are stated at historical costs less accumulated depreciation and any accumulated impairment losses, except for those acquired prior to 30 June 2003, which are stated at deemed cost less accumulated depreciation and any accumulated impairment losses.

The historical costs of property, plant and equipment comprise its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after terms of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of comprehensive income in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the assets as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Property, plant and equipment (continued)

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Estimated useful life
Buildings	15 to 35 years
Office equipment, furniture and fixtures	5 to 11 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the shorter of the remaining term of
the lease or the useful life

The useful life and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Assets under construction mainly represent buildings under construction, which are stated at cost less any impairment losses and are not depreciated, except for those acquired prior to 30 June 2003, which are stated at deemed cost less any accumulated impairment losses. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Assets under construction are reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Impairment and gains or losses on disposals

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in net profit for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in net profit.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7	Investment properties

Investment properties are interests in land and buildings that are held to earn rental income and/or for capital appreciation, rather than for the supply of services or for administrative purposes.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and any impairment loss.

Depreciation is computed on the straight-line basis over the estimated useful life. The estimated useful life of investment properties is 15 to 35 years.

The useful life and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the individual investment properties.

An investment property is derecognised when either it has been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the statement of comprehensive income in the year of retirement or disposal. A transfer to, or from, an investment property is made when, and only when, there is evidence of a change in use.

2.8	Financial assets

2.8.a	Classification

The Group classifies its financial assets into the following categories: securities at fair value through profit or loss, held-to-maturity securities, loans and receivables and available-for-sale securities. Management determines the classification of its financial assets at initial recognition which depends on the purpose for which the assets are acquired. The Group’s investments in securities are summarised in the below four categories:

(i)	Securities at fair value through profit or loss

This category has two sub-categories: securities held for trading and those designated at fair value through profit or loss at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short term or if they form part of a portfolio of financial assets in which there is evidence of short term profit-taking. The Group may classify other financial assets as at fair value through profit or loss if they meet certain criteria and designated as such at inception.

(ii)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity and do not meet the definition of loans and receivables nor designated as available-for-sale securities or securities at fair value through profit or loss.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Financial assets (continued)

2.8.a	Classification (continued)

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or held as available-for-sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell, accrued investment income and premium receivables as presented separately in the statement of financial position.

(iv)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in any of the other categories.

2.8.b	Recognition and measurement

Purchase and sale of investments are recognised on trade date, when the Group commits to purchase or sell assets. Investments are initially recognised at fair value plus, in the case of all financial assets not carried at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Investments are derecognised when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Securities at fair value through profit or loss and available-for-sale securities are carried at fair value. Held- to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the securities at fair value through profit or loss category, and the change of fair value of available-for-sale debt securities due to foreign exchange impact on the amortised cost are included in net profit in the period in which they arise. The remaining unrealised gains and losses arising from changes in the fair value of available-for-sale securities are recognised in OCI. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in net profit as realised gains or losses and impairment on financial assets.

Term deposits primarily represent traditional bank deposits which have fixed maturity date and are stated at amortised cost.

Loans are carried at amortised cost, net of allowance for impairment.

The Group purchases securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e. their costs plus accrued interests at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sale or transfer of the securities is not permitted by the respective clearing house on which they are registered while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the clearing house.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Financial assets (continued)

2.8.c	Impairment of financial assets other than securities at fair value through profit or loss

Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairment, where there are declines in value that are considered to be an impairment. In evaluating whether a decline in value is an impairment for these financial assets, the Group considers several factors including, but not limited to the followings:

•	Significant financial difficulty of the issuer or debtor;

•	A breach of contract, such as a default or delinquency in payments;

•	It becomes probable that the issuer or debtor will enter into bankruptcy or other financial reorganisation; and

•	The disappearance of an active market for that financial asset because of financial difficulties.

In evaluating whether a decline in value is impairment for equity securities, the Group also considers the extent or the duration of the decline. The quantitative factors include the followings:

•	The market price of the equity securities was more than 50% below its cost at the reporting date;

•	The market price of the equity securities was more than 20% below its cost for a period of at least six months at the reporting date; and

•	The market price of the equity securities was below its cost for a period of more than one year (including one year) at the reporting date.

When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities’ effective interest rates; available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in net realised gains and impairment on financial assets in the period the impairment is recognised. The impairment loss is reversed through net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised through net profit. The impairment losses recognised in net profit on equity instruments are not reversed through net profit.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9	Fair value measurement

The Group measures financial instruments, such as, securities at fair value through profit or loss and available-for-sale securities, at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement of assets and liabilities is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability, or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to by the Group at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described in Notes 4.3, 7 and 10, based on the lowest level input that is significant to the fair value measurement as a whole.

For assets and liabilities that are measured at fair value on a recurring basis, the Group determines whether transfers have occurred between each level in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

2.10	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts

2.11.1	Classification

The Group issues contracts that transfer insurance risk or financial risk or both. The contracts issued by the Group are classified as insurance contracts and investment contacts. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk without significant insurance risk. A number of insurance and investment contracts contain a discretionary participating feature (“DPF”). This feature entitles the policyholders to receive additional benefits or bonuses that are, at least in part, at this discretion of the Group.

2.11.2 Insurance contracts

2.11.2.a Recognition and measurement

(i)	Short-term insurance contracts

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Reserves for short duration insurance products consist of unearned premium reserve and expected claims and claim adjustment expenses reserve. Actual claims and claim adjustment expenses are charged to net profit as incurred.

The unearned premium reserve represents the portion of the premiums written net of certain acquisition costs relating to the unexpired terms of coverage.

Reserves for claims and claim adjustment expenses consist of the reserves for reported and unreported claims and reserves for claim expenses with respect to insured events. In developing these reserves, the Group considers the nature and distribution of the risks, claims cost development, and experiences in deriving the reasonable estimated amount and the applicable margins. The methods used for reported and unreported claims include average cost per claim method, chain ladder method, etc. The Group calculates the reserves for claim expenses based on the reasonable estimates of the future payments for claim expenses.

(ii)	Long-term insurance contracts

Long-term insurance contracts include whole life and term life insurance, endowment insurance and annuities policies with significant life contingency risk. Premiums are recognised as revenue when due from policyholders.

The Group uses the discounted cash flow method to estimate the reserve of long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contracts liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption, and based on the following principles:

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11 Insurance contracts and investment contracts (continued)

2.11.2 Insurance contracts (continued)

2.11.2.a Recognition and measurement (continued)

(ii)	Long-term insurance contracts (continued)

(a)	The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfil contractual obligations, consisting of the following:

•	guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders;

•	additional non-guaranteed benefits, such as policyholder dividends;

•	reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expenses. Expenses are determined based on expense analysis with consideration of future inflation and the Group’s expense management control.

On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, taking into account the Group’s historical experience and expectation of future events. Changes in assumptions are recognised in net profit. Assumptions for the amortization of residual margin are locked in at policy issuance and are not adjusted at each reporting date.

(b)	Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognised in net profit in each period over the life of the contracts. At the inception of the contracts, the Group does not recognise Day 1 gain, whereas on the other hand, Day 1 loss is recognised in net profit immediately.

Margin comprises of risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs, mainly consist of underwriting and policy acquisition costs, by the Group representing Day 1 gain and will be amortised over the life of the contracts. For insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on estimated future participating dividends payable to policyholders. For insurance contracts of which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on sum assured of outstanding policies. The subsequent measurement of residual margin is independent from reasonable estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of residual margin.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11 Insurance contracts and investment contracts (continued)

2.11.2 Insurance contracts (continued)

2.11.2.a Recognition and measurement (continued)

(ii)	Long-term insurance contracts (continued)

(c)	The Group has considered the impact of time value on the reserve calculation for insurance contracts.

(iii)	Universal life contracts and unit-linked contracts

Universal life contracts and unit-linked contracts are unbundled into the following components:

•	Insurance components

•	Non-insurance components

The insurance components are accounted for as insurance contracts; and the non-insurance components are accounted for as investment contracts (Note 2.11.3), which are stated in the investment contracts liabilities.

2.11.2.b Liability adequacy test

The Group assesses the adequacy of insurance contract reserves using the current estimate of future cash flows with available information at the end of each reporting period. If that assessment shows that the carrying amount of its insurance liabilities (less related intangible assets, if applicable) is inadequate in light of the estimated future cash flows, the insurance contract reserves will be adjusted accordingly, and any changes of the insurance contract liabilities will be recognised in net profit.

2.11.2.c Reinsurance contracts held

Contracts with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Contracts with reinsurers that do not meet these classification requirements are classified as financial assets. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognised as expenses when due.

The Group assesses its reinsurance assets for impairment as at the end of reporting period. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognises that impairment loss in net profit.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.3	Investment contracts

Revenue from investment contracts with or without DPF is recognised as policy fee income, which consists of various fee income (policy fees, handling fees and management fees, etc.) during the period. Policy fee income net of certain acquisition cost is deferred as unearned revenue and amortised over the expected life of the contracts.

Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts are carried at amortised cost.

2.11.4	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group the higher of 70% of accumulated surplus available or the rate specified in the contracts. The accumulated surplus available mainly arises from net investment income and gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities are attributable to policyholders, shadow adjustments are recognised in OCI. The surplus owed to policyholders is recognised as policyholder dividend payable whether it is declared or not. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group.

2.12	Securities sold under agreements to repurchase

The Group retains substantially all the risk and rewards of ownership of securities sold under agreements to repurchase which generally mature within 180 days from the transaction date. Therefore securities sold under agreements to repurchase are classified as secured borrowings. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortised cost, i.e. their cost plus accrued interest at the end of the reporting period. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated statement of financial position.

2.13	Bonds payable

Bonds payable primarily include subordinated debts. Subordinated debts are initially recognised at fair value and subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium at acquisition and transaction costs.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.14	Derivative instruments

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognised in net profit. Fair values are obtained from quoted market prices in active market, taking into consideration of recent market transactions or valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through profit or loss. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or embedded derivatives that are closely relate to host insurance contracts including embedded options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

2.15	Employee benefits

Pension benefits

Full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Group contributes on a monthly basis to these pension plans. In addition to the government-sponsored pension plans, the Group established an employee annuity fund pursuant to the relevant laws and regulations in the PRC, whereby the Group are required to contribute to the schemes at fixed rates of the employees’ salary costs. Contributions to these plans are expensed as incurred. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is re-measured at the end of each reporting period to its fair value until settlement. Fair value changes in the vesting period is included in administrative expenses and changes after vesting period is included in net fair value gains/(losses) through profit or loss in net profit. The related liability is included in other liabilities.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.16	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

2.17	Revenue recognition

Turnover of the Group represents the total revenues which include the following:

Premiums

Premiums from long-term insurance contracts are recognised as revenue when due from the policyholders.

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage.

Policy fee income

Revenue from investment contracts is recognised as policy fee income, which consists of various fee income (policy fees, handling fees and management fees, etc.) over the period of which service is provided. Policy fee income net of certain acquisition costs are deferred as unearned revenue and amortised over the expected life of the contracts. Policy fee income is recognised in revenue as part of other income.

Investment income

Investment income comprises interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans, and dividend income from equity securities. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognised when the right to receive dividend payment is established.

2.18	Finance costs

Interest expenses for bonds payable and securities sold under agreements to repurchase are recognised within finance costs in net profit using effective interest rate method.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.19	Current and deferred income taxation

Income tax expense for the period comprises current and deferred tax. Income tax is recognised in net profit, except to the extent that it relates to items recognised directly in OCI where the income tax is recognised in OCI.

Current income tax assets and liabilities for the current period are calculated on the basis of the tax laws enacted or substantively enacted at the end of each reporting period in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken with respect to situations in which applicable tax regulation is subject to interpretation.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed by the end of each reporting period and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.20	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor company are accounted for as operating leases.

Where the Group is the lessor, assets leased by the Group under operating leases are included in investment properties and rentals receivable under such operating leases are credited to the consolidated statement of comprehensive income on the straight-line basis over the lease terms.

Where the Group is the lessee, rentals payable under operating leases are charged to the consolidated statement of comprehensive income on the straight-line basis over the lease terms. The aggregate benefit of incentives provided by the lessor is recognised as a reduction in rental expenses over the lease terms on the straight-line basis.

2.21	Provisions and contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised in the consolidated statement of financial position but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that such outflow is probable and can be reliably measured, it will then be recognised as a provision.

2.22	Dividend distribution

Dividend distribution to the Company’s equity holders is recognised as a liability in the Group’s consolidated financial statements in the year in which the dividends are approved by the Company’s equity holders.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgements are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group exercises significant judgement in making appropriate assumptions.

Areas susceptible to changes in critical estimates and judgements, which affect the carrying value of assets and liabilities, are set out below. It is possible that actual results may be different from the estimates and judgements referred to below.

3.1	Estimate of future benefit payments and premiums arising from long-term insurance contracts

The determination of the liabilities under long-term insurance contracts is based on estimates of future benefit payments, premiums and relevant expenses made by the Group and the margins. Assumptions about mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption are made based on the most recent historical analysis and current and future economic conditions. The liability uncertainty arising from uncertain future benefit payments, premiums and relevant expenses, is reflected in the risk margin.

The residual margin relating to the long-term insurance contracts is amortised over the expected life of the contracts, based on the assumptions (mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption) that are determined at inception of the contracts and remain unchanged for the duration of the contracts.

The judgements exercised in the valuation of insurance contract liabilities (including contracts with DPF) affect the amounts recognised in the consolidated financial statements as insurance contract benefits and insurance contract liabilities.

The impact of the various assumptions and their changes are described in Note 14.

3.2	Investments

The Group’s principal financial instruments are debt securities, equity securities, term deposits and loans. The critical estimates and judgements are those associated with the recognition of impairment and the measurement of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.8.c.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.2	Investments (continued)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When the fair values of financial assets and liabilities recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques which require a degree of considerations. The methods and assumptions used by the Group in measuring the fair value of financial instruments are as follows:

•	Debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments or valuation techniques when the market is not active.

•	Equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing model. Equity securities, for which fair values cannot be measured reliably, are recognised at cost less impairment.

•	Term deposits and loans: the carrying amounts of these assets in the statement of consolidated financial position approximate fair value.

For the description of valuation techniques, please refer to Note 4.3. Using different valuation techniques and parameter assumptions may lead to some differences of fair value estimations.

3.3	Income tax

The Group is subject to income tax in numerous jurisdictions. During the normal course of business, certain transactions and activities for which the ultimate tax determination is uncertain, the Group needs to exercise significant judgement when determining the income tax. If the final settlement result of the tax matters are different from the amount recorded, these differences will impact the final income tax expense and deferred tax for the period.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

4	RISK MANAGEMENT

Risk management is carried out by the Group’s Risk Management Committee under policies approved by the

Group’s Board of Directors.

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.

4.1	Insurance risk

4.1.1	Types of insurance risks

The risk under any one insurance contract is the possibility that an insured event occurs and the uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to the pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments are less favourable than the underlying assumptions used in establishing the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random, and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability of the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the types of insurance risks accepted and within each of these categories to achieve a sufficiently large population to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategy, reinsurance arrangements and claims handling.

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. Reinsurance contracts cover almost all products those containing risk liabilities. The products reinsured include: life insurance, accident and health insurance or death, disability, accident, illness and assistance in terms of product category or function, respectively. These reinsurances agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

4.1.2	Concentration of insurance risks

All operations of the Group are located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

The table below presents the Group’s major products of long-term insurance contracts:

	2013		2012
Product name	RMB million	%	RMB million	%
Premiums of long-term insurance contracts
Xin Feng Participating Endowment (a)	32,770	10.72%	—	—
Hong Ying Participating Endowment (b)	29,235	9.56%	49,397	16.13%
Kang Ning Whole Life (c)	25,672	8.40%	26,640	8.70%
Mei Man Yi Sheng Participating Endowment (d)	18,881	6.18%	20,972	6.85%
Hong Feng Participating Endowment (e)	2,186	0.72%	3,129	1.02%
Others (f)	196,976	64.42%	206,172	67.30%

Total	305,720	100.00%	306,310	100.00%

Insurance benefits expenses of long-term insurance contracts
Xin Feng Participating Endowment (a)	18	0.01%	—	—
Hong Ying Participating Endowment (b)	432	0.34%	317	0.47%
Kang Ning Whole Life (c)	3,339	2.59%	3,165	4.73%
Mei Man Yi Sheng Participating Endowment (d)	2,719	2.11%	2,778	4.15%
Hong Feng Participating Endowment (e)	88,967	69.02%	42,182	63.00%
Others (f)	33,417	25.93%	18,515	27.65%

Total	128,892	100.00%	66,957	100.00%

	As at 31 December 2013		As at 31 December 2012
	RMB million	%	RMB million	%
Liabilities of long-term insurance contracts
Xin Feng Participating Endowment (a)	32,471	2.19%	—	—
Hong Ying Participating Endowment (b)	179,258	12.09%	158,752	11.54%
Kang Ning Whole Life (c)	172,055	11.60%	149,034	10.83%
Mei Man Yi Sheng Participating Endowment (d)	114,531	7.72%	98,651	7.17%
Hong Feng Participating Endowment (e)	83,367	5.62%	174,634	12.70%
Others (f)	901,264	60.78%	794,433	57.76%

Total	1,482,946	100.00%	1,375,504	100.00%

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(a)	Xin Feng is a participating endowment insurance contract with single premium. Its insured period is 5 years. This product is applicable to healthy policyholders between 18-year-old and 70-year-old. Maturity benefit is paid at the basic sum insured. Death benefit incurred after the policy’s effective date is paid at the basic sum insured. Accident death benefit incurred after the policy’s effective date is paid at 300% of the basic sum insured.

(b)	Hong Ying is a participating endowment insurance contract with the options for single premium or regular premium of 3 years, 5 years or 10 years. Its insured period can be 6 years, 10 years or 15 years. This product is applicable to healthy policyholders between 30-day-old and 70-year-old. Maturity benefit of a single premium policy is paid at the basic sum insured, while that of a regular premium policy is paid at the basic sum insured multiplied by the number of years of the premium payments. Disease death benefit incurred within the first policy year is paid at the premium received (without interest). Disease death benefit incurred after the first policy year is paid at the basic sum insured for a single premium policy or the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. For accident death incurred on a train, a ship or a flight, accident death benefit is paid at 300% of the basic sum insured for a single premium policy or 300% of the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. For accident death incurred not on a train, a ship nor a flight, accident death benefit is paid at 200% of the basic sum insured for a single premium policy or 200% of the basic sum insured multiplied by the number of years of premium payments for a regular premium policy.

(c)	Kang Ning is a whole life insurance contract with the options for single premium or regular premium of 10 years or 20 years. The critical illness benefit is paid at 200% of the basic sum insured. Both death and disability benefits are paid at 300% of the basic sum insured less any critical illness benefits paid.

(d)	Mei Man Yi Sheng is a participating endowment insurance contract with the options for regular premium of 3 years, 5 years, 8 years or 12 years, applicable to healthy policyholders between 30-day- old and 60-year-old. The insured period is till when the insured is 75 years old. Annuity is paid at 1% of the basic sum insured multiplied by the number of years of premium payments during the insured period. Maturity benefit is paid at the basic sum insured multiplied by the number of years of premium payments. Disease death benefit incurred within the first two policy years is paid at the premium received (without interest). Accident or disease death benefit after the first two policy years is paid at 110% of the basic sum insured multiplied by the number of years of premium payments.

(e)	Hong Feng is a participating endowment insurance contract with single premium. Its insured period can be 5 years or 10 years but will end when the insured is 65 years old. Maturity benefit is paid at the basic sum insured. Disease death benefit incurred within the first policy year is paid at the premium received (without interest). Disease death benefit incurred after the first policy year is paid at the basic sum insured. Accident death benefit is paid at 300% of the basic sum insured.

(f)	Others consist of various long-term insurance contracts with no significant concentration.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis

Sensitivity analysis of long-term insurance contracts

Liabilities for long-term insurance contracts and liabilities unbundled from universal life insurance contracts and unit-linked insurance contracts with insurance risk are calculated based on the assumptions on mortality rates, morbidity rates, lapse rates and discount rates. Changes in insurance contract reserve assumptions reflect the Company’s actual operating results and changes in its expectation of future events. The Company considers the potential impact of future risk factors on its operating results and incorporates such potential impact in the determination of assumptions.

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from current best estimate by 10%, pre-tax profit for the year would have been RMB12,120 million or RMB12,660 million (2012: RMB11,319 million or RMB11,901 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from current best estimate by 10%, pre-tax profit for the year would have been RMB5,460 million or RMB5,765 million (2012: RMB5,683 million or RMB6,022 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than current best estimate, pre-tax profit for the year would have been RMB39,833 million or RMB45,292 million (2012: RMB37,263 million or RMB42,574 million) higher or lower, respectively.

Sensitivity analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short-term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than current assumption, pre-tax profit is expected to be RMB193 million lower or higher, respectively (2012: RMB159 million).

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis (continued)

Sensitivity analysis of short-term insurance contracts (continued)

The following table indicates the claim development for short-term insurance contracts without taking account of reinsurance impacts:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2009	2010	2011	2012	2013	Total
Current year	8,102	8,826	8,002	8,056	11,476
1 year later	8,291	8,967	8,279	8,164
2 years later	8,063	8,640	8,090
3 years later	8,063	8,640
4 years later	8,063

Estimated claims expenses	8,063	8,640	8,090	8,164	11,476	44,433
Accumulated claims expenses paid	(8,063)	(8,640)	(8,090)	(7,879)	(7,106)	(39,778)

Unpaid claims expenses	—	—	—	285	4,370	4,655

The following table indicates the claim development for short-term insurance contracts taking account of reinsurance impacts:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2009	2010	2011	2012	2013	Total
Current year	8,018	8,741	7,889	7,916	11,331
1 year later	8,205	8,879	8,161	8,035
2 years later	7,979	8,557	7,977
3 years later	7,979	8,557
4 years later	7,979

Estimated accumulated claims	7,979	8,557	7,977	8,035	11,331	43,879
Accumulated claims expenses paid	(7,979)	(8,557)	(7,977)	(7,754)	(7,017)	(39,284)

Unpaid claims expenses	—	—	—	281	4,314	4,595

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

4	RISK MANAGEMENT (continued)

4.2	Financial risk

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund the obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and manages financial risks in close cooperation with the Group’s operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing market risk, credit risk, and liquidity risk.

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is disclosed in Note 9 to the consolidated financial statements.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated, such as change in interest rate and change in market price.

4.2.1	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally composed of term deposits, debt securities and loans which are exposed to interest rate risk. Changes in the level of interest rates could have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

The Group manages interest rate risk through adjustments to portfolio structure and duration, and, to the extent possible, by monitoring the mean duration of its assets and liabilities.

The sensitivity analysis for interest rate risk illustrates how changes in interest income and the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates at the end of the reporting period.

At 31 December 2013, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB934 million (2012: RMB1,844 million) higher or lower, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits – restricted, debt securities and loans and the fair value losses or gains on debt securities assets at fair value through profit or loss. Pre-tax available-for-sale reserve in equity would have been RMB10,720 million (2012: RMB10,291 million) lower or RMB10,720 million (2012: RMB7,238 million) higher respectively, as a result of a decrease or increase in the fair value of available-for-sale securities.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(ii)	Price risk

Price risk arises mainly from the volatility of prices of equity securities held by the Group. Prices of equity securities are determined by market forces. The Group is subject to increased price risk largely because China’s stock markets are relatively volatile.

The Group manages price risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

At 31 December 2013, if all the Group’s equity securities’ prices had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB164 million (2012: RMB792 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities. Pre-tax available-for-sale reserve in equity would have been RMB15,154 million (2012: RMB9,568 million) higher or RMB15,154 million (2012: RMB13,047 million) lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

(iii)	Currency risk

Currency risk is the volatility of fair value or future cash flows of financial instruments resulted from changes in foreign currency exchange rates. The Group operates principally in the PRC except for limited exposure to foreign exchange rate risk arising primarily with respect to financial assets denominated in US dollar or HK dollar.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

The following table summarizes financial assets denominated in currencies other than RMB as at 31 December 2013 and 2012, expressed in RMB equivalent:

As at 31 December 2013	US dollar	HK dollar	Total
Equity securities
– Available-for-sale securities	—	2,985	2,985
Debt securities
– Held-to-maturity securities	39	—	39
– Available-for-sale securities	266	—	266
Term deposits	10,400		10,400
Cash and cash equivalents	1,823	222	2,045

Total	12,528	3,207	15,735

As at 31 December 2012	US dollar	HK dollar	Total
Equity securities
– Available-for-sale securities	—	2,757	2,757
Debt securities
– Held-to-maturity securities	1,886	36	1,922
– Available-for-sale securities	266	—	266
Term deposits	9,678	—	9,678
Cash and cash equivalents	251	2,691	2,942

Total	12,081	5,484	17,565

As at 31 December 2013, if RMB had strengthened or weakened by 10% against US dollar and HK dollar with all other variables held constant, pre-tax profit for the year would have been RMB1,275 million (2012: RMB1,481 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar and HK dollar denominated financial assets other than the available-for-sale equity securities included in the table above. Pre-tax available-for-sale reserve in equity would have been RMB299 million (2012: RMB276 million) lower or higher, respectively, as a result of foreign exchange losses or gains on translation of the available-for-sale equity securities. The actual exchange loss in year 2013 was RMB437 million (2012: RMB49 million).

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk

Credit risk is the risk that one party of a financial transaction or the issuer of a financial instrument will fail to discharge its obligation and cause another party to incur a financial loss. Because the Group’s investment portfolio is restricted to the types of investments as permitted by China Insurance Regulatory Commission (“CIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure at the reporting date without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off-balance sheet items as at 31 December 2013 and 2012.

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterpart’s debt securities or term deposits of which the Group could take the ownership if the owner of the collateral default. Policy loans and premium receivables are collateralized by their policies’ cash value according to the terms and conditions of policy loan contracts and policy contracts, respectively.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk (continued)

Credit quality

The Group’s debt securities investment mainly includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2013, 99.1% (as at 31 December 2012: 99.9%) of the corporate bonds held by the Group had credit rating of AA/A-2 or above. As at 31 December 2013, 99.7% (as at 31 December 2012: 99.7%) of the subordinated bonds or debts held by the Group either have credit rating of AA/A-2 or above, or were issued by national commercial banks. The bond or debt’s credit rating is assigned by a qualified appraisal institution in the PRC at the time of its issuance and updated at each reporting date.

As at 31 December 2013, 99.6% (as at 31 December 2012: 99.8%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (“CSDCC”) in the PRC. The Group believes these commercial banks, and CSDCC have a high credit quality. The Group’s debt investment plans, presented as other loans, are supported by fiscal income in budget of Central Government or third party guarantee. As a result, the Group concludes credit risk associated with term deposits and accrued investment income thereof, statutory deposits – restricted, other loans, and cash and cash equivalents will not cause a material impact on the Group’s consolidated financial statements as at 31 December 2013 and 2012.

The credit risk associated with securities purchased under agreements to resell, policy loans and premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration of their collateral held and maturity term of no more than one year as at 31 December 2013 and 2012.

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable funding cost when required to meet a repayment obligation and fund its asset portfolio within a certain time.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The following tables set forth the contractual and expected undiscounted cash flows for financial assets and liabilities and insurance liabilities:

			Contractual and expected cash flows (undiscounted)
As at 31 December 2013	Carrying amount	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets
Contractual cash inflows
Equity securities	154,957	154,957	—	—	—	—
Debt securities	873,817	—	67,013	142,017	201,242	994,360
Loans	118,626	—	63,142	16,740	26,382	29,326
Term deposits	664,174	—	87,700	355,944	295,967	10,050
Statutory deposits – restricted	6,153	—	378	891	6,253	—
Securities purchased under agreements to resell	8,295	—	8,295	—	—	—
Accrued investment income	34,717	—	28,358	32	6,327	—
Premiums receivable	9,876	—	9,876	—	—	—
Cash and cash equivalents	21,330	—	21,330	—	—	—

Subtotal	1,891,945	154,957	286,092	515,624	536,171	1,033,736

Financial and insurance liabilities
Expected cash outflows
Insurance contracts	1,494,497	—	30,721	120,270	109,561	2,237,733
Investment contracts	65,087	—	14,692	11,642	8,564	77,315
Contractual cash outflows
Securities sold under agreements to repurchase	20,426	—	20,426	—	—	—
Annuity and other insurance balances payable	23,179	—	23,179	—	—	—
Bonds payable	67,985	—	2,388	37,146	40,511	—

Subtotal	1,671,174	—	91,406	169,058	158,636	2,315,048

Net cash inflows/(outflows)	220,771	154,957	194,686	346,566	377,535	(1,281,312)

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows (undiscounted)
As at 31 December 2012	Carrying amount	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets
Contractual cash Inflows
Equity securities	164,748	164,748	—	—	—	—
Debt securities	828,075	—	45,520	116,994	161,960	1,007,416
Loans	80,419	—	42,174	8,237	12,713	32,487
Term deposits	641,080	—	107,139	273,690	351,527	603
Statutory deposits – restricted	6,153	—	4,167	419	2,181	—
Securities purchased under agreements to resell	894	—	894	—	—	Accrued investment
Accrued investment income	28,926	—	28,926	—	—	Premiums
Premiums receivable	8,738	—	8,738	—	—	—
Cash and cash equivalent	69,434	—	69,434	—	—	—

Subtotal	1,828,467	164,748	306,992	399,340	528,381	1,040,506

Financial and insurance liabilities
Expected cash outflows
Insurance contracts	1,384,537	—	30,970	70,702	192,336	2,062,150
Investment contracts	66,604	—	16,053	18,294	11,325	45,846
Contractual cash outflows
Securities sold under agreements to repurchase	68,499	—	68,499	—	—	—
Annuity and other insurance balances payable	16,890	—	16,890	—	—	—
Bonds Payable	67,981	—	2,077	6,848	73,198	—

Subtotal	1,604,511	—	134,489	95,844	276,859	2,107,996

Net cash inflows/(outflows)	223,956	164,748	172,503	303,496	251,522	(1,067,490)

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The amounts set forth in the tables above for insurance and investment contracts in each column are the cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The excess cash inflows from matured financial assets will be reinvested to cover any future liquidity exposures. The estimate is subject to assumptions related to mortality, morbidity, lapse rate, loss ratio and expense and other assumptions. Actual experience may differ from estimates.

The liquidity analysis above does not include policyholder dividends payable amounting to RMB49,536 million as at 31 December 2013 (2012: RMB44,240 million). At 31 December 2013, declared dividends of RMB33,671 million (2012: RMB34,081 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts with DPF and investment contracts without DPF contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts were surrendered immediately, it would cause a cash outflow of RMB46,196 million and RMB18,364 million, respectively for the period ended 31 December 2013 (2012: RMB47,601 million and RMB18,481 million, respectively), payable within one year.

4.2.4	Capital management

The Group’s objectives when managing capital, which is actual capital, calculated as the difference between admitted assets (defined by CIRC) and the admitted liabilities (defined by CIRC), are to comply with the insurance capital requirements required by the CIRC to meet the minimum capital and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders.

The Group is also subject to other local capital requirements, such as statutory deposits – restricted requirement, statutory reserve fund requirement, general reserve requirement and statutory insurance fund requirement discussed in detail under Note 9.4, Note 34 and Note 19, respectively.

The Group ensures its continuous and full compliance with the regulations mainly through monitoring its quarterly and annual solvency ratio, as well as the solvency ratio based on dynamic solvency testing.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.4	Capital management (continued)

The table below summarises the solvency ratio of the Company, the actual capital held against the minimum required capital:

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Actual capital	168,501	176,024
Minimum capital	74,485	74,718
Solvency ratio	226%	236%

According to “Solvency Regulations of Insurance Companies”, the solvency ratio is computed by dividing the actual capital by the minimum capital. CIRC closely monitors those insurance companies with solvency ratio less than 100% and may, depending on the individual circumstances, undertakes certain regulatory measures, including but not limited to restriction of payment of dividends. Insurance companies with solvency ratio between 100% and 150% will be required to submit and implement plans preventing capital deterioration to an inadequate level. Insurance companies with solvency ratio above 100% but with significant solvency risk identified would be required to take necessary rectifying actions.

4.3	Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted price, Level 2 fair value is based on valuation technique using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair value provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, and as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive price from independent third party pricing services. In this instance, the Group’s valuation team may choose to apply internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences.The assets or liabilities valued by this method are generally classified as Level 3.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

At 31 December 2013, assets classified as Level 1 account for approximately 34.40% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on Chinese interbank market at reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trading date. Investors subscribe for and redeem units of these funds in accordance with the fund net asset value published by the fund management companies on each trading date. The Company adopted the unadjusted net asset value of the funds at reporting dates as their fair market value and classified the investments as Level 1.

At 31 December 2013, assets classified as Level 2 account for approximately 62.96% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted price from Chinese interbank market or from valuation service providers.

At 31 December 2013, assets classified as Level 3 account for approximately 2.64% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation technique, including discounted cash flow valuations, market comparison approach, and etc.

For the accounting policies regarding the determination of fair values of financial assets and liabilities, see

Note 3.2.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2013:

	Fair value measurement using
	Quoted prices in active market Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million
Assets measured at fair value
Available-for-sale securities
– Equity securities	134,085	3,868	13,588	151,541
– Debt securities	34,020	305,665	301	339,986
Securities at fair value through profit or loss
– Equity securities	3,416	—	—	3,416
– Debt securities	9,333	21,423	—	30,756

Total	180,854	330,956	13,889	525,699

Liabilities measured at fair value
Investment contracts at fair value through profit or loss	(25)	—	—	(25)

Total	(25)	—	—	(25)

The following table presents the changes in Level 3 assets for the year ended 31 December 2013:

	Available-for-sale securities		Securities at fair value through profit or loss
	Debt securities RMB million	Equity securities RMB million	Equity securities RMB million	Total RMB million
Opening balance	301	3,649	85	4,035
Purchases	—	9,349	—	9,349
Transferred into Level 3	—	362	—	362
Transferred out of Level 3	—	(205)	(85)	(290)
Total gains/(losses) recorded in profit or loss	—	(144)	—	(144)
Total gains/(losses) recordedin other comprehensive income	—	577	—	577

Closing balance	301	13,588	—	13,889

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2012:

	Fair value measurement using
	Quoted prices in active market Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million
Assets measured at fair value
Available-for-sale securities
– Equity securities	150,874	2,303	3,649	156,826
– Debt securities	28,218	321,071	301	349,590
Securities at fair value through profit or loss
– Equity securities	7,798	33	85	7,916
– Debt securities	13,144	12,975	—	26,119

Total	200,034	336,382	4,035	540,451

Liabilities measured at fair value
Investment contracts at fair value through profit or loss	(35)	—	—	(35)

Total	(35)	—	—	(35)

The following table presents the changes in Level 3 assets for the year ended 31 December 2012:

	Available-for-sale securities		Securities at fair value through profit or loss
	Debt securities RMB million	Equity securities RMB million	Equity securities RMB million	Total RMB million
Opening balance	301	2,437	—	2,738
Purchases	—	1,234	—	1,234
Transferred into Level 3	—	65	78	143
Total gains/(losses) recorded in profit or loss	—	(164)	7	(157)
Total gains/(losses) recorded in other comprehensive income	—	77	—	77

Closing balance	301	3,649	85	4,035

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The assets whose fair value measurements are classified under Level 3 above do not have material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value, during the year ended 31 December 2013, RMB10,194 million debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB13,368 million debt securities were transferred from Level 2 to Level 1. No material equity securities were transferred between Level 2 and Level 1.

For the year ended 31 December 2013, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 31 December 2013, unobservable inputs such as weighted average cost of capital and liquidity discount were used in the valuation of assets classified as Level 3 of fair value. The fair value was not significantly sensitive to reasonable changes in these unobservable inputs.

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in five operating segments:

(i)	Individual life insurance business (Individual life)

Individual life insurance business relates primarily to the sale of long-term insurance contracts and universal contracts which are mainly term life, whole life, endowment and annuity products, to individuals.

(ii)	Group life insurance business (Group life)

Group life insurance business relates primarily to the sale of long-term insurance contracts and investment contracts, which are mainly term life, whole life and annuity products, to group entities.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

5	SEGMENT INFORMATION (continued)

5.1	Operating segments (continued)

(iii)	Short-term insurance business (Short-term)

Short-term insurance business relates primarily to the sale of short-term insurance contracts, which are mainly the short-term accident and health insurance contracts.

(iv)	Supplementary major medical insurance business (Supplementary major medical)

Supplementary major medical insurance business relates primarily to the sale of supplementary major medical insurance contracts to urban and rural residents according to the “Interim Administrative Measures on the Supplementary Major Medical Insurance for Urban and Rural Residents by Insurance Companies” issued by the CIRC.

(v)	Other businesses (Others)

Other businesses relate primarily to income and allocated cost of insurance agency business in respect of the provision of services to CLIC as described in Note 32, share of results of associates, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains and impairment on financial assets, net fair value gains/(losses) through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses and certain other expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Except for amounts arising from investment contracts which can be allocated to the corresponding segments above, other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

5.3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contracts liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

5	SEGMENT INFORMATION (continued)

			For the year ended 31 December 2013
	Individual Life	Group life	Short- term	Supplementary major medical RMB million	Others	Elimination	Total
Revenues
Gross written premiums	303,660	2,060	18,056	2,514	—	—	326,290
- Term life	16,742	528	—	—	—	—
- Whole life	29,739	43	—	—	—	—
- Endowment	209,034	—	—	—	—	—
- Annuity	48,145	1,489	—	—	—	—

Net premiums earned	303,431	2,055	16,952	2,375	—	—	324,813
Investment income	78,960	3,072	524	2	258	—	82,816
Net realised gains and impairment on financial assets	5,563	216	35	—	(21)	—	5,793
Net fair value gains/(losses) through profit or loss	145	6	1	—	(15)	—	137
Other income	463	468	2	3	4,266	(878)	4,324
Including: inter-segment revenue	—	—	—	—	878	(878)	—

Segment revenues	388,562	5,817	17,514	2,380	4,488	(878)	417,883

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(193,165)	(506)	—	—	—	—	(193,671)
Accident and health claims and claim adjustment expenses	—	—	(8,766)	(2,497)	—	—	(11,263)
Increase in insurance contracts liabilities	(105,928)	(1,426)	—	—	—	—	(107,354)
Investment contract benefits	(480)	(1,338)	—	—	—	—	(1,818)
Policyholder dividends resulting from participation in profits	(17,425)	(998)	—	—	—	—	(18,423)
Underwriting and policy acquisition costs	(20,988)	(110)	(3,851)	—	(741)	—	(25,690)
Finance costs	(3,848)	(150)	(26)	—	(8)	—	(4,032)
Administrative expenses	(18,282)	(664)	(3,860)	(127)	(1,872)	—	(24,805)
Other expenses	(3,037)	(96)	(683)	—	(926)	878	(3,864)
Including: inter-segment expenses	(839)	(33)	(6)	—	—	878	—
Statutory insurance fund contribution	(506)	(18)	(110)	(3)	—	—	(637)

Segment benefits, claims and expenses	(363,659)	(5,306)	(17,296)	(2,627)	(3,547)	878	(391,557)

Share of profit of associates	—	—	—	—	3,125	—	3,125

Segment results	24,903	511	218	(247)	4,066	—	29,451

Income tax							(4,443)

Net profit							25,008

Attributable to
- Equity holders of the Company							24,765
- Non-controlling interests							243
Unrealised gains/(losses) from available-for-salesecurities included in equity holders’ equity	(20,267)	(789)	(134)	—	(372)	—	(21,562)
Depreciation and amortisation	1,497	54	323	10	142	—	2,026

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

5	SEGMENT INFORMATION (continued)

			As at 31 December 2013
	Individual life	Group life	Short- term	Supplementary major medical RMB million	Others	Elimination	Total
Assets
Financial assets (including cash and cash equivalents)	1,795,393	67,516	11,515	1,366	6,279	—	1,882,069
Others	9,533	23	1,254	93	34,863	—	45,766

Segment assets	1,804,926	67,539	12,769	1,459	41,142	—	1,927,835

Unallocated
Property, plant and equipment							23,393
Others							21,713

Total							1,972,941

Liabilities
Insurance contracts	1,480,793	2,153	10,072	1,479	—	—	1,494,497
Investment contracts	11,364	53,723	—	—	—	—	65,087
Securities sold under agreements to repurchase	19,185	746	127	—	368	—	20,426
Others	87,405	3,014	1,007	217	—	—	91,643

Segment liabilities	1,598,747	59,636	11,206	1,696	368	—	1,671,653

Unallocated
Others							78,703

Total							1,750,356

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2012
	Individual life	Group life	Short- term	Supplementary major medical RMB million	Others	Elimination	Total
Revenues
Gross written premiums	305,841	469	16,432	—	—	—	322,742
– Term life	2,616	413	—	—	—	—
– Whole life	37,594	53	—	—	—	—
– Endowment	227,770	—	—	—	—	—
– Annuity	37,861	3	—	—	—	—

Net premiums earned	305,732	465	15,929	—	—	—	322,126
Investment income	69,407	3,043	481	—	312	—	73,243
Net realised gains and impairment on financial assets	(25,466)	(1,116)	(169)	—	(125)	—	(26,876)
Net fair value gains/(losses) through profit or loss	(304)	(13)	(2)	—	6	—	(313)
Other income	402	343	—	—	3,356	(796)	3,305

Including: inter-segment revenue	—	—	—	—	796	(796)	—

Segment revenues	349,771	2,722	16,239	—	3,549	(796)	371,485

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(107,340)	(334)	—	—	—	—	(107,674)
Accident and health claims and claim adjustment expenses	—	—	(7,898)	—	—	—	(7,898)
Increase in insurance contracts liabilities	(184,972)	(18)	—	—	—	—	(184,990)
Investment contract benefits	(500)	(1,532)	—	—	—	—	(2,032)
Policyholder dividends resulting from participation in profits	(3,357)	(78)	—	—	—	—	(3,435)
Underwriting and policy acquisition costs	(23,568)	(103)	(3,470)	—	(613)	—	(27,754)
Finance costs	(2,447)	(107)	(17)	—	(4)	—	(2,575)
Administrative expenses	(16,865)	(618)	(3,956)	—	(1,844)	—	(23,283)
Other expenses	(2,795)	(130)	(593)	—	(582)	796	(3,304)
Including: inter-segment expenses	(758)	(33)	(5)	—	—	796	—

Statutory insurance fund contribution	(477)	(18)	(114)	—	—	—	(609)

Segment benefits, claims and expenses	(342,321)	(2,938)	(16,048)	—	(3,043)	796	(363,554)

Share of profit of associates	—	—	—	—	3,037	—	3,037
Segment results	7,450	(216)	191	—	3,543	—	10,968

Income tax							304

Net profit							11,272

Attributable to
– Equity holders of the Company							11,061
– Non-controlling interests							211
Unrealised gains/(losses) from available-for-sale securities included in equity holders’ equity	23,731	1,040	165	—	59	—	24,995
Depreciation and amortisation	1,480	54	355	—	60	—	1,949

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

5	SEGMENT INFORMATION (continued)

	As at 31 December 2012
	Individual life	Group life	Short- term	Supplementary major medical	Others	Elimination	Total
	RMB million
Assets
Financial assets (including cash and cash equivalents)	1,728,469	73,986	11,710	—	5,599	—	1,819,764
Others	9,106	21	524	—	28,991	—	38,642

Segment assets	1,737,575	74,007	12,234	—	34,590	—	1,858,406

Unallocated
Property, plant and equipment							22,335
Others							18,175

Total							1,898,916

Liabilities
Insurance contracts	1,374,777	727	9,033	—	—	—	1,384,537
Investment contracts	11,646	54,993	—	—	—	—	66,639
Securities sold under agreements to repurchase	65,191	2,856	452	—	—	—	68,499
Others	81,191	3,374	794	—	—	—	85,359

Segment liabilities	1,532,805	61,950	10,279	—	—	—	1,605,034

Unallocated
Others							70,781

Total							1,675,815

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

6	PROPERTY, PLANT AND EQUIPMENT

Group

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB Million
Cost
As at 1 January 2013	19,247	6,282	1,531	5,126	1,080	33,266
Transfers upon completion	1,263	18	—	(1,389)	108	—
Additions	127	822	155	3,373	—	4,477
Transfer to investment properties	(624)	—	—	(811)	—	(1,435)
Disposals	(64)	(392)	(238)	(174)	(22)	(890)

As at 31 December 2013	19,949	6,730	1,448	6,125	1,166	35,418

Accumulated depreciation
As at 1 January 2013	(5,265)	(3,973)	(932)	—	(736)	(10,906)
Charge for the year	(744)	(727)	(169)	—	(138)	(1,778)
Transfer to investment properties	83	—	—	—	—	83
Disposals	16	351	218	—	16	601

As at 31 December 2013	(5,910)	(4,349)	(883)	—	(858)	(12,000)

Impairment
As at 1 January 2013	(25)	—	—	—	—	(25)
Charge for the year	—	—	—	—	—	—
Transfer to investment properties	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2013	(25)	—	—	—	—	(25)

Net book value
As at 1 January 2013	13,957	2,309	599	5,126	344	22,335

As at 31 December 2013	14,014	2,381	565	6,125	308	23,393

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Group

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB Million
Cost
As at 1 January 2012	18,722	5,739	1,639	3,082	936	30,118
Transfers upon completion	551	15	—	(732)	166	—
Additions	47	914	186	2,812	4	3,963
Disposals	(73)	(386)	(294)	(36)	(26)	(815)

As at 31 December 2012	19,247	6,282	1,531	5,126	1,080	33,266

Accumulated depreciation
As at 1 January 2012	(4,570)	(3,632)	(1,042)	—	(617)	(9,861)
Charge for the year	(729)	(696)	(156)	—	(141)	(1,722)
Disposals	34	355	266	—	22	677

As at 31 December 2012	(5,265)	(3,973)	(932)	—	(736)	(10,906)

Impairment
As at 1 January 2012	(26)	—	—	—	—	(26)
Charge for the year	—	—	—	—	—	—
Disposals	1	—	—	—	—	1

As at 31 December 2012	(25)	—	—	—	—	(25)

Net book value
As at 1 January 2012	14,126	2,107	597	3,082	319	20,231

As at 31 December 2012	13,957	2,309	599	5,126	344	22,335

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB Million
Cost
As at 1 January 2013	18,676	6,155	1,511	5,126	1,056	32,524
Transfers upon completion	1,263	18	—	(1,389)	108	—
Additions	113	810	155	3,373	—	4,451
Transfer to investment properties	(702)	—	—	(811)	—	(1,513)
Disposals	(64)	(377)	(237)	(174)	(22)	(874)

As at 31 December 2013	19,286	6,606	1,429	6,125	1,142	34,588

Accumulated depreciation
As at 1 January 2013	(5,155)	(3,911)	(922)	—	(726)	(10,714)
Charge for the year	(719)	(713)	(166)	—	(126)	(1,724)
Transfer to investment properties	96	—	—	—	—	96
Disposals	14	349	218	—	16	597

As at 31 December 2013	(5,764)	(4,275)	(870)	—	(836)	(11,745)

Impairment
As at 1 January 2013	(25)	—	—	—	—	(25)
Charge for the year	—	—	—	—	—	—
Transfer to investment properties	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2013	(25)	—	—	—	—	(25)

Net book value
As at 1 January 2013	13,496	2,244	589	5,126	330	21,785

As at 31 December 2013	13,497	2,331	559	6,125	306	22,818

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB Million
Cost
As at 1 January 2012	18,161	5,635	1,620	3,068	923	29,407
Transfers upon completion	541	15	—	(715)	159	—
Additions	48	890	185	2,807	—	3,930
Disposals	(74)	(385)	(294)	(34)	(26)	(813)

As at 31 December 2012	18,676	6,155	1,511	5,126	1,056	32,524

Accumulated depreciation
As at 1 January 2012	(4,483)	(3,586)	(1,034)	—	(612)	(9,715)
Charge for the year	(706)	(680)	(154)	—	(136)	(1,676)
Disposals	34	355	266	—	22	677

As at 31 December 2012	(5,155)	(3,911)	(922)	—	(726)	(10,714)

Impairment
As at 1 January 2012	(26)	—	—	—	—	(26)
Charge for the year	—	—	—	—	—	—
Disposals	1	—	—	—	—	1

As at 31 December 2012	(25)	—	—	—	—	(25)

Net book value
As at 1 January 2012	13,652	2,049	586	3,068	311	19,666

As at 31 December 2012	13,496	2,244	589	5,126	330	21,785

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

7	INVESTMENT PROPERTIES

Group

Buildings
RMB Million
Cost
As at 1 January 2013	—
Additions	—
Transfer from property, plant and equipment	1,435

As at 31 December 2013	1,435

Accumulated depreciation
As at 1 January 2013	—
Additions	(23)
Transfer from property, plant and equipment	(83)

As at 31 December 2013	(106)

Net book value
As at 1 January 2013	—

As at 31 December 2013	1,329

Fair value
As at 1 January 2013	—

As at 31 December 2013	2,045

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

7	INVESTMENT PROPERTIES (continued)

Company

Buildings
RMB Million
Cost
As at 1 January 2013	—
Additions	—
Transfer from property, plant and equipment	1,513

As at 31 December 2013	1,513

Accumulated depreciation
As at 1 January 2013	—
Additions	(23)
Transfer from property, plant and equipment	(96)

As at 31 December 2013	(119)

Net book value
As at 1 January 2013	—

As at 31 December 2013	1,394

Fair value
As at 1 January 2013	—

As at 31 December 2013	2,195

The Company leases part of its investment properties to its subsidiaries and charges rentals based on the areas occupied by the respective entities. These properties are categorized as property, plant and equipment of the Group in the consolidated statement of financial position.

The Group has no restrictions on the reliability of its investment properties and no contractual obligations to either purchase, construct or develop investment properties or for repairs, maintenance and enhancements.

There were no investment properties without title certificates as at 31 December 2013.

The fair values of investment properties of the Group and the Company as at 31 December 2013 amounted to RMB2,045 million and RMB2,195 million (2012: Nil), respectively, which were estimated by the Company having regards to valuations performed by an independent appraiser. It was classified as Level 3 in the fair value hierarchy.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

7	INVESTMENT PROPERTIES (continued)

The Group uses the market comparison approach as its primary method to estimate the fair value of its investment properties. Under the market comparison approach, the estimated fair value of a property is based on the average sale price of comparable properties recently sold, with consideration of the comprehensive adjustment coefficient, which is composed of a number of adjusting factors, including the time and the conditions of sale, the geographical location, age, decoration, floor area, lot size of the property and other factors.

Under the market comparison approach, increase (decrease) in the comprehensive adjustment coefficient will result in an increase (decrease) in the fair value of investment properties.

8	INVESTMENTS IN ASSOCIATES

Group

	2013	2012
	RMB million	RMB million
As at 1 January	28,991	24,448
Investment in associates (i)	2,506	1,339
Amount of additional investment cost below the fair value for identifiable net assets	683	—
Scrip dividend (ii)	81	182
Share of profit	3,125	3,037
Other equity movements	(332)	167
Dividend received (ii)	(279)	(182)

As at 31 December	34,775	28,991

Company

	2013	2012
	RMB million	RMB million
As at 1 January	21,389	19,868
Investment in associates (i)	2,506	1,339
Scrip dividend (ii)	81	182

As at 31 December	23,976	21,389

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

8	INVESTMENTS IN ASSOCIATES (continued)

(i)	On 27 September 2013, the Company and Sino-Ocean Land Holdings Limited (“Sino-Ocean”) entered into the Subscription Agreement between Sino-Ocean Land Holdings Limited and China Life Insurance Company Limited (“Subscription Agreement”), pursuant to which the Company agreed to subscribe for 635,941,967 non-public shares issued by Sino-Ocean, at the price of HKD4.74 per share. On 19 November 2013, the subscription was approved by the extraordinary general meeting of Sino-Ocean. On 22 November 2013, the subscription was completed. As at 31 December 2013, the percentage of equity interest held by the Company in Sino-Ocean was 29.02%.

(ii)	2012 final dividend of HKD0.17 per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 10 May 2013 and each shareholder could elect to receive the 2012 final dividend in cash or in scrip shares. The Company elected the cash option and received cash dividend amounting to RMB198 million.

2013 interim dividend of HKD0.07 per ordinary share was approved and declared in the board meeting of Sino-Ocean on 15 August 2013, and each shareholder could elect to receive the 2013 interim dividend in cash or in scrip shares. The Company elected the scrip shares option and received scrip shares amounting to RMB81 million with a corresponding increase in the carrying value of investments in associates.

The Group’s investments in associates are unlisted except for Sino-Ocean which is listed in Hong Kong. As at 31 December 2013, the stock price of Sino-Ocean was HKD5.09 per share.

As at 31 December 2013, the Group owned the following associates:

Name	Country of incorporation	Percentage of equity interest held
China Guangfa Bank Co. Ltd (“CGB”)	PRC	20.00%
China Life Property and Casualty	PRC	40.00%
Insurance Company Limited (“CLP&C”)
Sino-Ocean	Hong Kong, PRC	29.02%
COFCO Futures Company Limited	PRC	35.00%
(“COFCO Futures”)

As at 31 December 2012, the Group owned the following associates:

Name	Country of incorporation	Percentage of equity interest held
CGB	PRC	20.00%
CLP&C	PRC	40.00%
Sino-Ocean	Hong Kong, PRC	24.85%
COFCO Futures	PRC	35.00%

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

8	INVESTMENTS IN ASSOCIATES (continued)

The following table illustrates the summarised financial information of the Group’s associates at 31 December 2013 and for the year ended 2013:

	CGB	CLP&C	Sino-Ocean	COFCO Futures
	RMB million	RMB million	RMB million	RMB million
Total assets	1,469,850	37,359	137,869	8,486
Total liabilities	1,396,558	29,192	94,424	6,039
Total equity	73,292	8,167	43,445	2,447
Total equity attributable to equity holders of the associates	73,292	8,167	37,525	2,445
Total adjustments (i)	—	—	1,877	—
Total equity attributable to equity holders of the associates after adjustments	73,292	8,167	39,402	2,445
Proportion of the Group’s ownership	20.00%	40.00%	29.02%	35.00%
Carrying amount of the investments	17,704	3,267	12,403	1,401

Total revenues	34,477	28,054	32,386	1,483
Net profit	11,583	535	4,661	169
Other comprehensive income	(1,820)	253	46	9
Total comprehensive income	9,763	788	4,707	178

The Group had no contingent liabilities or capital commitments with the associates as at 31 December 2013.

The following table illustrates the summarised financial information of the Group’s associates at 31 December 2012 and for the year ended 2012:

	CGB	CLP&C	Sino-Ocean	COFCO Futures
	RMB million	RMB million	RMB million	RMB million
Total assets	1,168,150	30,333	128,305	7,003
Total liabilities	1,104,622	22,954	86,258	4,731
Total equity	63,528	7,379	42,047	2,272
Total equity attributable to equity holders of the associates	63,528	7,379	29,759	2,269
Total adjustments (i)	—	—	2,374	—
Total equity attributable to equity holders of the associates after adjustments	63,528	7,379	32,133	2,269
Proportion of the Group’s ownership	20.00%	40.00%	24.85%	35.00%
Carrying amount of the investments	15,752	2,947	8,952	1,340

Total revenues	31,270	19,952	30,276	867
Net profit	11,220	375	3,987	124
Other comprehensive income	(398)	514	9	—
Total comprehensive income	10,822	889	3,996	124

The Group had no contingent liabilities or capital commitments with the associates as at 31 December 2012.

(i)	Including adjustments for the difference of accounting policies, fair value and others.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

9	FINANCIAL ASSETS

9.1	Held-to-maturity securities

Group

	As at 31	As at 31
	December 2013	December 2012
	RMB million	RMB million
Debt securities
Government bonds	97,702	96,097
Government agency bonds	113,618	111,759
Corporate bonds	131,022	83,084
Subordinated bonds/debts	160,733	161,449

Total	503,075	452,389

Debt securities
Listed in mainland, PRC	49,159	41,927
Listed in Hong Kong, PRC	21	12
Listed in Singapore	23	18
Unlisted	453,872	410,432

Total	503,075	452,389

The estimated fair value of all held-to-maturity securities was RMB464,996 million as at 31 December 2013 (31 December 2012: RMB450,865 million).

Company

	As at 31	As at 31
	December 2013	December 2012
	RMB million	RMB million
Debt securities
Government bonds	97,702	96,097
Government agency bonds	113,618	111,759
Corporate bonds	130,469	82,539
Subordinated bonds/debts	160,728	161,443

Total	502,517	451,838

Debt securities
Listed in mainland, PRC	49,159	41,927
Unlisted	453,358	409,911

Total	502,517	451,838

The estimated fair value of all held-to-maturity securities was RMB464,477 million as at 31 December 2013 (31 December 2012: RMB450,312 million).

Unlisted debt securities include those traded on Chinese interbank market.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

9	FINANCIAL ASSETS (continued)

9.1	Held-to-maturity securities (continued)

Group debt securities – Contractual maturity schedule	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Maturing:
Within one year	12,905	2,234
After one year but within five years	64,878	55,079
After five years but within ten years	109,334	91,426
After ten years	315,958	303,650

Total	503,075	452,389

Company debt securities – Contractual maturity schedule	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Maturing:
Within one year	12,905	2,234
After one year but within five years	64,872	55,072
After five years but within ten years	109,085	91,180
After ten years	315,655	303,352

Total	502,517	451,838

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

9	FINANCIAL ASSETS (continued)

9.2	Loans

Group

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Policy loans	60,176	39,893
Other loans (i)	58,450	40,526

Total	118,626	80,419

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Maturing:
Within one year	60,315	39,893
After one year but within five years	26,192	10,036
After five years but within ten years	32,119	30,490

Total	118,626	80,419

Company

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Policy loans	60,176	39,893
Other loans (i)	58,110	40,336

Total	118,286	80,229

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Maturing:
Within one year	60,315	39,893
After one year but within five years	26,002	9,896
After five years but within ten years	31,969	30,440

Total	118,286	80,229

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

9	FINANCIAL ASSETS (continued)

9.2	Loans (continued)

(i)	Other loans are mainly debt investment plans. As at 31 December 2013, RMB62,200 million of debt investment plans had been managed by China Life Asset Management Company Limited (“AMC”), a subsidiary of the Company, of which RMB34,920 million was owned by the Group. Meanwhile, the Group also owned RMB20,187 million of debt investments plans managed by other insurance asset management companies. All debt investment plans are either guaranteed by third parties or with pledge, or having the national annual budget income as the source of repayment. The Group did not guarantee or provide any financing support for other loans, and considers that the carrying value of other loans represents our maximum risk exposure.

During the year ended 31 December 2013, the asset management fee of debt investment plans received by AMC is RMB106 million.

9.3	Term deposits

Group

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Maturing:
Within one year	74,932	92,045
After one year but within five years	579,242	548,435
After five years but within ten years	10,000	600

Total	664,174	641,080

Company

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Maturing:
Within one year	74,460	92,045
After one year but within five years	577,942	547,135
After five years but within ten years	10,000	600

Total	662,402	639,780

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

9	FINANCIAL ASSETS (continued)

9.4	Statutory deposits – restricted

Group

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Contractual maturity schedule
Within one year	—	3,933
After one year but within five years	6,153	2,220

Total	6,153	6,153

Company

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Contractual maturity schedule
Within one year	—	3,553
After one year but within five years	5,653	2,100

Total	5,653	5,653

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with banks in conformity with regulations of CIRC. These funds may not be used for any purpose, other than to pay off debts during liquidation proceedings.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

9	FINANCIAL ASSETS (continued)

9.5	Available-for-sale securities

Group

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Debt securities
Government bonds	31,435	42,946
Government agency bonds	119,739	135,870
Corporate bonds	165,001	139,286
Subordinated bonds/debts	23,579	31,488
Other (i)	232	—

Subtotal	339,986	349,590

Equity securities
Funds	58,052	57,019
Common stocks	77,250	96,361
Other (i)	16,239	3,446

Subtotal	151,541	156,826

Total	491,527	506,416

Debt securities
Listed in mainland, PRC	37,652	34,844
Listed in Singapore	266	266
Unlisted	302,068	314,480

Subtotal	339,986	349,590

Equity securities
Listed in mainland, PRC	80,638	102,379
Listed in Hong Kong, PRC	2,985	2,757
Unlisted	67,918	51,690

Subtotal	151,541	156,826

Total	491,527	506,416

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

9	FINANCIAL ASSETS (continued)

9.5	Available-for-sale securities (continued)

Company

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Debt securities
Government bonds	31,088	42,543
Government agency bonds	119,739	135,821
Corporate bonds	164,364	138,614
Subordinated bonds/debts	23,579	31,373
Other (i)	232	—

Subtotal	339,002	348,351

Equity securities
Funds	57,704	56,751
Common stocks	77,235	96,268
Other (i)	15,701	2,971

Subtotal	150,640	155,990

Total	489,642	504,341

(i)	Other available-for-sale securities mainly include equity investment plans, private equity funds and etc. The Group did not guarantee or provide any financing support for other available-for-sale securities, and considers that the carrying value of other available-for-sale securities represents our maximum risk exposure.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

9	FINANCIAL ASSETS (continued)

9.5	Available-for-sale securities (continued)

Company (continued)

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Debt securities
Listed in mainland, PRC	37,208	34,339
Listed in Singapore	266	266
Unlisted	301,528	313,746

Subtotal	339,002	348,351

Equity securities
Listed in mainland, PRC	80,365	102,035
Listed in Hong Kong, PRC	2,985	2,753
Unlisted	67,290	51,202

Subtotal	150,640	155,990

Total	489,642	504,341

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

Group debt securities – Contractual maturity schedule	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Maturing:
Within one year	7,964	5,627
After one year but within five years	115,636	70,959
After five years but within ten years	117,242	137,962
After ten years	99,144	135,042

Total	339,986	349,590

Company debt securities – Contractual maturity schedule	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Maturing:
Within one year	7,964	5,577
After one year but within five years	115,468	70,898
After five years but within ten years	117,203	137,499
After ten years	98,367	134,377

Total	339,002	348,351

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

9	FINANCIAL ASSETS (continued)

9.6	Securities at fair value through profit or loss

Group

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Debt securities
Government bonds	1,489	1,697
Government agency bonds	4,659	6,291
Corporate bonds	24,608	18,131

Subtotal	30,756	26,119

Equity securities
Funds	939	2,188
Common stocks	2,477	5,728

Subtotal	3,416	7,916

Total	34,172	34,035

Debt securities
Listed in mainland, PRC	5,375	5,501
Unlisted	25,381	20,618

Subtotal	30,756	26,119

Equity securities
Listed in mainland, PRC	2,484	6,096
Unlisted	932	1,820

Subtotal	3,416	7,916

Total	34,172	34,035

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

9	FINANCIAL ASSETS (continued)

9.6	Securities at fair value through profit or loss (continued)

Company

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Debt securities
Government bonds	1,489	1,697
Government agency bonds	4,659	6,291
Corporate bonds	24,441	18,083

Subtotal	30,589	26,071

Equity securities
Funds	939	2,188
Common stocks	2,477	5,728

Subtotal	3,416	7,916

Total	34,005	33,987

Debt securities
Listed in mainland, PRC	5,277	5,453
Unlisted	25,312	20,618

Subtotal	30,589	26,071

Equity securities
Listed in mainland, PRC	2,484	6,096
Unlisted	932	1,820

Subtotal	3,416	7,916

Total	34,005	33,987

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

9	FINANCIAL ASSETS (continued)

9.7	Securities purchased under agreements to resell

Group

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Maturing:
Within 30 days	8,295	894
After 30 days but within 90 days	—	—

Total	8,295	894

Company

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Maturing:
Within 30 days	8,266	844
After 30 days but within 90 days	—	—

Total	8,266	844

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

9	FINANCIAL ASSETS (continued)

9.8	Accrued investment income

Group

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Bank deposits	20,210	16,478
Debt securities	13,402	11,642
Others	1,105	806

Total	34,717	28,926

Current	28,358	28,926
Non-current	6,359	—

Total	34,717	28,926

Company

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Bank deposits	20,141	16,415
Debt securities	13,379	11,617
Others	1,104	805

Total	34,624	28,837

Current	28,287	28,837
Non-current	6,337	—

Total	34,624	28,837

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

10	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities, and investment contracts:

	Carrying value		Estimated fair value (i)
	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Held-to-maturity securities (ii)	503,075	452,389	464,996	450,865
Loans	118,626	80,419	118,626	80,419
Term deposits	664,174	641,080	664,174	641,080
Statutory deposits – restricted	6,153	6,153	6,153	6,153
Available-for-sale securities	491,527	506,416	491,527	506,416
Securities at fair value through profit or loss	34,172	34,035	34,172	34,035
Securities purchased under agreements to resell	8,295	894	8,295	894
Cash and cash equivalents	21,330	69,452	21,330	69,452
Investment contracts (iii)	(65,087)	(66,639)	(63,772)	(65,074)
Securities sold under agreements to repurchase	(20,426)	(68,499)	(20,426)	(68,499)
Bonds payable (iii)	(67,985)	(67,981)	(65,486)	(68,000)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.
(ii)	The fair value of held-to-maturity securities are determined by reference with other debt securities which are measured by fair value. Please refer to Note 4.3. The fair value of held-to-maturity under Level 1 was RMB54,643 million and under Level 2 was RMB410,353 million as at 31 December 2013.
(iii)	The fair value of investment contracts and bonds payable are determined by using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for risk free rate available on valuation date, credit risk and risk margin associated with the future cash flows. Investment contracts at fair value through profit or loss were classified as Level 1. The fair value of investment contracts at amortised cost and bonds payable were classified as Level 3.

11	PREMIUMS RECEIVABLE

As at 31 December 2013, the carrying value of premiums receivable within one year is RMB9,871 million (As at 31 December 2012: RMB8,735 million).

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

12	REINSURANCE ASSETS

Group and Company

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Long-term insurance contracts ceded (Note 14)	846	758
Due from reinsurance companies	42	35
Ceded unearned premiums (Note 14)	121	101
Claims recoverable from reinsurers (Note 14)	60	54

Total	1,069	948

Current	223	190
Non-current	846	758

Total	1,069	948

13	OTHER ASSETS

Group

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Land use rights	6,183	6,330
Due from CLIC (Note 32(f))	549	560
Automated policy loans	2,056	1,787
Tax refundable	8,175	6,563
Others	3,467	2,900

Total	20,430	18,140

Current	14,092	11,794
Non-current	6,338	6,346

Total	20,430	18,140

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

13	OTHER ASSETS (continued)

Company

	As at 31	As at 31
	December 2013	December 2012
	RMB million	RMB million
Land use rights	6,183	6,330
Due from CLIC	527	549
Automated policy loans	2,056	1,787
Tax refundable	8,175	6,563
Others	2,908	2,684

Total	19,849	17,913

Current	13,540	11,567
Non-current	6,309	6,346

Total	19,849	17,913

14	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)	For the insurance contracts of which future insurance benefits are affected by investment yields of corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount rate assumptions, the Group considers investment experience, current investment portfolio and trend of the relevant yield curves. The discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin for the past two years are as follows:

Discount rate assumptions
As at 31 December 2013	4.80%~5.00%
As at 31 December 2012	4.80%~5.00%

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

14	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(i)	(continued)

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed discount rates with risk margin for the past two years are as follows:

Discount rate assumptions
As at 31 December 2013	3.47%~5.74%
As at 31 December 2012	3.12%~5.61%

There is uncertainty on discount rate assumption, which is affected by factors such as future macro- economy, monetary and foreign exchange policies, capital market and availability of investment channel of insurance funds. The Group determines discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

(ii)	The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary by age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions may expose the Group to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

14	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(iii)	Expense assumptions are based on expected unit costs with the consideration of previous expense study and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group considers risk margin for expense assumptions based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
As at 31 December 2013	37.0~45.0	0.85%~0.90%	14.0	0.90%
As at 31 December 2012	37.0~45.0	0.85%~0.90%	14.0	0.90%

(iv)	The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which brings uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)	The Group applied consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flow. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines risk margin level by itself as the regulations haven’t imposed any specific requirement on it.

The Group adopted consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

14	INSURANCE CONTRACTS (continued)

(b)	Net liabilities of insurance contracts

Group and Company

	As at 31	As at 31
	December 2013	December 2012
	RMB million	RMB million
Gross
Long-term insurance contracts	1,482,946	1,375,504
Short-term insurance contracts
– Claims and claim adjustment expenses	4,655	3,078
– Unearned premiums	6,896	5,955

Total, gross	1,494,497	1,384,537

Recoverable from reinsurers
Long-term insurance contracts (Note 12)	(846)	(758)
Short-term insurance contracts
– Claims and claim adjustment expenses (Note 12)	(60)	(54)
– Unearned premiums (Note 12)	(121)	(101)

Total, ceded	(1,027)	(913)

Net
Long-term insurance contracts	1,482,100	1,374,746
Short-term insurance contracts
– Claims and claim adjustment expenses	4,595	3,024
– Unearned premiums	6,775	5,854

Total, net	1,493,470	1,383,624

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

14	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expense reserve:

Group and Company

	2013	2012
	RMB million	RMB million
Notified claims	202	354
Incurred but not reported	2,876	2,835

Total as at 1 January – Gross	3,078	3,189

Cash paid for claims settled
– Cash paid for current year claims	(7,106)	(5,427)
– Cash paid for prior year claims	(2,712)	(2,691)
Claims incurred
– Claims arising in current year	11,476	8,056
– Claims arising in prior years	(81)	(49)

Total as at 31 December – Gross	4,655	3,078

Notified claims	835	202
Incurred but not reported	3,820	2,876

Total as at 31 December – Gross	4,655	3,078

The table below presents movements in unearned premium reserves:

Group and Company

		2013			2012
		RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
As at 1 January	5,955	(101)	5,854	5,698	(76)	5,622
Increase	6,896	(121)	6,775	5,955	(101)	5,854
Release	(5,955)	101	(5,854)	(5,698)	76	(5,622)

As at 31 December	6,896	(121)	6,775	5,955	(101)	5,854

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

14	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

Group and Company

	2013	2012
	RMB million	RMB million
As at 1 January	1,375,504	1,190,486
Premiums	305,720	306,309
Release of liabilities (i)	(264,175)	(182,271)
Accretion of interest	64,478	58,259
Change in assumptions
– Change in discount rates	1,222	(548)
– Change in other assumptions (ii)	271	230
Other movements	(74)	3,039

As at 31 December	1,482,946	1,375,504

(i)	The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

(ii)	For the year ended 31 December 2013, change in other assumptions is mainly caused by change in lapse rates assumptions of certain products, which increased insurance liability by RMB337 million. This change reflected the Group’s most recent experience and future expectations about lapse rate as at reporting date. Changes in other assumptions excluding lapse rates decreased insurance liabilities by RMB66 million.

For the year ended 31 December 2012, change in other assumptions is mainly caused by change in mortality assumptions of certain products, which increased insurance liability by RMB229 million. This change reflected the Group’s most recent historical mortality experience and future expectations as at reporting date. No significant changes were made to other assumptions.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

15	INVESTMENT CONTRACTS

Group and Company

	As at 31	As at 31
	December 2013	December 2012
	RMB million	RMB million
Investment contracts with DPF at amortised cost	46,555	47,977
Investment contracts without DPF
– At amortised cost	18,507	18,627
– At fair value through profit or loss	25	35

Total	65,087	66,639

The table below presents movements of investment contracts with DPF:

	2013	2012
	RMB million	RMB million
As at 1 January	47,977	52,072
Deposits received	2,622	6,424
Deposits withdrawn, payments on death and other benefits	(5,315)	(11,868)
Policy fees deducted from account balances	(13)	(30)
Interest credited	1,284	1,379

As at 31 December	46,555	47,977

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

16	BONDS PAYABLE

As at 31 December 2013, all bonds payable were subordinated bonds with total carrying value of RMB67,985 million (as at 31 December 2012: RMB67,981 million) and the par value of RMB68,000 million (as at 31 December 2012: RMB68,000 million).

Group and Company

			As at 31	As at 31
			December 2013	December 2012
		Interest rate	RMB million	RMB million
Issue date	Maturity date	p.a.	Par Value
26 October 2011	26 October 2021	5.50%	30,000	30,000
29 June 2012	29 June 2022	4.70%	28,000	28,000
5 November 2012	5 November 2022	4.58%	10,000	10,000

Total			68,000	68,000

The Company issued above three subordinated bonds with a maturity term of 10 years to qualified investors who met the relevant regulatory requirements. The coupon rates per annum for the first 5 years are 5.50%, 4.70%, 4.58%, respectively, for bonds issued on 26 October 2011, 29 June 2012 and 5 November 2012. The Company has the right to call the subordinated bonds at par at the end of the fifth year after issuing. If the Company does not exercise the call option, the coupon rate per annum for the remaining 5 years will be raised by 200 basis points.

Subordinated bonds are measured at amortised cost as described in Note 2.13.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

17	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Group

	As at 31	As at 31
	December 2013	December 2012
	RMB million	RMB million
Interbank market	13,862	68,499
Stock exchange market	6,564	—

Total	20,426	68,499

Maturing:
Within 30 days	17,426	64,499
After 30 but within 90 days	3,000	—
After 90 days	—	4,000

Total	20,426	68,499

As at 31 December 2013, bonds with carrying value of RMB14,338 million (as at 31 December 2012: RMB70,515 million) were pledged as collateral for financial assets sold under agreements to repurchase resulting from repurchase transactions entered into by the Group in the interbank market.

For debt repurchase transactions through stock exchange, the Group is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to stock exchange’s regulation which should be no less than the balance of related repurchase transaction. As at 31 December 2013, the carrying value of securities deposited in the collateral pool was RMB35,677 million (as at 31 December 2012: Nil). The collateral is restricted from trading during the period of the repurchase transaction.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

17	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE (continued)

Company

	As at 31	As at 31
	December 2013	December 2012
	RMB million	RMB million
Interbank market	13,494	68,499
Stock exchange market	6,564	—

Total	20,058	68,499

Maturing:
Within 30 days	17,058	64,499
After 30 but within 90 days	3,000	—
After 90 days	—	4,000

Total	20,058	68,499

As at 31 December 2013, bonds with carrying value of RMB13,962 million (as at 31 December 2012: RMB70,515 million) were pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Company in the interbank market.

For debt repurchase transactions through stock exchange, the Company is required to deposit certain exchange- traded bonds into a collateral pool with fair value converted at a standard rate pursuant to stock exchange’s regulation which should be no less than the balance of related repurchase transaction. As at 31 December 2013, the carrying value of securities deposited in the collateral pool was RMB35,331 million (as at 31 December 2012: Nil). The collateral is restricted from trading during the period of the repurchase transaction.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

18	OTHER LIABILITIES

Group

	As at 31	As at 31
	December 2013	December 2012
	RMB million	RMB million
Salary and welfare payable	4,792	4,035
Interest payable to policyholder	4,014	3,492
Commission and brokerage payable	1,630	2,459
Interest payable of subordinated debts	1,039	1,044
Stock appreciation rights (Note 30)	770	841
Payable to constructors	1,708	761
Agent deposits	682	686
Tax payable	377	403
Others	3,221	2,714

Total	18,233	16,435

Current	18,233	16,435
Non-current	—	—

Total	18,233	16,435

Company

	As at 31	As at 31
	December 2013	December 2012
	RMB million	RMB million
Salary and welfare payable	4,341	3,632
Interest payable to policyholder	4,014	3,492
Commission and brokerage payable	1,630	2,459
Interest payable of subordinated debts	1,039	1,044
Stock appreciation rights (Note 30)	770	841
Payable to constructors	1,705	760
Agent deposits	682	686
Tax payable	361	387
Others	3,148	2,658

Total	17,690	15,959

Current	17,690	15,959
Non-current	—	—

Total	17,690	15,959

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

19	STATUTORY INSURANCE FUND

As required by CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay statutory insurance fund contribution to the CIRC from 1 January 2009. The Group is subject to statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of the Group’s total assets, no additional contribution to the statutory insurance fund is required.

20	INVESTMENT INCOME

	For the year ended 31 December
	2013	2012
	RMB million	RMB million
Debt securities
– held-to-maturity securities	22,588	15,194
– available-for-sale securities	16,188	16,219
– at fair value through profit or loss	963	911
Equity securities
– available-for-sale securities	3,408	4,773
– at fair value through profit or loss	579	656
Bank deposits	32,667	30,512
Loans	5,773	4,339
Securities purchased under agreements to resell	556	633
Others	94	6

Total	82,816	73,243

For the year ended 31 December 2013, included in investment income is interest income of RMB78,829 million

(2012: RMB67,814 million). All interest income is accrued using the effective interest method.

The investment income from listed debt and equity securities for the year ended 31 December 2013 was RMB6,395 million (2012: RMB6,009 million). The investment income from unlisted debt and equity securities for the year ended 31 December 2013 was RMB37,331 million (2012: RMB31,744 million).

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

21	NET REALISED GAINS AND IMPAIRMENT ON FINANCIAL ASSETS

	For the year ended 31 December
	2013	2012
	RMB million	RMB million
Debt securities
Net realised gains	385	1,192
Reversal of impairment	—	51

Subtotal	385	1,243

Equity securities
Net realised gains	9,211	2,975
Impairment	(3,803)	(31,094)

Subtotal	5,408	(28,119)

Total	5,793	(26,876)

Net realised gains and impairment on financial assets are from available-for-sale securities.

During the year ended 31 December 2013, the Group recognised impairment charge of RMB142 million (2012: RMB14,950 million) of available-for-sale funds, RMB3,517 million (2012: RMB15,980 million) of available-for- sale common stocks and RMB144 million (2012: RMB164 million) of other available-for-sale securities, for which the Group determined that objective evidence of impairment existed.

22	NET FAIR VALUE GAINS/(LOSSES) THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2013	2012
	RMB million	RMB million
Debt securities	(239)	47
Equity securities	305	(88)
Stock appreciation rights	71	(272)

Total	137	(313)

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

23	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended 31 December 2013
Life insurance death and other benefits	193,755	(84)	193,671
Accident and health claims and claim adjustment expenses	11,392	(129)	11,263
Increase in insurance contracts liabilities	107,442	(88)	107,354

Total	312,589	(301)	312,288

For the year ended 31 December 2012
Life insurance death and other benefits	107,688	(14)	107,674
Accident and health claims and claim adjustment expenses	8,011	(113)	7,898
Increase in insurance contracts liabilities	185,018	(28)	184,990

Total	300,717	(155)	300,562

24	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

25	FINANCE COSTS

	For the year ended 31 December
	2013	2012
	RMB million	RMB million
Interest expenses for bonds payable	3,423	2,394
Interest expenses for securities sold under agreements to repurchase	609	181

Total	4,032	2,575

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

26	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the year ended 31 December
	2013	2012
	RMB million	RMB million
Employee salaries and welfare cost	10,789	9,699
Housing benefits	740	643
Contribution to the defined contribution pension plan	1,932	1,743
Depreciation and amortisation	2,026	1,949
Exchange loss	437	49
Auditors’ remuneration	52	65

27	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same fiscal authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2013	2012
	RMB million	RMB million
Current taxation – Enterprise income tax	428	1,581
Deferred taxation	4,015	(1,885)

Taxation charges	4,443	(304)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the year ended 31 December 2012: 25%) is as follows:

	For the year ended 31 December
	2013	2012
	RMB million	RMB million
Profit before income tax	29,451	10,968
Tax computed at the statutory tax rate	7,363	2,742
Non-taxable income (i)	(3,172)	(3,462)
Expenses not deductible for tax purposes (i)	200	364
Unused tax losses	51	49
Others	1	3

Income tax at the effective tax rate	4,443	(304)

(i)	Non-taxable income mainly includes interest income from government bonds and funds. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses that do not meet the criteria for deduction according to the relevant tax regulations.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

27	TAXATION (continued)

(c)	As at 31 December 2013 and 31 December 2012, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

Group

	Insurance	Investments	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)
As at 1 January 2012	(12,266)	9,857	955	(1,454)
(Charged)/credited to net profit	(180)	2,128	(63)	1,885
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(8,924)	—	(8,924)
– Portion of fair value gains on available-for-sale securities allocated to participating policyholders	659	—	—	659

As at 31 December 2012	(11,787)	3,061	892	(7,834)

As at 1 January 2013	(11,787)	3,061	892	(7,834)
(Charged)/credited to net profit	820	(5,024)	189	(4,015)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	7,731	—	7,731
– Portion of fair value losses on available-for-sale securities allocated to participating policyholders	(660)	—	—	(660)
– Others	—	(21)	—	(21)
Others	—	(120)	—	(120)

As at 31 December 2013	(11,627)	5,627	1,081	(4,919)

(i)	The deferred tax arising from the insurance category is mainly related to the change of long-term insurance contracts liabilities at 31 December 2008 as a result of the first time adoption of IFRS in 2009 and the temporary differences of short-term insurance contracts liabilities and policyholder dividend payables.
(ii)	The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses), which includes available-for-sale securities, and securities at fair value through profit or loss.
(iii)	The deferred tax arising from the others is mainly related to the temporary differences of employee salaries and welfare cost payables.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

27	TAXATION (continued)

(c)	The movements in deferred tax assets and liabilities during the year are as follows (continued):

Deferred tax assets/(liabilities)

Company

	Insurance	Investments	Others	Total
	RMB million	RMB million	RMB million	RMB million
As at 1 January 2012	(12,266)	9,841	886	(1,539)
(Charged)/credited to net profit	(180)	2,128	(73)	1,875
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(8,917)	—	(8,917)
– Portion of fair value gains on available-for-sale securities attributable to participating policyholders	659	—	—	659

As at 31 December 2012	(11,787)	3,052	813	(7,922)

As at 1 January 2013	(11,787)	3,052	813	(7,922)
(Charged)/credited to net profit	820	(4,702)	179	(3,703)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	7,722	—	7,722
– Portion of fair value losses on available-for-sale securities attributable to participating policyholders	(660)	—	—	(660)
Others	—	(120)	—	(120)

As at 31 December 2013	(11,627)	5,952	992	(4,683)

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

27	TAXATION (continued)

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

Group

	As at 31	As at 31
	December 2013	December 2012
	RMB million	RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	7,084	6,729
– deferred tax assets to be recovered within 12 months	1,827	1,342

Subtotal	8,911	8,071

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(13,557)	(15,555)
– deferred tax liabilities to be settled within 12 months	(273)	(350)

Subtotal	(13,830)	(15,905)

Net deferred tax liabilities	(4,919)	(7,834)

Company

	As at 31	As at 31
	December 2013	December 2012
	RMB million	RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	7,085	6,632
– deferred tax assets to be recovered within 12 months	1,727	1,342

Subtotal	8,812	7,974

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(13,223)	(15,547)
– deferred tax liabilities to be settled within 12 months	(272)	(349)

Subtotal	(13,495)	(15,896)

Net deferred tax liabilities	(4,683)	(7,922)

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

28	NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Net profit attributable to equity holders of the Company is recognised in the financial statements of the Company to the extent of RMB21,484 million (2012: RMB8,220 million).

29	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2013 are based on the net profit for the year attributable to equity holders of the Company and the weighted average number of 28,264,705,000 ordinary shares (for the year ended 31 December 2012: 28,264,705,000 ordinary shares).

30	STOCK APPRECIATION RIGHTS

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HKD5.33 and HKD6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. The exercise prices of stock appreciation rights were the average closing price of the shares in the five trading days prior to the date of the award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company’s plan, all stock appreciation rights will have an exercise period of five years from date of award and will not be exercisable before the fourth anniversary of the date of award unless specified market or other conditions have been met. On 26 February 2010, the Board of Directors of the Company extended the exercise period of all stock appreciation rights subject to government policy.

All the stock appreciation rights awarded were fully vested as at 31 December 2013. As at 31 December 2013, there were 55.01 million units outstanding and exercisable (as at 31 December 2012: 55.01 million). As at 31 December 2013, the amount of intrinsic value for the vested stock appreciation rights is RMB757 million (as at 31 December 2012: RMB828 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 25% to 45%, an expected dividend yield of no higher than 1% and risk-free interest rate from 0.15% to 0.25%.

The Company recognised a gain of RMB71 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2013 (2012 fair value loss: RMB272 million). There was no reversal of reversed cost due to the abstentions of the stock appreciation rights during the year ended 31 December 2013 and 2012. RMB757 million and RMB13 million were included in salary and staff welfare payable included under Other Liabilities for the units not exercised and exercised but not paid as at 31 December 2013 (as at 31 December 2012, RMB828 million and RMB13 million), respectively. There was no unrecognised compensation cost for the stock appreciation rights as at 31 December 2013 (as at 31 December 2012: Nil).

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

31	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting in June 2013, a final dividend of RMB0.14 per ordinary share totalling RMB3,957 million in respect of the year ended 31 December 2012 was declared and paid in 2013. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2013.

Pursuant to a resolution passed at the meeting of the Board of Directors on 25 March 2014, a final dividend of RMB0.30 per ordinary share totalling approximately RMB8,479 million for the year ended 31 December 2013 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2013.

32	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 31 December 2013:

Significant related parties	Relationship with the Company
CLIC	Immediate and ultimate holding company
AMC	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	A subsidiary of the Company
Sino-Ocean	An associate of the Company
CGB	An associate of the Company
CLP&C	An associate of the Company
COFCO Futures	An associate of the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“China Life Overseas”)	Under common control of CLIC
AMC HK	An indirect subsidiary of the Company
China Life AMP Asset Management Company (“CL AMP”)	An indirect subsidiary of the Company
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others
China Life Yuantong Property Company Limited (“China Life Yuantong”)	Under common control of CLIC

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Related parties with control relationship

Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the company	Nature of economic	Legal Representative

CLIC	Beijing, China	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; funds management business permitted by national laws and regulations or approved by State Council of the People’s Republic of China; other business approved by insurance regulatory agencies.	Immediate and ultimate holding company	State-owned	Yang Mingsheng

Refer to Note 37 for basic and related information of subsidiaries.

(c)	Registered capital of related parties with control relationship and changes during the year

Name of related party	As at 31 December 2012 million	Increase million	Decrease million	As at 31 December 2013 million
CLIC	RMB4,600	—	—	RMB4,600
AMC	RMB3,000	—	—	RMB3,000
Pension Company	RMB2,500	—	—	RMB2,500
AMC HK	HKD60	—	—	HKD60
Suzhou Pension Company (i)	—	RMB300	—	RMB300
CL AMP (i)	—	RMB588	—	RMB588

(i)	Suzhou Pension Company and CL AMP were incorporated in September and November 2013, respectively.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(d)	Percentage of holding of related parties with control relationship and changes during the year

Shareholder

	As at 31 December 2012			As at 31 December 2013
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
CLIC	RMB19,324	68.37%	—	—	RMB19,324	68.37%

Subsidiaries

	As at 31 December 2012			As at 31 December 2013
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
AMC	RMB1,680	60.00%	—	—	RMB1,680	60.00%
		directly				directly
Pension Company	RMB2,305	92.20%	—	—	RMB2,305	92.20%
		directly and indirectly				directly and indirectly
AMC HK	HKD30	50.00%	—	—	HKD30	50.00%
		indirectly				indirectly
Suzhou Pension Company	—	—	RMB300	—	RMB300	100.00%
						directly
CL AMP	—	—	RMB500	—	RMB500	85.03%
						indirectly

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties.

		For the year ended 31 December
	Notes	2013 RMB million	2012 RMB million
Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i)(vii)	1,022	1,063
Asset management fee received from CLIC	(ii.a)	133	133
Payment of dividends to CLIC		2,705	4,444
Distribution of profits from AMC to CLIC		80	65
Retired personnel management fee received from CLIC		2	2
Asset management fee received from China Life Overseas	(ii.b)	28	20
Asset management fee received from CLP&C	(ii.c)	10	12
Payment of insurance premium to CLP&C		53	58
Claim and other payments received from CLP&C		24	19
Agency fee received from CLP&C	(iii)(vii)	852	648
Payment of agency fee to CLP&C	(iii)	16	16
Rental and policy management fee received from CLP&C		28	28
Rental and project payments to CLRE		27	38
Property leasing expenses charged by CLI	(iv)	87	63
Asset management fee received from CLI		6	5
Commission and other income received from CLI		12	14
Payment to CLI for purchase of fixed assets	(viii)	78	61
Payment of asset management fee to CLI	(ii.d)	8	—
Property leasing income received from CLI		24	23
Additional capital contribution to China Life Yuantong		—	361
Transactions between CGB and the Group
Interest on deposits received from CGB		683	733
Insurance premiums received from CGB		9	2
Commission expenses charged by CGB	(v)	6	9
Payment of claim to CGB		5	—
Transactions between Sino-Ocean and the Group
Capital contribution to Sino-Ocean		2,387	—
Scrip dividend from Sino-Ocean (Note 8)		81	182
Cash dividend from Sino-Ocean (Note 8)		198	—
Interest payment of subordinated debts received from Sino-Ocean		25	26
Project management fee paid to Sino-Ocean		30	61

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

			For the year ended 31 December
	Notes		2013	2012
			RMB million	RMB million
Transactions between EAP and the Group
Contribution to EAP			262	261
Transactions between AMC and the Company
Payment of asset management fee to AMC	(ii.e	)(vii)	846	761
Distribution of profits from AMC			121	97
Insurance premium received from AMC			1	1
Transactions between Pension Company and the Company
Rental and disbursement received from Pension Company			17	16
Agency fee received from Pension Company for entrusted sales of annuity funds	(vi	)	11	7
Marketing fee income for promotion of annuity business from Pension Company			23	18
IT services fee received from Pension Company			3	3
Transaction between AMC HK and the Company Payment of investment management fee to AMC HK	(ii.f	)	8	8

Notes:

(i)	On 15 December 2011, CLIC and the Company signed a renewable agreement, effective till 31 December 2014, whereby the Company is engaged to provide various policy administration services to CLIC in relation to the non- transferrable policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer of the non-transferrable policies. In consideration of the services provided under the agreement, CLIC pays the Company a policy management fee based on the estimated cost of providing the services, plus a profit margin. The policy management fee is paid semi-annually, and is equal to the sum of (1) the number of non– transferred policies in force as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits collected during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income.

(ii.a)	On 29 December 2011, CLIC signed a renewal asset management agreement with AMC, entrusting AMC to manage and make investments of its insurance funds. The agreement is effective till 31 December 2014, whereby CLIC pays AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee is calculated and payable on a monthly basis, by multiplying the average net asset value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. At the end of each year, CLIC evaluated the investment performance of the assets managed by AMC, compared actual results against benchmark returns and made adjustment to the basic service fee.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Notes (continued):

(ii.b)	In 2013, China Life Overseas entered into an investment management agreement with AMC HK, entrusting AMC HK to manage and make investments of its insurance funds. The agreement was effective from 1 January 2013 to 31 December 2013. According to the agreement, China Life Overseas and AMC HK set a benchmark annual net investment return and China Life Overseas paid AMC HK a management service fee based on the actual annual net investment return.

(ii.c)	In 2012, CLP&C signed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments of its insurance funds. The agreement was effective till 31 December 2013 and subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. According to the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee is calculated and payable on a monthly basis, by multiplying the average net asset value of the assets under management at the beginning and the end of any given month by the rate of 0.05%, divided by 12. The variable service fee is linked to investment performance.

(ii.d)	On 22 March 2013, the Company and CLI signed a management agreement of alternative investment of insurance funds, which was effective till 31 December 2013 and subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. According to the agreement, the Company entrusted CLI to engage in specialized investment, operation and management of real estates, equities and related financial products under the instructions of the annual guidelines. The Company paid CLI a basic asset management fee and a performance related bonus or charged a performance related deduction. Basic asset management fee is calculated by multiplying the total investment with a management rate of 0.06% on a quarterly basis. When the comprehensive investment income rate is higher or lower than the stipulated reward or punishment benchmark, the performance related bonus or deduction is calculated by multiplying the total investment and the percentage of comprehensive income rate higher or lower than 10% of the stipulated standard. Performance related deduction was not bound to exceed 0.3% of the total investment of real estates or equities of that year. Performance related bonus or deduction is calculated and paid on a yearly basis.

(ii.e)	On 27 December 2012, the Company and AMC entered into a renewal agreement for the management of insurance funds, effective from 1 January 2013 to 31 December 2014. The agreement is subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. According to the agreement, the Company entrusted AMC to manage and make investments of its insurance funds and paid AMC a fixed service fee and a variable performance fee. The fixed annual service fee is calculated and payable on a monthly basis, by multiplying the average net asset value of the assets under management and the rate of 0.05%; the variable performance fee is payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. The service fees were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Notes (continued):

(ii.f)	On 19 September 2013, the Company and AMC HK renewed the Offshore Investment Management Service Agreement, effective till 19 September 2014. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. According to the agreement, the Company entrusted AMC HK to manage and make investment of its insurance funds and paid AMC HK asset management fee. The asset management fee for 2013 was calculated at a fixed rate of 0.40% of portfolio asset value and a performance bonus capped at 0.15% of portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis are calculated at 0.05% of portfolio asset value. Management fees are calculated based on the portfolio asset value at the end of each month based on the monthly report provided by AMC HK and payable quarterly. Performance bonus is calculated and payable on an annual basis. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(iii)	In November 2008, the Company and CLP&C signed a 2-year framework insurance agency agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorized jurisdictions. The agency fee is determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. On 8 March 2012, the Company and CLP&C signed a new 2-year framework agreement, which was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. All the original important terms remained the same.

On 8 April 2012, the Company and CLP&C signed a 2-year framework insurance agency agreement, whereby the Company entrusted CLP&C to act as an agent to sell designated life insurance products in certain authorised jurisdictions. The brokerage fee is determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry.

(iv)	On 31 December 2012, the Company signed a property leasing agreement with CLI, effective till 31 December 2014, pursuant to which CLI leased to the Company certain owned and leased buildings. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi– annual basis, and each payment is equal to one half of the total annual rental.

(v)	On 19 April 2012, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channel are included in the agreement. CGB provides agency services, including selling of insurance products, collecting premiums and paying benefits. The Company pays commissions as follows: 1) a commission for insurance businesses introduced by CGB, calculated by multiplying total premium received from sale of individual insurance products and a fixed commission percentage. The commission percentages for the various insurance products sold by CGB are agreed based on arm’s length transactions; and 2) a commission for premium collection and benefit payments of CGB in relation to renewal businesses, calculated by multiplying the number of transactions handled and a fixed commission per transaction, which should not exceed RMB1. The above commissions were paid on a monthly basis. The agreement is for three years and subject to an automatic one-year renewal.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Notes (continued):

(vi)	In December 2011, the Company and Pension Company signed an agency agreement for management and customer service of enterprise annuity funds, effective till 28 December 2012. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. The agreement was automatically renewed for another year from 29 December 2012 to 28 December 2013. According to the agreement, Pension Company entrusted the Company to distribute enterprise annuity fund management services and provide related customer services. The service fee is calculated at 50% to 80% of management fee revenues of the first year, depending on the length of the agreement. On 20 November 2013, the Company and Pension Company renewed the agreement to stay valid till 20 November 2014. Except for expiration date, all the other articles of the original agreement remain unchanged.

(vii)	These transactions constitute continuing connected transactions which are subject to reporting and announcement requirements but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

(viii)	The transaction constitutes an one-off connected transaction which is subject to reporting and announcement requirements but is exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

32 SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Amounts due from/to significant related parties (continued)

The following table summarises the balances due from and to significant related parties. The balances are non-interest bearing, unsecured and have no fixed repayment dates except for the deposits with CGB and the subordinated debts issued by Sino-Ocean.

	As at 31	As at 31
	December 2013	December 2012
	RMB million	RMB million
The resulting balance due from and to significant related parties of the Group
Amount due from CLIC (Note 13)	549	560
Amount due to CLIC	(1)	(5)
Amount due from China Life Overseas	16	11
Amount due from CLP&C	76	65
Amount due to CLP&C	—	(2)
Amount due from CLI	14	16
Amount due to CLI	(32)	(8)
Amount due from CLRE	1	1
Amount due to CLRE	—	(4)
Amount deposited with CGB	15,051	14,701
Amount due from CGB	284	218
Amount due to CGB	—	(1)
Subordinated debts of Sino-Ocean	266	266
The resulting balance due from and to subsidiaries of the Company
Amount due from Pension Company	46	50
Amount due to Pension Company	(3)	(2)
Amount due to AMC	(73)	(68)
Amount due to AMC HK	(2)	(2)

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Key management compensation

	For the year ended 31 December
	2013	2012
	RMB million	RMB million
Salaries and other benefits	14	23

The total compensation package for the Company’s key management for the year ended 31 December 2013 has not yet been finalised in accordance with regulations of the relevant PRC authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2012 has been approved by relevant authorities. The total compensation of 2012 was RMB23 million, including deferral payment about RMB4 million.

(h)	Transactions with state-owned enterprises

Under IAS 24, business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state- owned enterprise. The Group’s key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and applied IAS 24 exemption and disclose only qualitative information.

As at and during the year ended 31 December 2013, most of bank deposits of the Group were with state- owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state- owned enterprises. For the year ended 31 December 2013, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal office; and almost all of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

33	SHARE CAPITAL

	As at 31 December 2013		As at 31 December 2012
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

33	SHARE CAPITAL (continued)

As at 31 December 2013, the Company’s share capital was as follows:

	As at 31 December 2013
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441
Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange.

34	RESERVES

Group

	Share premium RMB million	Unrealised gains/(losses) from available-for-sale securities RMB million	Statutory reserve fund RMB million	Discretionary reserve fund RMB million	General reserve RMB million	Exchange differences on translating foreign operations RMB million	Total RMB million
			(a)	(b)	(c)
As at 1 January 2012	53,860	(19,604)	18,064	16,202	14,852	(3)	83,371
Other comprehensiveincome for the year	—	24,995	—	—	—	—	24,995
Appropriation to reserves	—	—	1,107	1,848	1,107	—	4,062

As at 31 December 2012	53,860	5,391	19,171	18,050	15,959	(3)	112,428

As at 1 January 2013	53,860	5,391	19,171	18,050	15,959	(3)	112,428
Other comprehensive income for the year	—	(21,562)	—	—	—	—	(21,562)
Appropriation to reserves	—	—	2,470	1,107	2,470	—	6,047

As at 31 December 2013	53,860	(16,171)	21,641	19,157	18,429	(3)	96,913

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

34	RESERVES (continued)

Company

		Unrealised
		gains/(losses)
		from
		available-for-sale	Statutory	Discretionary	General
	Share premium	securities	reserve fund	reserve fund	reserve	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
			(a)	(b)	(c)
As at 1 January 2012	53,860	(19,416)	18,016	16,202	14,852	83,514
Other comprehensive income for the year	—	24,772	—	—	—	24,772
Appropriation to reserve	—	—	1,107	1,848	1,107	4,062

As at 31 December 2012	53,860	5,356	19,123	18,050	15,959	112,348

As at 1 January 2013	53,860	5,356	19,123	18,050	15,959	112,348
Other comprehensive income for the year	—	(21,190)	—	—	—	(21,190)
Appropriation to reserve	—	—	2,470	1,107	2,470	6,047

As at 31 December 2013	53,860	(15,834)	21,593	19,157	18,429	97,205

(a)	The Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve for the year ended 31 December 2013 amounting to RMB2,470 million under the relevant PRC laws (2012:RMB1,107 million).
(b)	Approved by the Annual General Meeting in June 2013, the Company appropriated RMB1,107 million to discretionary reserve fund for the year ended 31 December 2012 based on net profit under CAS (2012: RMB1,848 million).
(c)	Pursuant to “Financial Standards of Financial Enterprises – Implementation Guide” issued by the Ministry of Finance of the PRC on 30 March 2007, for the year ended 31 December 2013, the Company appropriated 10% of net profit under CAS which amounts to RMB2,470 million to general reserve for future uncertain catastrophes, which cannot be used for dividend distribution or conversion to share capital increment (2012: RMB1,107 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

35	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	Group		Company
	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Pending lawsuits	215	183	215	183

The Group involves in certain lawsuits arising from ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analyzed all pending lawsuits at the end of each reporting period. A provision will only be recognised if the management determines, based on third-party legal advice, that the group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2013 and 2012, the Group has other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated.

36	COMMITMENTS

(a)	Capital commitments

The Group and the Company had the following capital commitments relating to property development projects and investments:

	Group		Company
	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Contracted, but not provided for Investments	7,690	3,327	7,690	3,327
Property, plant and equipment	7,830	8,685	7,823	8,685
Others	65	48	65	48

Total	15,585	12,060	15,578	12,060

Authorized, but not contracted for
Investments	5,834	—	5,834	—
Property, plant and equipment	87	—	87	—

Total	5,921	—	5,921	—

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

36	COMMITMENTS (continued)

(b)	Operating lease commitments – as lessee

The future minimum lease payments under non-cancellable operating leases are as follows:

	Group		Company
	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Not later than one year	480	394	458	365
Later than one year but not later than five years	472	477	464	453
Later than five years	18	17	18	17

Total	970	888	940	835

The operating lease payments charged to profit before income tax for the year ended 31 December 2013 were RMB736 million (for the year ended 31 December 2012: RMB690 million).

(c)	Operating lease commitments – as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	Group		Company
	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
Not later than one year	144	166	149	171
Later than one year but not later than five years	247	250	248	252
Later than five years	57	83	57	83

Total	448	499	454	506

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

37	INVESTMENTS IN SUBSIDIARIES

Company

	As at 31 December
	2013 RMB million	2012 RMB million
Unlisted investments at cost	4,165	3,865

The table below presents the basic information of the Company’s subsidiaries at 31 December 2013:

Name	Place of incorporation and operation	Percentage of equity interest held	Registered capital	Principal activities
AMC	PRC	60% directly	RMB3,000 million	Asset management
Pension Company	PRC	92.2% directly and indirectly	RMB2,500 million	Pension and annuity
AMC HK	Hong Kong, PRC	50% indirectly	HKD60 million	Asset management
Suzhou Pension Company	PRC	100% directly	RMB300 million	Investment in retirement properties
CL AMP	PRC	85.03% indirectly	RMB588 million	Fund management

Non-controlling interests in subsidiaries are not significant to the Company.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

38	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION

The total compensation package for these directors, supervisors, chief executive and senior management for the year ended 31 December 2013 has not yet been finalised in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on the Group’s 2013 consolidated financial statements. The final compensation will be disclosed in a separate announcement when determined.

(a)	Directors’ and chief executive’s emoluments

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2013 are as follows:

Name	Remuneration paid	Benefits in kind	Total
		RMB Thousand
Yang Mingsheng	449.5	383.2	832.7
Wan Feng (i)	404.5	353.0	757.5
Lin Dairen	400.1	349.4	749.5
Liu Yingqi	400.1	349.4	749.5
Miao Jianmin	—	—	—
Zhang Xiangxian	—	—	—
Wang Sidong	—	—	—
Sun Changji (ii)	—	—	—
Bruce D. Moore	320.0	—	320.0
Anthony Francis Neoh	300.0	—	300.0
Tang Jianbang (ii)	—	—	—

Note:

(i)	Wan Feng is the Chief Executive.
(ii)	In accordance with regulations of the relevant PRC authorities, the Company did not pay any emoluments to independent directors Sun Changji and Tang Jianbang.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

38	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(a)	Directors’ and chief executive’s emoluments (continued)

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2012 are as follows:

				Delay in
				payment			Delay in
		Performance	Subtotal	included			payment	Actual paid
	Basic	related	of salary	in salary	Benefits		included	included
Name	salaries	bonus	income	income	in kind	Total	in total	in total
	RMB Thousand
Yuan Li	111.4	243.5	354.9	121.8	52.7	407.6	121.8	285.8
Yang Mingsheng	334.1	730.3	1,064.4	365.2	250.1	1,314.5	365.2	949.3
Wan Feng	401.0	876.6	1,277.6	438.3	326.6	1,604.2	438.3	1,165.9
Lin Dairen	396.5	866.8	1,263.3	433.4	323.1	1,586.4	433.4	1,153.0
Liu Yingqi	396.5	866.8	1,263.3	433.4	323.1	1,586.4	433.4	1,153.0
Miao Jianmin	—	—	—	—	—	—	—	—
Shi Guoqing	—	—	—	—	—	—	—	—
Zhuang Zuojin	—	—	—	—	—	—	—	—
Zhang Xiangxian	—	—	—	—	—	—	—	—
Wang Sidong	—	—	—	—	—	—	—	—
Ma Yongwei	—	—	—	—	—	—	—	—
Sun Changji	—	—	—	—	—	—	—	—
Bruce D. Moore	250.0	70.0	320.0	—	—	320.0	—	320.0
Anthony Francis Neoh	250.0	50.0	300.0	—	—	300.0	—	300.0
Tang Jianbang	—	—	—	—	—	—	—	—

The compensation amounts for these directors for the year ended 31 December 2012 were restated based on the finalised amounts determined during 2013.

In addition to the directors’ emoluments disclosed above, certain directors of the Company receive emoluments from CLIC, amount of which has not been apportioned between their services to the Company and their services to CLIC.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

38	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(b)	Supervisors’ emoluments

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December

2013 are as follows:

Name	Remuneration paid	Benefits in kind	Total
		RMB Thousand
Xia Zhihua	400.1	349.4	749.5
Shi Xiangming	615.5	332.7	948.2
Luo Zhongmin	150.0	—	150.0
Yang Cuilian	589.8	338.0	927.8
Li Xuejun	589.8	329.0	918.8

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December

2012 are as follows:

				Delay in
				payment			Delay in
		Performance	Subtotal	included			payment	Actual paid
	Basic	related	of salary	in salary	Benefits		included	included
Name	salaries	bonus	income	income	in kind	Total	in total	in total
	RMB Thousand
Xia Zhihua	396.5	866.8	1,263.3	433.4	323.1	1,586.4	433.4	1,153.0
Shi Xiangming	589.8	379.7	969.5	—	305.6	1,275.1	—	1,275.1
Luo Zhongmin	60.0	15.0	75.0	—	—	75.0	—	75.0
Yang Cuilian	282.0	221.1	503.1	—	166.7	669.8	—	669.8
Li Xuejun	282.0	196.0	478.0	—	162.2	640.2	—	640.2
Yang Hong	329.0	244.8	573.8	—	138.1	711.9	—	711.9
Wang Xu	329.0	228.7	557.7	—	165.9	723.6	—	723.6
Tian Hui	70.0	17.5	87.5	—	—	87.5	—	87.5

The compensation amounts for these supervisors for the year ended 31 December 2012 were restated based on the finalised amounts determined during 2013.

China Life Insurance Company Limited     Annual Report 2013

Notes to the Consolidated Financial Statements

For the year ended 31 December 2013

38	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(c)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company include two directors (2012: three directors) whose emoluments are reflected in the analysis presented above.

Details of remuneration of the remaining three (2012: two) highest paid individuals are as follows:

	2013 RMB Thousand	2012 RMB Thousand
Basic salaries, housing allowances, other allowances and benefits in kind	2,795	3,173

The emoluments fell within the following bands:

	Number of individuals
	2013	2012
RMB0 – RMB1,000,000	3	—
RMB1,000,000 – RMB2,000,000	—	2
RMB2,000,000 – RMB3,000,000	—	—
RMB3,000,000 – RMB4,000,000	—	—
RMB4,000,000 – RMB4,500,000	—	—

For the year ended 31 December 2013, no emoluments have been paid by the Company to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office (for the year ended 31 December 2012: Nil).

China Life Insurance Company Limited     Annual Report 2013

Embedded Value

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, embedded value and the value of one year’s sales’ calculation involve substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, CLI, AMC, Pension Company, CLP&C, and etc.

China Life Insurance Company Limited     Annual Report 2013

Embedded Value

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF ONE YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less PRC solvency policy reserves and other liabilities; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC solvency reserves and solvency margins at the required regulatory minimum level.

The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

China Life Insurance Company Limited     Annual Report 2013

Embedded Value

PREPARATION AND REVIEW

The embedded value and the value of one year’s sales were prepared by China Life Insurance Company Limited in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission. Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Towers Watson is contained in the “Towers Watson’s review opinion report on embedded value” section.

On 15 May 2012, the Ministry of Finance and the State Administration of Taxation issued the “Notice on Corporate Income Tax Deduction of Reserves for Insurance Companies” (Cai Shui [2012] No. 45), requiring the taxation basis to be based on accounting profits. Based on the above regulation, in preparing the 2013 embedded value report, the adjusted net worth has reflected the tax treatment in accordance with accounting profits. When calculating the value of in-force business and value of one year’s sales, as there is uncertainty in the accounting liability assumptions in future valuation periods (such as valuation interest rates), correspondingly, numerous scenarios could be possible as to future accounting profits. Consequently, we have adopted the profits based on the solvency liability in projecting future tax payable in the base scenario. We also disclose the value of in-force business and value of one year’s sales calculated using tax payable based on the accounting profits in accordance to the “Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario in the table 4 of “SENSITIVITY RESULTS”.

ASSUMPTIONS

Economic assumptions:

The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be 5.1% in 2013 and grading to 5.5% in 2017 (remaining level thereafter). 14% in 2013, and changing to 17% in 2018 (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk- adjusted discount rate used is 11%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

China Life Insurance Company Limited     Annual Report 2013

Embedded Value

SUMMARY OF RESULTS

The embedded value as at 31 December 2013 and the value of one year’s sales for the 12 months to 31 December 2013, and their corresponding results in 2012 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales			RMB million
		31 December	31 December
ITEM		2013	2012
A	Adjusted Net Worth	107,522	128,507
B	Value of In-Force Business before Cost of Solvency Margin	271,837	245,134
C	Cost of Solvency Margin	(37,135)	(36,046)
D	Value of In-Force Business after Cost of Solvency Margin (B+C)	234,702	209,088
E	Embedded Value (A + D)	342,224	337,596
F	Value of One Year’s Sales before Cost of Solvency Margin	24,421	24,129
G	Cost of Solvency Margin	(3,120)	(3,295)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	21,300	20,834

Notes: 1)	Numbers may not be additive due to rounding.
2)	Taxable incomes in embedded value and the value of one year’s sales are based on earnings calculated using solvency reserves.

China Life Insurance Company Limited    Annual Report 2013

Embedded Value

VALUE OF ONE YEAR’S SALES BY CHANNEL

The value of one year’s sales by channel is shown below:

Table 2

Value of One Year’s Sales by Channel		RMB million
	Value of One Year’s Sales
Channel	2013	2012
Exclusive Individual Agent Channel	19,639	18,362
Group Insurance Channel	532	347
Bancassurance Channel	1,129	2,125
Total	21,300	20,834

Note:	Telemarketing business is included in Exclusive Individual Agent Channel. Supplementary major medical insurance business is included in Group Insurance Channel.

China Life Insurance Company Limited     Annual Report 2013

Embedded Value

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 3

Analysis of Embedded Value Movement in 2013	RMB million
ITEM
A Embedded Value at Start of Year	337,596
B Expected Return on Embedded Value	35,536
C Value of New Business in the Period	21,300
D Operating Experience Variance	(2,258)
E Investment Experience Variance	(22,953)
F Methodology, Model and Assumption Changes	(1,957)
G Market Value and Other Adjustments	(18,885)
H Exchange Gains or Losses	(436)
I Shareholder Dividend Distribution	(3,957)
J Other	(1,762)
K Embedded Value as at 31 December 2013 (sum A through J)	342,224

Notes: Items B through J are explained below:

B	Reflects unwinding of the opening value of in-force business and value of new business sales in 2013 plus the expected return on investments supporting the 2013 opening net worth.
C	Value of new business sales in 2013.
D	Reflects the difference between actual operating experience in 2013 (including mortality, morbidity, lapses and expenses etc.) and the assumptions.
E	Compares actual with expected investment returns during 2013.
F	Reflects the effect of projection method, model enhancements and assumption changes.
G	Change in the market value adjustment from the beginning of year 2013 to 31 December 2013 and other related adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders during 2013.
J	Other miscellaneous items.

China Life Insurance Company Limited    Annual Report 2013

Embedded Value

SENSITIVITY RESULTS

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 4

Sensitivity Results		RMB million
	VALUE OF IN-FORCE	VALUE OF ONE YEAR’S
	BUSINESS AFTER COST OF	SALES AFTER COST OF
	SOLVENCY MARGIN	SOLVENCY MARGIN
Base case scenario	234,702	21,300
1. Risk discount rate of 11.5%	223,432	20,136
2. Risk discount rate of 10.5%	246,803	22,554
3. 10% increase in investment return	272,880	24,002
4. 10% decrease in investment return	196,795	18,632
5. 10% increase in expenses	231,998	19,645
6. 10% decrease in expenses	237,400	22,956
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	232,674	21,213
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	236,759	21,388
9. 10% increase in lapse rates	233,677	21,102
10. 10% decrease in lapse rates	235,740	21,490
11. 10% increase in morbidity rates	232,531	21,188
12. 10% decrease in morbidity rates	236,889	21,414
13. 10% increase in claim ratio of short term business	234,403	20,515
14 10% decrease in claim ratio of short term business	235,001	22,085
15. Solvency margin at 150% of statutory minimum	224,030	19,707

16. Using 2012 EV assumptions	237,458	21,189

17. Taxable income based on the accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario	238,347	20,830

Note:	Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 16.

China Life Insurance Company Limited     Annual Report 2013

Embedded Value

TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the financial year ended

31 December 2013 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of work

Our scope of work covered:

•	a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2013, in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2013;

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

China Life Insurance Company Limited    Annual Report 2013

Embedded Value

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. The methodology applied by China Life is a common methodology used to determine embedded values of life insurance companies in China at the current time;

•	the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	no changes have been assumed to the treatment of tax, but some sensitivity results relating to tax have been shown by China Life; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Towers Watson

Adrian Liu FIAA, FCAA

25th March 2014

In case of any discrepancy between the Chinese version and the English version of this report, the Chinese version shall prevail; in case of any discrepancy between the printed version and the website version of this report, the website version shall prevail.

The cover photo of the printed version of this report was photographed by Mr. Gao Jian of the Shenzhen Branch of the Company.